Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252567

30,498,486 Shares of Common Stock

This prospectus relates to the offering and resale of up to 30,498,486 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), by the selling stockholders identified herein (the “Selling Stockholders”), pursuant to the Registration Rights Agreement, dated as of November 20, 2020 (the “2020 RRA”), Section 4(e) of the Amended and Restated Sponsor Support Agreement, dated as of November 20, 2020 (such section, “SSA Section 4(e)”), and the Registration Rights Agreement, dated as of November 16, 2017 (the “2017 RRA”), each of which we entered into with certain of the Selling Stockholders (the 2020 RRA, SSA Section 4(e), and the 2017 RRA, together, the “Registration Rights Agreements”). See the section entitled “Selling Stockholders” for additional information regarding the Selling Stockholders and the specific Registration Rights Agreement(s) to which each Selling Stockholder is a party.

Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the shares. The Selling Stockholders may sell the shares of Common Stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Stockholders may sell the shares in the section entitled “Plan of Distribution.” Additionally, in connection with such sales, Loop Capital Markets LLC, a Selling Stockholder, is a broker-dealer, and Interest Solutions, LLC, also a Selling Stockholder, is an affiliate of a broker-dealer, and each might be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). In such event, any commissions received by Loop Capital Markets LLC or Interest Solutions, LLC and any profit on the resale of the shares purchased by each may be deemed to be underwriting commissions or discounts under the Securities Act.

Our Common Stock is traded on the NYSE American under the symbol “ID.” On June 2, 2023, the closing price of our Common Stock was $0.37.

We will not receive any proceeds from the sale by the Selling Stockholders of the shares of Common Stock being offered pursuant to this prospectus. We will pay for expenses related to the registration of the shares of our Common Stock to be offered and sold pursuant to this prospectus, and the Selling Stockholders will pay any underwriters’ commissions and discounts, brokerage fees, underwriter marketing costs, or equivalent expenses or expenses of their legal counsel applicable to the sale of such shares of Common Stock.

Investing in our securities involves various risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 5, 2023

Table of Contents

You should rely only on the information provided in this prospectus and any applicable prospectus supplement. Neither we nor the Selling Stockholders have authorized anyone to provide you with different information. Neither we nor the Selling Stockholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS

This combined prospectus is part of registration statements on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using the “shelf” registration process. Under this shelf registration process, the Selling Stockholders may, from time to time, sell the securities offered by them described in this prospectus. We will not receive any proceeds from the sale by such Selling Stockholders of the Common Stock offered by them described in this prospectus.

Neither we nor the Selling Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus titled “Where You Can Find More Information.”

On November 20, 2020 (the “Closing Date”), Legacy Acquisition Corp., our predecessor company (“Legacy”), consummated the previously announced merger pursuant to that certain Business Combination Agreement, dated September 18, 2020 (the “Business Combination Agreement”), by and among Legacy, Excel Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company and directly owned subsidiary of Merger Sub 2 (as defined below) (“Merger Sub 1”), Excel Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub 2”), Onyx Enterprises Int’l, Corp., a New Jersey corporation (“Onyx”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the stockholder representative pursuant to the terms of the Business Combination Agreement. At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Merger Sub 1 merged with and into Onyx (the “First Merger”), with Onyx surviving as a direct wholly-owned subsidiary of Merger Sub 2, and (b) Onyx merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving as a direct wholly-owned subsidiary of the Company (the Mergers, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). On the Closing Date, (i) Legacy changed its name from Legacy Acquisition Corp. to PARTS iD, Inc. and listed its shares of Common Stock on the NYSE American under the symbol “ID” and (ii) Merger Sub 2 changed its name to PARTS iD, LLC (“PARTS iD, LLC”).

Unless the context indicates otherwise, references in this prospectus to the “Company,” “PARTS iD,” “we,” “us,” “our” and similar terms refer to PARTS iD, Inc. (f/k/a Legacy Acquisition Corp.) and its consolidated subsidiaries (including PARTS iD, LLC). References to “Legacy” refer to our predecessor company prior to the consummation of the Business Combination.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus and any accompanying prospectus supplement that address events, developments or results that we expect or anticipate may occur in the future are “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “project,” “forecast,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “seeks,” “scheduled,” or “will,” and similar expressions are intended to identify forward-looking statements. These statements relate to future periods, future events or our future operating or financial plans or performance, are made on the basis of management’s current views and assumptions with respect to future events, including management’s current views regarding the likely impacts of the COVID-19 pandemic, supply chain constraints from current economic conditions, record inflation and the conflict in Ukraine. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. We operate in a changing environment where new risks emerge from time to time and it is not possible for us to predict all risks that may affect us, particularly those associated with the COVID-19 pandemic and the conflict in Ukraine, which have had wide-ranging and continually evolving effects. The forward-looking statements, as well as our prospects as a whole, are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. These risks and uncertainties include, without limitation:

●	our future capital requirements;

●	our ability to raise capital and utilize sources of cash;

●	our ability to generate sufficient revenue to cover our operating expenses and to continue to operate with a working capital deficiency;

●	our ability to service our obligations and to obtain funding for our operations;

●	the ongoing conflict between Ukraine and Russia has affected and may continue to affect our business;

●	competition and our ability to counter competition, including changes to the algorithms of Google and other search engines and related impacts on our revenue and advertisement expenses;

●	the impact on our business of macro-economic factors including discretionary spending pressure due to inflation and low savings rates that impact consumer sentiment;

●	the impact of health epidemics, including the COVID-19 pandemic, on our business and the actions we may take in response thereto;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	disruptions in the supply chain and associated impacts on demand, product availability, order cancellations and cost of goods sold including the economic impacts of record inflation;

●	difficulties in managing our international business operations, particularly in Ukraine, including with respect to enforcing the terms of our agreements with our contractors and managing increasing costs of operations;

●	changes in our strategy, future operations, financial position, estimated revenue and losses, product pricing, projected costs, prospects and plans;

●	the outcome of actual or potential litigation, complaints, product liability claims, or regulatory proceedings, and the potential adverse publicity related thereto;

●	the implementation, market acceptance and success of our business model, expansion plans, opportunities and initiatives, including the market acceptance of our planned products and services;

●	developments and projections relating to our competitors and industry;

●	our ability to maintain and enforce intellectual property rights and our ability to maintain our technology position;

●	changes in applicable laws or regulations;

●	the effects of current and future U.S. and foreign trade policy and tariff actions;

●	disruptions in the marketplace for online purchases of aftermarket auto parts;

●	costs related to operating as a public company; and

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors.

See also the section titled “Risk Factors” in this prospectus, and subsequent reports and registration statements filed from time to time with the SEC, for further discussion of certain risks and uncertainties that could cause actual results and events to differ materially from our forward-looking statements. Readers of this prospectus are cautioned not to rely on these forward-looking statements, since there can be no assurance that these forward-looking statements will prove to be accurate. Forward-looking statements speak only as of the date they are made, and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. This cautionary note is applicable to all forward-looking statements contained in this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for PARTS iD, Inc.” in each case included elsewhere in this prospectus. Unless otherwise stated or the context requires otherwise, references in this prospectus to “PARTS iD”, the “Company”, “we”, “us”, “our” and similar references refer to PARTS iD, Inc.

Business Overview

PARTS iD, Inc. is a technology-driven, digital commerce company focused on creating custom infrastructure and unique user experiences within niche markets. The Company was founded in 2008 with a vision of creating a one-stop digital commerce destination for the automotive parts and accessories market. Management believes that the Company has since become a market leader and proven brand-builder, fueled by its commitment to delivering an engaging shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation.

At its core, the Company’s technology solution is a data and information platform that enables and facilitates a differentiated digital commerce experience within complex product markets, as opposed to a pure digital commerce or electronics retailer. The deep technology platform that we have built integrates software engineering with catalog management, data intelligence, mining and analytics, along with user interface development that utilizes distinctive rules-based parts fitment software capabilities. In order to handle the ever-growing need for accurate automotive product and parts data, the Company has utilized cutting-edge computational and software engineering techniques, including Bayesian classification, to enhance and improve data records and product information and also deliver an engaging user experience. The technology platform also offers the Company fungibility, which was demonstrated by the fact that it was able to launch seven additional verticals in August 2018.

Through the journey of building a comprehensive and complex product portfolio with approximately 18 million SKUs, as well as building an end-to-end digital commerce platform, the Company has developed a platform for both digital commerce and fulfillment, relying on insights gleaned from over 14 billion data points related to vehicle parts, a virtual shipping network comprising over 2,500 locations, approximately 4,500 active brands, and machine-learning algorithms for complex fitment industries such as vehicle parts and accessories.

While the Company’s platform has been initially focused on automotive parts and accessories, management believes the Company’s platform is scalable and can be applied to other complex, multi-dimensional fitment, product portfolio industries, in addition to the seven parts and accessories verticals - semi-truck, motorcycle, powersports, RV/camper, boating, recreation and tools - that we launched in August 2018.

Summary Risk Factors

Our business, financial condition, and operating results may be affected by a number of factors, whether currently known or unknown. Any one or more of such factors could directly or indirectly cause our actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, results of operations, and stock price. We have provided a summary of some of these risks below, with a more detailed explanation of the risks applicable to us in the section entitled “Risk Factors” and elsewhere in this prospectus.

●	We have a history of losses.

●	We have experienced significant declines in revenue and are not generating sufficient cash flows to cover our operating expenses, and any failure to obtain additional capital will jeopardize our operations.

●	Russian military action against Ukraine has resulted in disruptions to the operations of our outsourced teams in Ukraine and could have a material adverse effect on our operations, liquidity and business.

●	Our business operates on thin operating margins, and even small changes in our operating scale, revenue growth rate, product costs, advertisement costs, customer traffic patterns, search engine algorithms, or selling and administrative overhead costs, or any one-time exceptional expense, could have a material impact on our profitability. If we fail to manage our growth or our cost effectively, our business, financial conditions and results of operations could be materially and adversely affected.

●	Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.

●	Our previous growth rates may not be sustainable or indicative of our future growth, which will depend on: (i) our customers’ experience, (ii) the economy and disposable income of our customers, (iii) our product offering, product pricing and fulfillment, (iv) shipping speed and cost optimization, (v) our competitive position in the aftermarket parts supply market, (vi) changes in search engine algorithms affecting our website’s search engine optimization, and (vii) vendor supplies and vendor performance.

●	We are primarily dependent on negative working capital to finance our business, and any adverse change in the availability of negative working capital, due to any factor, including a decrease in revenues or a reduction and/or withdrawal of credit terms from our key vendors, could severely impact the liquidity of the Company and its operations.

●	We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

●	We depend on search engines and other online sources to attract visitors to our digital commerce platform, and if we are unable to attract these visitors and convert them into customers in a cost-effective manner, our business, financial condition and results of operations will be harmed.

●	If we are unable to manage the challenges associated with our international operations, the growth of our business could be limited, and our business could suffer.

●	Our growth strategy is dependent upon our ability to expand our “iD” branded store in industries outside automotive parts and accessories and to expand beyond our core “do-it-yourself” (“DIY”) customer base into “business to business” and “do-it-for-me” (“DIFM”) customers, and these expansion efforts may fail.

●	We are highly dependent upon key product vendors. Sales of products sourced from our top ten product vendors represented approximately 17.8% of our total revenue during the fiscal year ended December 31, 2022. Our ability to source products from product vendors in amounts and on terms acceptable to the Company is dependent upon factors that are beyond our control.

●	We source most of our private label products, and our product vendors acquire most of their products, from manufacturers and distributors located in Taiwan and China. We do not have any long-term contracts or exclusive agreements with our foreign product vendors that would ensure our ability to source the types and quantities of products we desire at acceptable prices and in a timely manner or that would allow us to rely on customary indemnification protection with respect to any third-party claims similar to some of our U.S. product vendors.

●	We may not be able to properly enforce our agreements with contractors, service providers or product vendors in international markets.

●	We face intense competition and operate in an industry with limited barriers to entry, and some of our competitors may have greater resources than us and may be better positioned to capitalize on the growing online automotive aftermarket parts and accessories market.

●	Any failure to maintain the privacy and security of information, including personally identifiable information relating to our customers, employees and vendors, whether as a result of cybersecurity or ransomware attacks on our information systems or otherwise, could damage our reputation, result in litigation or other legal actions against us, cause us to incur substantial additional costs, and materially adversely affect our business, financial condition and results of operations.

●	Technology and systems failures, including failures due to natural disasters or other catastrophic events, could prevent access to our digital commerce platform, which could reduce our net sales and harm our reputation.

●	If we are unable to protect our intellectual property rights, our reputation and brand could be impaired and we could lose customers.

●	Claims of intellectual property infringement by parts manufacturers, distributors or retailers to the validity of aftermarket parts and accessories or related marketing materials could adversely affect our business.

●	We are subject to environmental laws, rules, and regulations, which may adversely impact our operations, and the failure to comply could result in harm to our reputation and could lead to fines and other penalties, including restrictions on the importation of our products into, or the sale of its products in, one or more jurisdictions until compliance is achieved.

●	Our business could be adversely affected by an ongoing legal proceeding with certain stockholders, and because we are involved in litigation from time to time and are subject to numerous laws and governmental regulations, we could incur substantial judgments, fines, legal fees and other costs as well as reputational harm.

●	We are incurring significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

●	Demand for the products we sell may be affected by the number of miles vehicles are driven annually. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices, ride sharing, the COVID-19 pandemic and related restrictions to slow its spread and other factors.

●	We depend on third-party delivery services to deliver products to our customers on a timely and consistent basis, and any deterioration in our relationship with any one of these third parties or increases in the fees that they charge could harm our reputation and adversely affect our business and financial condition.

●

Shipping is a critical part of our business and any changes in, or disruptions to, our shipping arrangements could adversely affect our business, financial condition, and results of operations. Further, customers’ in-creasing demands for free shipping of products could adversely impact the growth of our business.

●	We rely on our bandwidth and data center providers and other third parties to provide services and products to our customers, and any failure or interruption in the services provided by these third parties could disrupt our business and cause us to lose customers.

●	Demand for the products we sell may be affected by the number of older vehicles in service as vehicles seven years old or older are generally no longer under the original vehicle manufacturers’ warranties and tend to need more maintenance and repair than newer vehicles.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act, and have elected to take advantage of certain of the scaled disclosure requirements available to smaller reporting companies.

As of December 31, 2022, the last day of the fiscal year following the fifth anniversary of the completion of Legacy’s initial public offering on November 8, 2017, we are no longer an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Since we are no longer an “emerging growth company,” we cannot take advantage of certain exemptions from various reporting requirements that are applicable to emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, since we are no longer an “emerging growth company,” we can no longer elect to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2022, the “Sarbanes-Oxley Act”). However, as a “smaller reporting company,” we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Corporate History

The Company was formed on November 20, 2020, upon the consummation of the Business Combination pursuant to that certain Business Combination Agreement between Legacy and Onyx, among other parties.

Onyx was incorporated in 2008 and is a one-stop eCommerce destination for the automotive parts and accessories market. Legacy was a blank check company incorporated in 2016 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

For more information on the Business Combination Agreement, Onyx, and Legacy, please see the Company’s Current Report on Form 8-K filed with the SEC on November 27, 2020 and the Company’s Definitive Information Statement on Schedule 14C filed with the SEC pursuant to Section 14 of the Exchange Act on October 30, 2020 (the “Information Statement”).

Corporate Information

Our corporate mailing address is 1 Corporate Drive, Suite C, Cranbury, New Jersey 08512. Our telephone number is (866) 909-6699, and our website is www.partsidinc.com. The information on our website is not part of this prospectus. The information contained in or connected to our website is not incorporated by reference into, and should not be considered part of, this prospectus. Any information about us on LinkedIn, Twitter or other social media platforms should not be considered part of this prospectus, nor should any information about us posted by others on blogs, bulletin boards, in chat rooms or in similar media.

THE OFFERING

Issuer	PARTS iD, Inc. (f/k/a Legacy Acquisition Corp.)

Common Stock Offered by the Selling Stockholders	30,498,486 shares.

Common Stock Outstanding(1)	34,825,971 shares.

Lock-Up Restrictions	Certain Selling Stockholders are subject to restrictions on transfer until the termination of the applicable lock-up period. See “Selling Stockholders—Certain Relationships with Selling Stockholders” for further information.

Use of Proceeds	We are not selling any shares of Common Stock in this offering and, as a result, will not receive any proceeds from this offering. See “Use of Proceeds.”

Terms of the Offering	The Selling Stockholders will determine when and how it will sell the Common Stock offered in this prospectus.

Risk Factors	You should read the “Risk Factors” section of this prospectus beginning on page 6 for a discussion of factors to consider carefully before deciding to invest in our securities.

NYSE American Symbol	“ID”

(1)	The number of shares of our Common Stock outstanding is based on 34,825,971 shares of our Common Stock outstanding as of March 31, 2023, and excludes, as of such date:

●	3,212,078 additional shares of Common Stock reserved and available for future issuances under the PARTS iD, Inc. 2020 Equity Incentive Plan (the “2020 EIP”), of which 2,580,445 shares were subject to outstanding awards;

●	2,043,582 additional shares of Common Stock reserved and available for future issuances under the PARTS iD, Inc. 2020 Employee Stock Purchase Plan (the “2020 ESPP”); and

●	750,000 additional shares of Common Stock reserved for issuance pursuant to indemnification escrow obligations under the Business Combination Agreement (any unused portion of which reserved shares will be issued to Onyx Enterprises Canada Inc., Roman Gerashenko and Stanislav Royzenshteyn, each a Selling Stockholder, according to their pro rata share of common stock of Onyx prior to the Closing, pursuant to the Business Combination Agreement).

●	3,663,333 additional shares of Common Stock that may be issuable upon the exercise of outstanding warrants.

RISK FACTORS

Any investment in our Common Stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our Common Stock. Our business, financial condition and results of operations could be materially adversely affected by these risks if any of them actually occur, including causing our actual results to differ materially from those projected in any forward-looking statements. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. The following list of significant risk factors is not all-inclusive or necessarily in order of importance. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially adversely affect us in future periods.

Risks Related to the Company’s Finances

The Company has a history of losses.

The Company has a history of low operating margins and losses. The Company continues to focus on growing its business in the near term, with increasing investments in its business, which may result in the incurrence of additional losses. During (i) the three months ended March 31, 2023, the Company had a net loss of $6.5 million, compared to $3.95 million during the three months ended March 31, 2022 and (ii) the year ended December 31, 2022, the Company had a net loss of $17.9 million, compared to net a net loss of $8.0 million in 2021. In 2022, a slight decrease in gross margin and a decrease in advertising spend due to liquidity issues led to a decrease in net revenue, which substantially reduced the profitability of the Company. With continuing supply chain constraints and liquidity concerns, the Company’s financial condition for 2023 could also be adversely impacted by lower gross margins and lower advertising spend thus reducing revenues. If the Company incurs substantial net losses in the future, it could impact the Company’s liquidity, as it may not be able to provide positive cash flows from operations in order to meet its working capital requirements. The Company may need to sell additional assets or seek additional equity and or debt financing in the future. However, there can be no assurance that the Company would be able to raise such additional financing or engage in such asset sales on acceptable terms, or at all. If the Company’s net losses were to continue, and if the Company is not able to raise adequate additional financing or proceeds from asset sales to continue to fund its ongoing operations, it will need to defer, reduce or eliminate significant planned expenditures, restructure or significantly curtail its operations, file for bankruptcy or cease operations.

The Company has experienced significant declines in revenue and is not generating sufficient cash flows to cover its operating expenses, and any failure to obtain additional capital will jeopardize its operations.

Other than the funding provided by JGB (as defined below) in the fourth quarter of 2022, as amended in the first quarter of 2023, the proceeds received from the issuance of Convertible Notes (as defined below) in the first quarter of 2023 and the proceeds received from the issuance of New Convertible Notes (as defined below) in the second quarter of 2023, we currently do not have any other committed sources of capital and we have very limited liquidity. As of March 31, 2023, the Company had negative working capital of approximately $45.9 million and have continued to experience declining revenues. While we have operated with a working capital deficiency since our inception, this combined with declined profitability had caused us to consume approximately $18.5 million in cash from operating activities during the year ended December 31, 2022. Since then, we have been unable to generate sufficient cash from our operating activities or obtain sufficient financing to cover our operating expenses to date. If our revenues do not increase and continue to decline, we may be forced to discontinue our operations. In addition, we have experienced recent unfavorable changes in our credit terms from our vendors due to our inability to generate sufficient cash flows to cover our operating expenses. We need to raise additional capital in the near future, which may not be available on reasonable terms or at all, to continue funding the operations and development of our business. Even if we are able to raise additional capital, we may raise capital by selling equity securities, which will be dilutive to our existing stockholders. If we incur indebtedness, costs of financing may be extremely high, and we will be subject to default risks associated with such indebtedness, which may harm our ability to continue the Company’s operations as a going concern. We cannot provide any assurance that we will be able to generate sufficient revenue and positive cash flow to successfully continue our business operations.

Changes in customer, product, vendor or sourcing sales mix could cause the Company’s gross margin and ultimately operating margins to decline; failure to mitigate these pressures could adversely affect its results of operations and financial condition.

The Company’s gross margins are dependent on the mix of products it sells, decisions to drop-ship rather than stock products in its distribution centers, decisions to offer private label alternatives or branded offerings, price changes by its vendors, pricing actions by competitors, and the mix of paid and organic traffic to its e-commerce platform and economic conditions. In addition, the Company’s margin could be adversely affected by any consumer shift away from its private label products. Declines in the Company’s margins could adversely affect its results of operations and financial condition.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

Net sales and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive, all of which are uncertain. We base our expense levels and investment plans on our estimates of net sales and gross margins. We cannot be sure the same growth rates, trends, and other key performance metrics are meaningful predictors of future growth. If our assumptions prove to be wrong, we may spend more than we anticipate acquiring and retaining customers or may generate lower net sales per active customer than anticipated, either of which could have a negative impact on our business, financial condition, and results of operations.

Risks Related to the Company’s Business and Industry

The Company depends on search engines and other online sources to attract visitors to its digital commerce platform, and if the Company is unable to attract these visitors and convert them into customers in a cost-effective manner, its business and results of operations will be harmed.

The Company’s success depends on its ability to attract customers in a cost-effective manner. The Company’s investments in marketing may not effectively reach potential consumers or those consumers may not decide to buy from it or the volume of consumers that purchase from it may not yield the intended return on investment. In order to drive traffic to its digital commerce platform, the Company relies on relationships with providers of online services, search engines, shopping comparison sites and marketplace sites to provide content, advertising banners and other links. In particular, the Company relies on Google as an important marketing channel, and if Google changes its algorithms or if competition increases for advertisements on Google or the Company’s other marketing channels, the Company may be unable to cost-effectively attract customers to its products. During the year ended December 31, 2022, 49% of the Company’s revenue was directly attributable to organic and paid traffic from Google.

In addition, many of the parties with whom the Company has online-advertising arrangements could provide advertising services to other companies, including retailers with whom the Company competes. As competition for online advertising has increased, the cost for these services has also increased. With the growing awareness of the importance of digital commerce channels, many of the Company’s competitors are investing to acquire customers at a much higher cost and with a much lower profitability threshold, including through free shipping and other loss leaders. A significant increase in the cost of the marketing channels, including a change in the proportion of paid and free traffic upon which the Company relies, could adversely impact its ability to attract customers in a cost-effective manner and harm its business and results of operations. Further, while the Company uses promotions as a way to drive sales, these promotional activities may not drive sales and may adversely affect its gross margins.

Similarly, if any free search engine, price comparison and shopping engine, or marketplace site on which the Company relies begins charging fees for listing or placement, or if one or more of the search engines, price comparison and shopping engines, marketplace sites or other online sources on which the Company relies for purchased listings increases their fees, or modifies or terminates its relationship with the Company, including by restricting certain categories of products, the Company’s expenses could rise, it could lose customers, and traffic to its digital commerce platform could decrease. Moreover, if the use of price comparison and shopping engines by consumers continues to increase in popularity, the Company may face increased pricing pressure or suffer reduced sales as consumers are more readily able to price compare among online shopping platforms.

The Company’s growth is dependent on several factors which may not be achieved.

The Company believes that its continued growth will depend upon the success of its multiple initiatives and higher traffic and conversion rates, which primarily depend on (i) customer experiences, (ii) the economy and customers’ disposable income, (iii) the Company’s product offerings, product pricing and fulfillment, (iv) shipping speed and cost optimization, (v) the Company’s competitive position in the aftermarket parts supply, (vi) changes in search engine algorithms affecting the Company’s website’s search engine optimization, and (vii) vendor supplies and vendor performance.

If the Company is unable to manage the challenges associated with its international operations, its operations and business could suffer and the growth of its business could be limited.

The Company maintains international business operations in Ukraine, Belarus, the Philippines and Costa Rica. These international operations include development and maintenance of the Company’s websites and call center and back-office support services. The Company is subject to several risks and challenges that specifically relate to its international operations. If the Company is unable to address and overcome these challenges, its operations could be interrupted or its growth could be limited, which may have an adverse effect on its business and operating results. These risks and challenges include:

●	difficulties and costs of staffing and managing foreign operations, including any impairment to its relationship with contractors, including the lead contractor of the Company’s Ukraine operations, as well as service providers controlled by that lead contractor;

●	concentration of knowledge and control held by the lead contractor of the Company’s Ukraine operations, his affiliate and service providers controlled by that lead contractor regarding material aspects of the Company’s information technology and cybersecurity frameworks;

●	changes in operating costs charged by the Company’s Ukrainian service providers, who are controlled by the Company’s lead contractor in Ukraine;

●	increasing competition with respect to technology resources in Ukraine, leading to higher costs and higher attrition;

●	restrictions imposed by local labor practices and laws on its business and operations;

●	exposure to different business practices and legal standards;

●	unexpected changes in regulatory requirements;

●	the imposition of government controls and restrictions;

●	political, social and economic instability and the risk of war, terrorist activities or other international incidents;

●	the failure of telecommunications and connectivity infrastructure;

●	natural disasters and public health emergencies, including the ongoing COVID-19 pandemic; and

●	potentially adverse tax consequences, including the possible imposition of increased withholding taxes or the re-classification of contractors as employees under local law.

The Company’s growth strategy is dependent upon its ability to expand its “iD” branded store in industries outside automotive parts and accessories and to expand beyond its core DIY customer base into “business to business” and DIFM customers.

While the Company’s digital commerce platform initially focused solely on automotive parts and accessories, management believes its platform is scalable. Accordingly, management believes that its application to other complex product portfolio industries, including the seven parts and accessories verticals launched in August 2018 under the “iD” brand (i.e., semi-truck, motorcycle, powersports, RV/camper, boating, recreation and tools), will continue to drive brand loyalty among customers and reputation among vendors and increase customer orders from adjacent markets. However, the Company can provide no assurance that this strategy will continue to be successful. The Company’s parts and accessories verticals may fail to attract new customers or appeal to the Company’s customers of automotive products, or the customers of each vertical may be more segmented than the Company expects, thereby limiting its ability to develop and maintain cross-vertical brand loyalty. The Company may also struggle to populate its additional verticals with a comprehensive assortment of products, which management believes is important to attract and retain customers. Additionally, within the automotive parts and accessories space, the Company’s growth strategy is focused on expanding beyond its core DIY customer base by increasing business-to-business sales and sales to DIFM customers. These prospective customers may not be receptive to the Company’s marketing efforts, product offerings, or current speed of fulfillment or shipping, or may remain committed to using their existing product vendors. If for these or other reasons the Company is unable to continue to execute its growth strategy, its results of operations and financial conditions could be adversely affected.

Purchasers of aftermarket automotive parts and accessories may not choose to shop online, which would prevent the Company from acquiring new customers who are necessary to the growth of its business.

The online market for automotive parts and accessories is less developed than the online market for many other business and consumer products and currently represents only a small part of the overall automotive parts and accessories market. The Company’s success will depend in part on its ability to attract new customers and to convert customers who have historically purchased automotive parts and accessories through traditional retail and wholesale operations. Specific factors that could discourage or prevent prospective customers from purchasing from the Company include:

●	concerns about buying automotive parts and accessories without face-to-face interaction with sales personnel;

●	the inability to physically handle, examine and compare products;

●	delivery time associated with internet orders;

●	concerns about the security of online transactions and the privacy of personal information;

●	delayed shipments or shipments of incorrect or damaged products;

●	increased costs related to shipping;

●	the inconvenience associated with returning or exchanging items purchased online;

●	limited or no installation options or support for many products purchased online;

●	our inability to supply products due to supply chain disruptions.

If the online market for automotive parts and accessories does not gain widespread acceptance, the Company’s sales may decline and its business and financial results may suffer.

If demand for the Company’s products slows, then its business may be materially adversely affected.

Demand for the products the Company sells may be affected by several factors it cannot control, including:

●	the number of older vehicles in service. Vehicles seven years old or older are generally no longer under the original vehicle manufacturers’ warranties and tend to need more maintenance and repair than newer vehicles.

●	the economy. In periods of declining economic conditions, consumers may reduce their discretionary spending by deferring vehicle maintenance or repair. Additionally, such conditions may affect the Company’s customers’ ability to obtain credit. During periods of expansionary economic conditions, more of the Company’s DIY customers may pay others to repair and maintain their vehicles instead of working on their own vehicles, or they may purchase new vehicles.

●	the weather. Milder weather conditions may lower the failure rates of automotive parts, while extended periods of rain and winter precipitation may cause the Company’s customers to defer maintenance and repair on their vehicles. Further, drastic weather storms, such as hurricanes and winter storms, can have an immediate negative impact on the demand for the Company’s products.

●	technological advances. Advances in automotive technology, such as electric vehicles, and parts design can result in cars needing maintenance less frequently and parts lasting longer.

●	the number of miles vehicles are driven annually. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices, ride sharing, the COVID-19 pandemic and related restrictions to slow its spread and other factors.

●	the number and quality of the vehicles manufactured by original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles. In turn, supply chain constraints can impact the consequent production of new vehicles, such as the recent disruptions to the global availability of chips required for the production of new vehicles.

●	restrictions on access to telematics and diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation. These restrictions may cause vehicle owners to rely on dealers to perform maintenance and repairs.

●	decrease in vehicle ownership due to wider adoption of on-demand transportation and ride sharing services.

●	any change in consumer discretionary spend. This impacts the demand for the Company’s accessories business materially, which business comprises more than 46% of our total revenue.

These factors could result in a decline in the demand for the Company’s products, which could adversely affect its business and overall financial condition.

The growth of our business depends on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings

Our growth depends, in part, on our ability to successfully introduce new products and services and improve and reposition our existing products and services to meet the requirements of our customers. It also depends on our ability to expand our offerings, which depends on our ability to predict and respond to evolving consumer trends, demands and preferences. The development and introduction of innovative new products and services and expansion into new offerings can be costly. In addition, it may be difficult to establish new supplier or partner relationships and determine appropriate product selection when developing a new product, service or offering.

Any new product, service or offering may not generate sufficient customer interest and sales to become profitable or to cover the costs of its development and promotion and, as a result, may reduce our operating income. In addition, any such unsuccessful effort may adversely affect our brand and reputation. If we are unable to anticipate, identify, develop or market products, services or any new offerings that respond to changes in consumer requirements and preferences, or if our new product or service introductions, repositioned products or services, or new offerings fail to gain consumer acceptance, we may be unable to grow our business as anticipated, our sales may decline and our margins and profitability may decline or not improve. As a result, our business, financial condition, and results of operations may be materially and adversely affected.

In addition, while we plan to continue to invest in the development of our business, we may be unable to maintain or expand sales of our proprietary brand products for a number of reasons, including the loss of key suppliers and product recalls. Maintaining consistent product quality, competitive pricing, and availability of our proprietary brand products for our customers is essential to developing and maintaining customer loyalty and brand awareness. Our proprietary brand products on average provide us with higher gross margins than the comparable third-party brand products that we sell. Accordingly, our inability to sustain the growth and sales of our proprietary brand offerings may materially and adversely affect our projected growth rates, business, financial condition, and results of operations.

Our estimate of the size of market opportunities may prove to be inaccurate.

Data for retail sales of products is collected for most, but not all channels, and as a result, it is difficult to estimate the size of the market and predict the rate at which the market for our products will grow, if at all. While our market size estimates are made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not be accurate. If our estimates of the size of our addressable market and market opportunities are not accurate, our potential for future growth may be less than we currently anticipate, which could have a material adverse effect on our business, financial condition, and results of operations.

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in expanding our operations outside the U.S.

Our strategy may include the expansion of our operations to international markets. Although some of our executive officers have experience in international business from prior positions, we have little experience with operations outside the U.S. Our ability to successfully execute this strategy is affected by many of the same operational risks we face in expanding our U.S. operations. In addition, our international expansion may be adversely affected by our ability to identify and gain access to local suppliers, obtain and protect relevant trademarks, domain names, and other intellectual property, as well as by local laws and customs, legal and regulatory constraints, political and economic conditions and currency regulations of the countries or regions in which we may intend to operate in the future. Risks inherent in expanding our operations internationally also include, among others, the costs and difficulties of managing international operations, adverse tax consequences, domestic and international tariffs and other barriers to trade.

The Company is dependent upon relationships with product vendors in Taiwan and China for most of its products.

The Company acquires a majority of its private label products, and its product vendors acquire a majority of their products, from manufacturers and distributors located in Taiwan and China. The Company does not have any long-term contracts or exclusive agreements with its foreign product vendors that would ensure its ability to acquire the types and quantities of products it desires at acceptable prices and in a timely manner or that would allow it to rely on customary indemnification protection with respect to any third-party claims similar to some of its U.S. product vendors.

In addition, because many of the Company’s direct and indirect product vendors are outside of the United States, additional factors could interrupt its relationships or affect the Company’s ability to acquire necessary products on acceptable terms, including:

●	political, social and economic instability and the risk of war or other international incidents in Asia or abroad;

●	fluctuations in foreign currency exchange rates that may increase cost of products;

●	imposition of duties, taxes, tariffs or other charges on imports;

●	difficulties in complying with import and export laws, regulatory requirements and restrictions;

●	natural disasters and public health emergencies, such as COVID-19;

●	import shipping delays resulting from foreign or domestic labor shortages, slow-downs, or stoppages;

●	the failure of local laws to provide a sufficient degree of protection against infringement of its intellectual property;

●	imposition of new legislation relating to import quotas or other restrictions that may limit the quantity of its product that may be imported into the U.S. from countries or regions where it does business;

●	financial or political instability in any of the countries in which its products are manufactured;

●	potential recalls or cancellations of orders for any product that does not meet its quality standards;

●	disruption of imports by labor disputes or strikes and local business practices;

●	political or military conflict involving the United States or any country in which its product vendors are located, which could cause a delay in the transportation of its products, an increase in transportation costs and additional risk to product being damaged and delivered on time;

●	heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods;

●	inability of its non-U.S. product vendors to obtain adequate credit or access liquidity to finance their operations; and

●	its ability to enforce any agreements with its foreign product vendors.

If the Company or its vendors were unable to import products from China and Taiwan in a cost-effective manner or at all, it could suffer irreparable harm to its business and be required to significantly curtail its operations, file for bankruptcy or cease operations. COVID-19 related supply chain constraints have caused delays in products procurement, increases in shipping cost and increases in our order cancellation rates.

From time to time, the Company may also have to resort to administrative and court proceedings to enforce its legal rights with foreign product vendors. However, it may be more difficult to evaluate the level of legal protection the Company enjoys in Taiwan and China and the corresponding outcome of any administrative or court proceedings than in comparison to its product vendors in the United States.

The Company depends on third-party delivery services to deliver products to its customers on a timely and consistent basis, and any deterioration in its relationship with any one of these third parties or increases in the fees that they charge could harm its reputation and adversely affect its business and financial condition.

The Company relies on third parties for the shipment of products, including a single carrier for most of its shipping needs, and it cannot be sure that these relationships will continue on terms favorable to it, or at all. In 2021, our shipping costs substantially increased, and may continue to increase, and we have not been able, and may continue to not be able, to pass all these costs directly on to its customers. Any increased shipping costs could harm the Company’s business, prospects, financial condition and results of operations by increasing its costs of doing business and reducing gross margins, which would negatively affect its operating results.

In addition, if the Company’s relationships with these third parties, especially the single carrier the Company relies upon for the majority of its shipping needs, are terminated or impaired, or if these third parties are unable to deliver products for the Company, whether due to a labor shortage, slow down or stoppage, deteriorating financial or business conditions, responses to the COVID-19 pandemic, terrorist attacks or for any other reason, the Company would be required to use alternative carriers for the shipment of products to its customers. Changing carriers could have a negative effect on the Company’s business and operating results due to reduced visibility of order status and package tracking and delays in order processing and product delivery, and it may be unable to engage alternative carriers on a timely basis, upon terms favorable to it, or at all.

The Company relies on bandwidth and data center providers and other third parties to provide products to its customers, and any failure or interruption in the services provided by these third parties could disrupt its business and cause it to lose customers.

The Company relies on third-party vendors, including data center and bandwidth providers. Any disruption in the network access or co-location services, which are the services that house and provide internet access to the Company’s servers, provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm the Company’s business. Any financial or other difficulties the Company’s providers face may have negative effects on the Company’s business, the nature and extent of which cannot be predicted. The Company exercises little control over these third-party vendors, which increases its vulnerability to problems with the services they provide.

The Company also licenses technology from third parties, including software packages, ERP systems, system applications, hosting services, and related databases, to facilitate elements of its digital commerce platform, back-office support and accounting systems. The Company has experienced and expects to continue to experience interruptions and delays in service and availability for these elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact the Company’s relationship with its customers and adversely affect its business. The Company’s systems also heavily depend on the availability of electricity, which also comes from third-party providers. Information systems such as the Company’s may be disrupted by even brief power outages, or by the fluctuations in power. This could disrupt the Company’s business and cause it to lose customers.

The Company is highly dependent upon key product vendors.

The Company’s top ten product vendors represented approximately 62.9% of its total revenue during the three months ended March 31, 2023. The Company’s ability to acquire products from its product vendors in amounts and on terms acceptable to it is dependent upon a number of factors that could affect its product vendors and which are beyond its control. For example, financial or operational difficulties that some of the Company’s product vendors may face could result in an increase in the cost of the products the Company purchases from them. If the Company does not maintain its relationships with its existing product vendors or develop relationships with new product vendors on acceptable commercial terms, it may not be able to continue to offer a broad selection of merchandise at competitive prices and, as a result, it could lose customers and its sales could decline.

The Company outsources the distribution and fulfillment operation for most of the products it sells and is dependent on drop-ship product vendors to manage inventory, process orders and distribute those products to its customers in a timely manner. For the year ended March 31, 2023, products shipped by drop-ship product vendors represented the vast majority of the Company’s total revenue. Because the Company outsources several traditional retail functions to product vendors, it has limited control over how and when orders are fulfilled. The Company also has limited control over the products that its product vendors purchase or keep in stock. The Company’s product vendors may not accurately forecast the products that will be in high demand or they may allocate popular products to other resellers, resulting in the unavailability of certain products for delivery to the Company’s customers. Any inability to offer a broad array of products at competitive prices and any failure to deliver those products to the Company’s customers in a timely and accurate manner may damage the Company’s reputation and brand and could cause it to lose customers and its sales to decline.

In addition, the increasing consolidation among automotive parts and accessories product vendors may disrupt or end the Company’s relationship with some product vendors, result in product shortages and/or lead to less competition and, consequently, higher prices. Furthermore, as part of its routine business, product vendors extend credit to the Company in connection with its purchase of their products. In the future, the Company’s product vendors may limit the amount of credit they are willing to extend to the Company in connection with its purchase of their products, including as a result of the Company’s public disclosure of its financial statements. If this were to occur, it could impair the Company’s ability to acquire the types and quantities of products that it desires from the applicable product vendors on acceptable terms, severely impact its liquidity and capital resources, limit its ability to operate its business and could have a material adverse effect on its financial condition and results of operations.

The pandemic and related measures have recently caused supply chain constraints, leading to some of our key suppliers having low in-stock rates. This has led to higher order cancellations by our customers due to vendors going out of stock or shipping delays, part of which led us to turn to alternate sourcing of products at higher prices. Due to various factors, including vaccine transportation, the shipping capacities of our carriers were reduced, and they increased our shipping costs. A few of our smaller vendors have also been consolidating their shipping locations, thereby increasing delivery time and shipping costs. The resultant inflation, higher prices as well as higher shipping cost has not been able to be entirely passed on to the customer, which has adversely impacted our cost of goods sold and gross margins and could continue.

The Company is dependent on its product vendors to supply it with products that comply with safety and quality standards at competitive prices and to comply with the terms of their stated customer warranties.

The Company is dependent on its vendors continuing to supply quality products at favorable prices. If the Company’s merchandise offerings do not meet its customers’ expectations regarding safety and quality, it could experience lost sales, increased costs and exposure to legal and reputational risk. All the Company’s product vendors must comply with applicable product safety laws, and the Company is dependent on them to ensure that the products its customers buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose the Company to government enforcement action and private litigation and result in costly product recalls and other liabilities. To the extent the Company’s product vendors are subject to additional governmental regulation of their product design and/or manufacturing processes, the cost of the merchandise it purchases may rise. In addition, negative customer perceptions regarding the safety or quality of the products the Company sells could cause its customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for the Company to regain the confidence of its customers.

The Company is also dependent on its product vendors to comply with the terms of their stated customer product warranties. To the extent that the Company’s product vendors fail to satisfy legitimate warranty claims asserted by the Company’s customers, the Company may be directly responsible for reimbursing such customers, which could have a material adverse effect on its financial condition and results of operations, particularly if one or more of the Company’s larger product vendors fails to honor its warranty obligations.

The Company is dependent on entities controlled by a lead contractor in Ukraine to recruit and manage its development team and back-office support, to provide a physical facility to its contractors and to manage the Company’s information technology and cybersecurity frameworks.

Based on management’s knowledge, the Company’s lead contractor and his affiliate have historically recruited and managed the Company’s information technology subcontractors and own the physical facility in Ukraine. Because substantially all of the Company’s information technology functions are performed in Ukraine and because, based on management’s knowledge, the Company’s lead contractor in Ukraine, his affiliate and the service providers controlled by that lead contractor have knowledge and control of certain material aspects of the Company’s information technology and cybersecurity frameworks, the Company is dependent on the lead contractor and his affiliate with respect to such functions and frameworks. If these contractors or subcontractors fail to perform according to agreed-upon terms and timetables or terminate the arrangements under which they perform these functions, the Company’s operations may be disrupted or unable to function until the Company is able to engage a substitute, which may not be available on commercially reasonable terms, or at all. This could have a material adverse effect on the Company’s business, results of operations and financial condition.

We are in the process of working with our contractors to develop disaster recovery and business continuity plans and processes related to our website and back-office functions. The current conflict in the Ukraine may temporarily delay those plans as we continue to support our contractors to prevent any disruption in services to our customers.

If the Company fails to offer a broad selection of products at competitive prices or fails to locate sufficient inventory to meet customer demands, its revenue could decline.

In order to expand its business, the Company must successfully offer, on a continuous basis, a broad selection of automotive parts and accessories that meet the needs of its customers. Products sold by the Company are used by consumers for a variety of purposes, including repair, performance, improved aesthetics and functionality. In addition, to be successful, the Company’s product offerings must be broad and deep in scope, competitively priced, well-made, innovative and attractive to a wide range of consumers. The Company cannot predict with certainty that it will be successful in offering products that meet all these requirements. Moreover, even if the Company offers a broad selection of products at competitive prices, it must maintain access to sufficient inventory to meet consumer demand. If the Company’s product offerings fail to satisfy its customers’ requirements or respond to changes in customer preferences or if the Company otherwise fails to locate sufficient inventory to meet customer demands, its revenue could decline.

Shifting online consumer behavior regarding automotive parts and accessories could adversely impact the Company’s financial results and the growth of its business.

Shifting consumer behavior indicates that the Company’s customers are more inclined to shop for automotive parts and accessories through their mobile devices. For the year ended December 31, 2022, approximately 50% of the Company’s website revenue and 61% of its website traffic was attributable to mobile customers. Mobile customers exhibit different behaviors than more traditional desktop-based e-commerce customers. User sophistication and technological advances have increased consumer expectations around the user experience on mobile devices, including speed of response, functionality, product availability, security, and ease of use. If the Company is unable to continue to adapt its mobile device shopping experience in ways that improve its customers’ mobile experience and increase the engagement of its mobile customers, the Company’s sales may decline and its business and financial results may suffer.

Our business may be adversely affected if we are unable to provide our customers with a cost-effective platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the internet through devices other than personal computers, including mobile phones, handheld computers such as notebooks and tablets, video game consoles and television set-top devices, has increased dramatically in recent years. The versions of our website and mobile applications developed for these devices may not be compelling to consumers. Our website and platform are also currently not compatible with voice-enabled products. Adapting our services and/or infrastructure to these devices as well as other new internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could adversely affect our business, financial condition, and results of operations.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract consumers to our website or mobile applications through these devices or are slow to develop a version of our website or mobile applications that is more compatible with alternative devices, we may fail to capture a significant share of consumers and could also lose customers, which could materially and adversely affect our business, financial condition, and results of operations.

Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. If it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our website, we could lose customers and fail to attract new customers. As a result, our customer growth could be harmed and our business, financial condition, and results of operations may be materially and adversely affected.

Significant product cancellations or returns could harm our business.

We allow our customers to cancel their orders, as well as return products, for which we offer refunds, subject to our return and refunds policy. If cancellations, returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, and results of operations could be adversely affected. Further, we modify our policies relating to returns or refunds from time to time, and may do so in the future, which may result in customer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make. In 2022, while our returns rates were relatively constant, our cancellation rates increased compared to pre-pandemic years.

If commodity prices such as fuel, plastic, aluminum and steel increase, the Company’s margins may be negatively impacted.

Increasing prices in the component materials for the parts the Company sells may impact the availability, the quality and the price of its products, as product vendors search for alternatives to existing materials and increase the prices they charge. The Company cannot ensure that it can recover all the increased costs through price increases, and its product vendors may not continue to provide a consistent quality of product as they may substitute lower cost materials to maintain pricing levels, all of which may have a negative impact on the Company’s business and results of operations. In 2022, there were increases in costs of product materials, and we were unable to pass on the entire increase to consumers, which negatively impacted our gross margin, and such negative impacts may continue to occur.

The Company faces intense competition and operates in an industry with limited barriers to entry, and some of its competitors may have greater resources than it and may be better positioned to capitalize on the growing online automotive aftermarket parts and accessories market.

The parts and accessories industries in which the Company sells its products are competitive and fragmented, and products are distributed through multi-tiered and overlapping channels. The Company competes with both online and offline sellers that offer parts and accessories, repair parts and original equipment manufacturer parts to either the DIY or the DIFM consumer segments. Current or potential competitors include (i) online retailers, including both niche retailers of uncommon, highly specialized products and general retailers of a larger number of broadly available products; (ii) national parts retailers such as Advance Auto Parts, AutoZone, NAPA and O’Reilly Auto Parts; (iii) internet-based marketplaces such as Amazon.com and eBay.com; (iv) discount stores and mass merchandisers; (v) local independent retailers; (vi) wholesale parts distributors and (vii) manufacturers, product vendors and other distributors selling online directly to consumers.

Barriers to entry are low, and current and new competitors can launch websites at a relatively low cost. Many of the Company’s current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical, management and other resources than it does. For example, in the event that online marketplace companies such as Amazon or eBay, who have larger customer bases, greater brand recognition and significantly greater resources than the Company does, focus more of their resources on competing in the automotive parts and accessories market, it could have a material adverse effect on the Company’s business and results of operations. In addition, some of the Company’s competitors have used and may continue to use aggressive pricing tactics and devote substantially more financial resources to website and system development than the Company does. The Company expects that competition will further intensify in the future as internet use and online commerce continue to grow worldwide. Increased competition may result in reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.

Additionally, the Company has experienced significant competitive pressure from certain of its product vendors who are now selling their products directly to customers. Since the Company’s product vendors have access to merchandise at very low costs, they can sell products at lower prices and maintain higher gross margins on their product sales than the Company can. The Company’s financial results have been negatively impacted by direct sales from its product vendors to its current and potential customers, and the Company’s total number of orders and average order value may decline due to increased competition. Continued competition from the Company’s product vendors may also continue to negatively impact its business and results of operations, including through reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition. The Company has implemented and will continue to implement several strategies to attempt to overcome the challenges created by its product vendors selling directly to its customers and potential customers, including optimizing its pricing, continuing to increase its mix of private label products and improving its diligence commerce platform, which may not be successful. If these strategies are not successful, the Company’s results of operations and financial condition could be materially and adversely affected.

The Company relies on key personnel and may need additional personnel for the success and growth of its business.

The Company’s business is largely dependent on the personal efforts and abilities of highly skilled executive, technical, managerial, merchandising, marketing, and call center personnel including overseas contractors. Competition for such personnel is intense, and the Company cannot assure that it will be successful in attracting and retaining such personnel. The loss of any key employee or the Company’s inability to attract or retain other qualified employees could harm its business and results of operations.

The Company generates a portion of its revenue from advertising, and reduced spending by advertisers or new and existing technologies that block ads online could harm its business.

The Company generates a portion of its revenue from the display of ads online. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions can have a material adverse effect on the demand for advertising and cause the Company’s advertisers to reduce the amounts they spend on advertising, which could harm the Company’s results of operations and financial condition.

Changes to the automotive industry and consumer views on vehicle ownership could materially adversely affect our business, results of operations and financial condition.

The automotive industry is predicted to experience rapid change in the years to come, including increases in ride-sharing services, advances in electric vehicle production and driverless technology. Ride-sharing services such as Uber and Lyft provide consumers with mobility options outside of traditional vehicle ownership. Manufacturers also continue to invest in increasing production and quality of battery-electric vehicles, which generally require less maintenance than traditional cars and trucks and may be more difficult for DIY customers to repair. Technological advances are also facilitating the development of driverless vehicles, which may further reduce the need for vehicle ownership. If sales of automotive parts and accessories decline as a result of these or other changes to the automotive industry, our business, results of operations and financial condition could be materially and adversely affected.

Russian military action against Ukraine has resulted in disruptions to the operations of our outsourced teams in Ukraine and could have a material adverse effect on our operations, liquidity and business.

As of April 14, 2023, the Company had approximately 230 contractors, consisting of our outsourced engineering and product data development team as well as our outsourced marketing, back office and part of our customer service teams, originally located in Ukraine, which has been involved in political confrontation with the Russian Federation since 2014. While initially confined to two eastern provinces and the Crimean Peninsula, the conflict escalated significantly in February 2022 when the Russian Federation launched a full-scale invasion with as many as 190,000 troops across all of Ukraine. Since that time, the conflict has escalated, has caused disruption throughout the country and has provoked strong reactions from countries around the world, including the imposition of broad financial and economic sanctions against Russia. Our outsourced teams in Ukraine are located in the southern part of the country, which has been invaded. The actual hardware, including all servers, involved in operating our business have been located outside Ukraine for several years.

Since the onset of the active conflict in February 2022, some of our contractors have been able to continue their work, although at a reduced capacity and/or schedule. Our websites and call centers have continued to function, however they could be more negatively impacted in the future. Some of our contractors have moved outside of Ukraine to neighboring countries where they continue to work remotely. Some of our contractors who have remained in Ukraine have moved to areas in western Ukraine, but their ability to continue work is subject to significant uncertainty and potential disruptions.

The situation is highly complex and continues to evolve. Although we are working to provide IT support by existing personnel in other countries and planning for temporary work locations in surrounding countries, we cannot provide any assurance that our outsourced teams in Ukraine will be able to provide efficient and uninterrupted services, which could have an adverse effect on our operations and business. In addition, our ability to maintain adequate liquidity for our operations is dependent on several factors, including our revenue and earnings, which could be significantly impacted by the conflict in Ukraine. Further, any major breakdown or closure of utility services in Ukraine or in the neighboring countries of Moldova, Romania, Poland or Hungary or adverse displacement of our teams or disruption of international banking could materially impact our operations and liquidity.

In addition, civil unrest, political instability or uncertainty, military activities or broad-based sanctions, should they continue for the long term or escalate, could require us to rebalance our geographic concentrations and could have an adverse effect on our operations and financial performance, including through increased costs of compliance, higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions. Further, we cannot predict the impact of the military actions and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, higher energy costs, supply chain disruptions and higher freight costs.

Climate change or legal, regulatory or market measures to address climate change may negatively affect our business, results of operations, cash flows and prospects.

We believe that climate change has the potential to negatively affect our business and results of operations, cash flows and prospects. We are exposed to physical risks (such as extreme weather conditions or rising sea levels), risks in transitioning to a low-carbon economy (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as population dislocations and harm to health and well-being) associated with climate change. These risks can be either acute (short-term) or chronic (long-term).

The adverse impacts of climate change include increased frequency and severity of natural disasters and extreme weather events such as hurricanes, tornados, wildfires (exacerbated by drought), flooding, and extreme heat. Extreme weather and sea-level rise pose physical risks to the facilities of our suppliers. Such risks include losses incurred as a result of physical damage to facilities, loss or spoilage of inventory, and business interruption caused by such natural disasters and extreme weather events. Other potential physical impacts due to climate change include reduced access to high-quality water in certain regions and the loss of biodiversity, which could disrupt the operations of our suppliers and our overall supply chain, which may result in increased costs.

Environmental, social and governance matters may impact our business and reputation.

Governmental authorities, non-governmental organizations, customers, investors, external stakeholders and employees are increasingly sensitive to environmental, social and governance, or ESG, concerns, such as diversity and inclusion, climate change, water use, recyclability or recoverability of packaging, and plastic waste. This focus on ESG concerns may lead to new requirements that could result in increased costs associated with suppliers being able to distribute products. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for more environmentally friendly products, packaging or supplier practices, or by failure to meet such customer expectations or demand. While we strive to improve our ESG performance, we risk negative stockholder reaction, including from proxy advisory services, as well as damage to our brand and reputation, if we do not act responsibly, or if we are perceived to not be acting responsibly in key ESG areas, including product quality and safety- standards for our suppliers and key product vendors, diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency, and addressing human capital factors in our operations. If we do not meet the ESG expectations of our investors, customers and other stakeholders, we could experience reduced demand for our products, loss of customers, and other negative impacts on our business and results of operations.

Risks Related to Regulation and Tax

Regulation in the areas of privacy and protection of user data could harm the Company’s business.

The Company is subject to laws relating to the collection, use, retention, security, and transfer of personally identifiable information about its users around the world. Much of the personal information that the Company collects, especially customer identity and financial information, is regulated by multiple laws. User data protection laws may be interpreted and applied inconsistently from country to country. These laws continue to develop in ways the Company cannot predict and that may harm its business.

Regulatory scrutiny of privacy, user data protection, use of data and data collection is increasing on a global basis. The Company is subject to a number of privacy and similar laws and regulations in the countries in which it operates, and these laws and regulations will likely continue to evolve over time, both through regulatory and legislative action and judicial decisions. In addition, compliance with these laws may restrict the Company’s ability to provide services to its customers that they may find to be valuable. For example, the EU General Data Protection Regulation (“GDPR”) applies to all the Company’s activities conducted from an establishment in the European Union or related to products and services offered in the European Union and imposes significant compliance obligations regarding the handling of personal data. If the Company fails to comply with the GDPR, or if regulators assert the Company has failed to comply with the GDPR, it may lead to regulatory enforcement actions, which can result in monetary penalties of up to 4% of worldwide revenue, private lawsuits, or reputational damage. In the United States, all 50 states now have data breach laws that require timely notification to individuals, and at times regulators, the media or credit reporting agencies, if a company has experienced the unauthorized access or acquisition of personal information. California has adopted the California Consumer Privacy Act of 2018 (“CCPA”), which became effective January 1, 2020 and which provides a private right of action for data breaches and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices and allows consumers to opt out of certain data sharing with third parties. Moreover, on November 3, 2020, Californians voted to approve a ballot measure that created the California Privacy Rights Act (“CPRA”), which expands the scope of the CCPA and establishes a new California Privacy Protection Agency that will enforce the law and issue regulations. The CPRA is scheduled to take effect on January 1, 2023, with a lookback to January 1, 2022. In addition to the CCPA and CPRA, several other U.S. states have or are considering adopting laws and regulations imposing obligations regarding the handling of personal data. Compliance with the GDPR, the CCPA, the CPRA and other current and future applicable international and U.S. privacy, cybersecurity and related laws can be costly and time-consuming. Complying with these varying national and international requirements could cause the Company to incur substantial costs or require it to change its business practices in a manner adverse to its business, and violations of privacy-related laws can result in significant penalties.

A determination that there have been violations of laws relating to the Company’s practices under communications-based laws could also expose it to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm its business. In particular, because of the enormous number of emails and other communications the Company sends to its users, communications laws that provide a specified monetary damage award or fine for each violation (such as those described below) could result in particularly large awards or fines.

For example, the Federal Communications Commission amended certain of its regulations under the Telephone Consumer Protection Act, or TCPA, in 2012 and 2013 in a manner that could increase the Company’s exposure to liability for certain types of telephonic communication with customers. Under the TCPA, plaintiffs may seek actual monetary loss or statutory damages of $500 per violation, whichever is greater, and courts may treble the damage award for willful or knowing violations. Given the enormous number of communications the Company sends to its users, a determination that there have been violations of the TCPA or other communications-based statutes could expose the Company to significant damage awards that could, individually or in the aggregate, materially harm its business.

The Company posts on its websites its privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by the Company to comply with its posted privacy policies or with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations, including the GDPR and the CCPA, could result in proceedings or actions against it by governmental entities or others (e.g., class action privacy litigation), subject it to significant penalties and negative publicity, require it to change its business practices, increase its costs and adversely affect its business. Data collection, privacy and security have become the subject of increasing public concern. If internet and mobile users were to reduce their use of the Company’s websites, mobile platforms, products, and services as a result of these concerns, its business could be harmed. As noted above, the Company is subject to the possibility of security breaches, which themselves may result in a violation of these laws.

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, which may affect the way the Company conducts its operations.

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the use and transportation of hazardous substances and emissions-related standards, established by the U.S. Environmental Protection Agency (“EPA”), and similar state-level regulators, including the California Air Resources Board (“CARB”).

While the Company has processes in place to ensure that products are sold in compliance with the requirements imposed by the EPA and similar state-level regulators, all verification processes have inherent limitations. The Company has been, is currently, and may in the future be the subject of regulatory proceedings initiated by the EPA, CARB or other applicable regulatory bodies, and the results of such proceedings are uncertain. For additional information, see Note 5 of Notes to Consolidated Financial Statements included in this prospectus.

Although management believes that the Company is in substantial compliance with currently applicable environmental laws, rules, and regulations, it is unable to predict the ultimate impact of adopted or future laws, rules, and regulations on its business, properties or products. Such laws, rules, or regulations may cause the Company to incur significant expenses to achieve or maintain compliance, may require it to modify its product offerings, may adversely affect the price of or demand for some of its products, and may ultimately affect the way the Company conducts its operations. Failure to comply with these current or future laws, rules, or regulations could result in harm to the Company’s reputation and/or could lead to fines and other penalties, including restrictions on the importation of the Company’s products into, or the sale of its products in, one or more jurisdictions until compliance is achieved.

The Company could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs its customers would have to pay for its products and adversely affect its operating results.

In general, the Company has not historically collected state or local sales, use, or other similar taxes in any jurisdictions in which it believed it did not have a tax nexus. In addition, the Company has not historically collected state or local sales, use, or other similar taxes in certain jurisdictions in which it does have a physical presence, in reliance on applicable exemptions. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc., that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. Several states have begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state. While we believe we now collect, remit, and report sales tax in all required states, it is still possible that one or more jurisdictions may assert that we have liability for previous periods for which we did not collect sales, use, or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition, and operating results.

Certain U.S. state tax authorities could assert that the Company has nexus in that state and seek to impose state and local income taxes which could harm its results of operations.

For the tax year ending December 31, 2022, and for years prior thereto, the Company filed state income tax returns in New Jersey. There is a risk that state tax authorities in other states could assert that the Company is liable for state and local income taxes based upon income or gross receipts allocable to such states because the Company has nexus with those states. The Company could then be subject to state and local taxation in other states, in lieu of or in addition to, taxation in New Jersey. Penalties and interest could apply to unpaid tax attributable to prior periods. Such tax assessments, penalties and interest may adversely impact the Company’s results of operations and financial position.

Risks Related to Intellectual Property and Cybersecurity

Any failure to maintain the security of the information relating to the Company’s customers, employees and vendors, whether as a result of cybersecurity attacks on its information systems or otherwise, could damage its reputation, result in litigation or other legal actions against it, cause it to incur substantial additional costs, and materially adversely affect its business and results of operations.

Like most retailers, the Company receives and stores in its information systems personal information about its customers, employees and vendors. Most of this information is stored digitally in connection with the Company’s digital commerce platform. The Company also utilizes third-party service providers for a variety of reasons, including, without limitation, for digital storage technology, back-office support, and other functions. Such providers may have access to information the Company holds about its customers, employees or vendors. In addition, the Company depends upon the secure transmission of confidential information over public networks, including information permitting cashless payments.

Cyber threats are rapidly evolving and those threats and the means for obtaining access to information in digital and other storage media are becoming increasingly sophisticated. Cyber threats and cyber-attackers can be sponsored by countries or sophisticated criminal organizations or be the work of hackers with a wide range of motives and expertise. The Company and the businesses with which it interacts have experienced and continue to experience threats to data and systems, including by perpetrators of random or targeted malicious cyber-attacks, computer viruses, worms, bot attacks or other destructive or disruptive software and attempts to misappropriate customer information, including credit card information, and cause system failures and disruptions. Some of the Company’s systems have experienced security breaches in the past, and there can be no assurance that similar breaches will not recur in the future.

Employee error or malfeasance, faulty password management, social engineering or other irregularities may also result in a defeat of the Company or its third-party service providers’ security measures and a breach of its or their information systems. Moreover, hardware, software or applications the Company uses may have inherent vulnerabilities or defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security.

Any compromise of the Company’s data security systems or of those of businesses with which it interacts, which results in confidential information being accessed, obtained, damaged, modified, lost or used by unauthorized or improper persons, could harm the Company’s reputation and expose it to regulatory actions, customer attrition, remediation expenses, and claims from customers, employees, vendors, financial institutions, payment card networks and other persons, any of which could materially and adversely affect the Company’s business operations, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of a compromise, the Company may be unable to anticipate these techniques or to implement adequate preventative measures, and the Company or its third-party service providers may not discover any security breach, vulnerability or compromise of information for a significant period of time after the security incident occurs.

In addition, such events could be widely publicized and could materially adversely affect the Company’s reputation with its customers, employees, vendors and stockholders, could harm its competitive position with respect to other digital commerce websites, and could result in a material reduction in net sales from its digital commerce platform. Such events could also result in the release to the public of confidential information about the Company’s operations and financial condition and performance and could result in litigation or other legal actions against the Company or the imposition of penalties, fines, fees or liabilities, which may not be covered by its insurance policies. Moreover, a security compromise could require the Company to devote significant management resources to address the problems created by the issue and to expend significant additional resources to upgrade further the security measures it employs to guard personal and confidential information against cyber-attacks and other attempts to access or otherwise compromise such information and could result in a disruption of its operations.

The Company accepts payments using a variety of methods, including credit and debit cards, online payment systems such as PayPal, Google Pay, Affirm and gift cards, and it may offer new payment options over time. As an online retailer, the Company is reliant upon third-party payment processors to sell its products, and any interruption to the services provided by such payment processors, including as a result of payment disputes, would have an immediate impact on the Company’s cash flows, financial position and results of operations. Third-party payment processors may also increase their fees or increase the minimum reserves on the Company’s accounts, which could decrease the Company’s profit margin and impair the Company’s liquidity, respectively.

As a retailer accepting debit and credit cards for payment, the Company also is subject to various industry data protection standards and protocols, such as payment network security operating guidelines and the Payment Card Industry Data Security Standard. The Company cannot be certain that the security measures it maintains to protect all of its information technology systems are able to prevent, contain or detect cyber-attacks, cyber terrorism, security breaches or other compromises from known malware or other threats that may be developed in the future. To the extent that any cyber-attack or incursion in the Company or one of its third-party service provider’s information systems results in the loss, damage, misappropriation or other compromise of information, the Company may be materially adversely affected by claims from customers, financial institutions, regulatory authorities, payment card networks and others. In certain circumstances, the Company’s contracts with payment card processors and payment card networks (such as Visa, Mastercard, American Express and Discover) generally require the Company to adhere to payment card network rules, which could make it liable to payment card issuers and others if information in connection with payment cards and payment card transactions that it processes is compromised or if the Company permits fraudulent purchases on its platform, which liabilities could be substantial. If the event of a material increase in fraudulent purchases on the Company’s platform, payment card processors and payment card networks could refuse to process further payments for purchases on the Company’s platform, which would materially impact the Company’s results of operations and financial position.

The Russia-Ukraine conflict may also increase cybersecurity risks on a global basis. Cyberattacks could include the deployment of harmful malware, denial-of-service, ransomware, social engineering and other means to affect service reliability and threaten data confidentiality, privacy, integrity and availability. Our business and technology partners face similar risks, and any security breach of their systems could adversely affect our security posture. While we have invested, and continue to invest, in the protection of our data and information technology infrastructure, there can be no assurance that our efforts, or the efforts of our suppliers and key vendors, will prevent service interruptions, or identify breaches in our systems, that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other cybersecurity related breaches.

If the Company’s proprietary data catalog is stolen, misappropriated or damaged, or if a competitor can create a substantially similar database without infringing the Company’s rights, then the Company may lose an important competitive advantage.

The Company has invested significant resources and time to build and maintain its proprietary data catalog, which maps stock-keeping units, to relevant product applications based on vehicle years, makes, and models. Management believes that the Company’s data catalog provides it with an important competitive advantage in both driving traffic to its digital commerce platform and converting that traffic to revenue by enabling customers to quickly locate the parts and accessories they require. The Company cannot assure you that it will be able to protect its data catalog from unauthorized copying or theft or that such database will continue to operate adequately, without any technological challenges. In addition, it is possible that a competitor could develop a catalog or database that is similar to or more comprehensive than the Company’s data catalog, without infringing the Company’s rights. In the event its data catalog is damaged or is stolen, copied or otherwise replicated to compete with the Company, whether lawfully or not, the Company may lose an important competitive advantage and its business could be harmed.

Claims of intellectual property infringement by parts manufacturers, distributors or retailers to the validity of aftermarket parts and accessories or related marketing materials could adversely affect the Company’s business.

Parts manufacturers, distributors and retailers have asserted claims of intellectual property infringement against retailers of aftermarket products, including the Company. The Company has received in the past, and anticipates receiving in the future, communications alleging that certain products it sells infringe the patents, copyrights, trademarks and trade names or other intellectual property rights of parts manufacturers, distributors or retailers. Other parts retailers have also asserted ownership of product images that were provided by product vendors for the Company to use on its online platform. While the Company now has processes in place designed to prevent the use of unauthorized product images on its platform, there can be no assurance that such processes will work as intended or prevent future infringement claims.

Infringement claims could result in increased costs of doing business arising from new importing requirements, increased port and carrier fees and legal expenses, adverse judgments or settlements or changes to the Company’s business practices required to settle such claims or satisfy any judgments. Litigation or regulatory enforcement could also result in interpretations of the law that require the Company to change its business practices or otherwise increase its costs and harm its business. The Company may not maintain sufficient, or any, insurance coverage to cover the types of claims that could be asserted. If a successful claim were brought against the Company, it could expose the Company to significant liability.

If the Company is unable to protect its intellectual property rights, its reputation and brand could be impaired and it could lose customers.

The Company regards its trademarks, trade secrets and similar intellectual property such as its “iD” brand, its proprietary digital commerce platform, its proprietary data catalog and its back-end order processing and fulfillment code and process as important to its success. The Company relies on trademark, patent and copyright law, and trade secret protection, and confidentiality and/or license agreements with employees, customers, partners and others to protect its proprietary rights. The Company cannot be certain that it has taken adequate steps to protect its proprietary rights, especially in countries where the laws may not protect its rights as fully as in the United States. In addition, the Company’s proprietary rights may be infringed or misappropriated, and the Company could be required to incur significant expenses in its efforts to preserve them. In the past, the Company has filed litigation to protect its intellectual property rights, including its “iD” brand. The outcome of such litigation can be uncertain, and the cost of prosecuting such litigation may have an adverse impact on the Company’s earnings. The Company has common law trademarks, as well as pending federal trademark registrations for several marks and several registered marks. However, any registrations may not adequately cover the Company’s intellectual property or protect it against infringement by others. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which the Company’s products may be made available online. The Company also currently owns or controls a number of internet domain names, including www.carid.com, www.truckid.com, www.motorcycleid.com, www.powersportsid.com, www.camperid.com, www.boatid.com, www.recreationid.com and www.toolsid.com, and has invested time and money in the purchase of domain names and other intellectual property, which may be impaired if it cannot protect such intellectual property. The Company may be unable to protect these domain names or acquire or maintain relevant domain names in the United States and in other countries. If the Company is not able to protect its trademarks, domain names or other intellectual property, it may experience difficulties in achieving and maintaining brand recognition and customer loyalty.

The Company’s digital commerce platform is dependent on open-source software, which exposes it to uncertainty and potential liability.

The Company utilizes open-source software such as Linux, Apache, MySQL, PHP, and Perl throughout its digital commerce platform and supporting infrastructure, although it has created proprietary programs. Open-source software is maintained and upgraded by a general community of software developers under various open-source licenses, including the GNU General Public License (“GPL”). These developers are under no obligation to maintain, enhance or provide any fixes or updates to this software in the future. Additionally, under the terms of the GPL and other open-source licenses, the Company may be forced to release to the public source-code internally developed by it pursuant to such licenses. Furthermore, if any of these developers contribute any code of others to any of the software that the Company uses, the Company may be exposed to claims and liability for intellectual property infringement and may also be forced to implement changes to the code-base for this software or replace this software with internally developed or commercially licensed software.

System failures, including failures due to natural disasters or other catastrophic events, could prevent access to the Company’s digital commerce platform, which could reduce its net sales and harm its reputation.

The Company’s sales would decline and it could lose existing or potential customers if it is not able to access its digital commerce platform or if its digital commerce platform, transactions processing systems or network infrastructure do not perform to its customers’ satisfaction. Any internet network interruptions or problems with the Company’s digital commerce platform could:

●	prevent customers from accessing such digital commerce platform;

●	reduce its ability to fulfill orders or bill customers;

●	reduce the number of products that it sells;

●	cause customer dissatisfaction; or

●	damage its brand and reputation.

The Company has experienced brief computer system interruptions in the past, and it believes they may continue to occur from time to time in the future. The Company’s systems and operations are also vulnerable to damage or interruption from a number of sources, including a natural disaster or other catastrophic event such as an earthquake, typhoon, volcanic eruption, fire, flood, tsunami, winter storms, terrorist attack, riots, social disturbances, political unrest, computer viruses, power loss, telecommunications failure, physical and electronic break-ins, hardware failures, hosting issues, domain name system issues, distributed denial-of-service attacks, content management system issues, malicious hackers, lapses in maintenance, and other similar events. The Company also maintains offshore and outsourced operations in the Philippines, an area that has been subjected to a typhoon and a volcanic eruption in the past, and Costa Rica, a seismically active region.

The Company’s engineering and product data development team as well as back office and part of its customer service center are located in Ukraine, which has been involved in confrontation with the Russian federation. The Russo-Ukrainian war is an ongoing and protracted conflict that started in February 2014, primarily involving Russia and pro-Russian forces on one hand, and Ukraine on the other. The war has centered on the status of Crimea and parts of the Donetsk and Luhansk regions (collectively known as the Donbas), which are recognized as part of Ukraine. With recent Russian moves to recognize several Ukrainian regions as part of the Russian federation and the invasion that took place on February 24, 2022, the United States and NATO have provided critical support to Ukraine. Diplomatic talks between Russia and the United States and its allies have thus far not yet yielded any solutions.

Most of our contractors in Ukraine have been able to continue their work, although at a reduced capacity and/or schedule. Our websites and call centers have continued to function but could be more negatively impacted in the future. Many of our contractors have moved outside of Ukraine to neighboring countries where they continue to work remotely. Some of our contractors who have remained in Ukraine have moved to areas outside the current conflict in Ukraine, but their ability to continue work is subject to significant uncertainty and potential disruptions.

As the situation in Ukraine is highly complex and continues to evolve, we cannot provide any assurance that our outsourced teams in Ukraine will be able to provide efficient and uninterrupted services. This could have an adverse effect on our operations and business. In addition, our ability to maintain adequate liquidity for our operations is dependent on several factors, including our revenue and earnings, which could be significantly impacted by the conflict in Ukraine. Further, any major breakdown or closure of utility services, any major threat to civilians or any international banking disruption could materially impact the operations and liquidity of the Company. We will continue monitoring the military, social, political, regulatory and economic environment in Ukraine and Russia, and will consider further actions if deemed appropriate.

Natural disasters or other catastrophic events may recur in the future and could disrupt the operation of the Company’s business. The Company’s technology infrastructure is also vulnerable to computer viruses, physical or electronic break-ins, employee or contractor malfeasance and other disruptions, and not all the Company’s systems and data are fully redundant. Any substantial disruption of the Company’s technology infrastructure could cause interruptions or delays in its business and loss of data or render it unable to accept and fulfill customer orders or operate its digital commerce platform in a timely manner, or at all.

Risks Related to Litigation

Because the Company is involved in litigation from time to time and is subject to numerous laws and governmental regulations, it could incur substantial judgments, fines, legal fees and other costs as well as reputational harm.

The Company is sometimes the subject of complaints or litigation from customers, current and former employees, current and former stockholders, or other third parties for various reasons. The damages sought against the Company in some of these litigation proceedings could be substantial. Although the Company maintains liability insurance for some litigation claims, if one or more of the claims were to greatly exceed its insurance coverage limits or if its insurance policies do not cover a claim, this could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Company is also subject to numerous federal, state and local laws and governmental regulations relating to, among other things, environmental protection, product quality and safety standards, labor and employment, discrimination, anti-bribery/anti-corruption, data privacy and income taxes. Compliance with existing and future laws and regulations could increase the cost of doing business and adversely affect the Company’s results of operations. If the Company fails to comply with existing or future laws or regulations, it may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs, as well as reputational risk. In addition, the Company’s capital and operating expenses could increase due to remediation measures that may be required if the Company is found to be noncompliant with any existing or future laws or regulations.

For additional information regarding legal actions, claims and administrative proceedings that management believes could have a material adverse effect on its financial position, results of operations or cash flows, including ongoing litigation with certain stockholders and the notice of violation it received from the EPA, see Note 7 of Notes to Consolidated Financial Statements included in this prospectus.

The Company faces exposure to product liability lawsuits.

The automotive industry in general has been subject to a large number of product liability claims due to the nature of personal injuries that result from car accidents or malfunctions. As a distributor of automotive parts and accessories, including parts and accessories obtained overseas, the Company could be held liable for the injury or damage caused if the products it sells are defective or malfunction, regardless of whether the product manufacturer is the party at fault. While the Company carries insurance against product liability claims, if the damages in any given action were high or the Company were subject to multiple lawsuits, the damages and costs could exceed the limits of its insurance coverage or prevent it from obtaining coverage in the future. If the Company were required to pay substantial damages as a result of these lawsuits, it may seriously harm its business and financial condition. Even defending against unsuccessful claims could cause the Company to incur significant expenses and result in a diversion of management’s attention. In addition, even if the money damages themselves did not cause substantial harm to the Company’s business, the damage to its reputation and the brands offered on its digital commerce platform could adversely affect its future reputation and its brand and could result in a decline in its net sales.

Risks Related to Ownership of our Common Stock

Concentration of ownership among certain stockholders may prevent other stockholders from influencing significant corporate decisions.

As of March 31, 2023, each of Prashant Pathak, Chairman of the Board of Directors (the “Board’) of the Company and a director and President of Onyx Enterprises Canada Inc. (“OEC”), Roman Gerashenko and Stanislav Royzenshteyn, beneficially owned, directly or indirectly, approximately 40.9%, 17.4%, and 17.4%, respectively, of our outstanding Common Stock, and our directors and executive officers as a group beneficially owned approximately 48% of our outstanding Common Stock. As a result of their current holdings, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of the Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Sales of a substantial number of shares of our Common Stock in the public market could cause the price of our common stock to fall.

Sales of a substantial number of shares of our Common Stock in the public market or the perception that these sales might occur could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Common Stock. In addition, the sale of substantial amounts of our Common Stock could adversely impact its price.

The shares of Common Stock covered by effective registration statements, pursuant to which certain stockholders may sell their shares, represent approximately 90% of our outstanding Common Stock. Sales, or the potential sales, of substantial numbers of shares in the public market by those selling stockholders could increase the volatility of the market price of our Common Stock or adversely affect the market price of our Common Stock.

We have never paid dividends on our Common Stock, and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on any of our capital stock and currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant. As a result, capital appreciation, if any, of our Common Stock will be the sole source of gain for the foreseeable future.

Our stock price is volatile, and you may not be able to sell shares of our Common Stock at or above the price you paid.

The trading price of our Common Stock is volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

●	actual or anticipated fluctuations in operating results;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

●	issuance of new or updated research or reports by securities analysts or changed recommendations for our stock or the transportation industry in general;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our focus on long-term goals over short-term results;

●	the timing and magnitude of our investments in the growth of our business;

●	actual or anticipated changes in laws and regulations affecting our business;

●	additions or departures of key management or other personnel;

●	disputes or other developments related to our intellectual property or other proprietary rights, including litigation;

●	our ability to market new and enhanced products and technologies on a timely basis;

●	sales of substantial amounts of the Common Stock by the Board, executive officers or significant stockholders or the perception that such sales could occur;

●	changes in our capital structure, including future issuances of securities or the incurrence of debt; and

●	general economic, political and market conditions.

In addition, the stock market in general, and the NYSE American in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our Common Stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Risks Related to Our Being a Public Company

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (the “PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities that Onyx, as a private company, had not done previously. For example, we created new board committees and have adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements have been, and will continue to be, incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. In addition, we have obtained director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Onyx as a private company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements now applicable to it. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for the Company to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

The Company is an a “smaller reporting company” and the reduced disclosure and governance requirements applicable to those types of companies may make its securities less attractive to investors.

The Company is a “smaller reporting company” under Rule 12b-2 of the Exchange Act. As a smaller reporting company, the Company is entitled to rely on certain exemptions and reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements, in the Company’s SEC filings.

As of December 31, 2022, the last day of the fiscal year following the fifth anniversary of the completion of Legacy’s initial public offering on November 8, 2017, we are no longer an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Since we are no longer an “emerging growth company,” we cannot take advantage of certain exemptions from various reporting requirements that are applicable to emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, since we are no longer an “emerging growth company,” we can no longer elect to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2022, the “Sarbanes-Oxley Act”). However, as a “smaller reporting company,” we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

These exemptions and decreased disclosures in the Company’s SEC filings due to our status as a smaller reporting company may make it harder for investors to analyze the Company’s results of operations and financial prospects. Investors may find our Common Stock less attractive because we rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our Common Stock price may be more volatile.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business or its market, or if they adversely change their recommendations regarding the Common Stock, the price and trading volume of the Common Stock could decline.

The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts may publish about the Company, its business, market or competitors. If any of the analysts who cover the Company change their recommendation regarding its Common Stock adversely, or provide more favorable relative recommendations about its competitors, the price of its Common Stock would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, it could lose visibility in the financial markets, which could cause the Company’s stock price or trading volume to decline.

Certain minority stockholders of the Company could engage in activities that might be disruptive of the Company’s ongoing business.

Certain minority stockholders of the Company could engage in litigation against the Company and its directors seeking monetary damages and/or potentially distracting the Company’s directors and officers from executing upon the Company’s business plans and could engage in shareholder activism that may be disruptive to the Company. See “- The Company’s business could be adversely affected by an ongoing legal proceeding with certain stockholders” for more information regarding litigation brought by these minority stockholders prior to the Business Combination.

The Company’s Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or stockholders.

Our Certificate of Incorporation provides that, subject to limited exceptions, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the stockholders of the Company, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”) or the second amended and restated certificate of incorporation or the amended and restated bylaws of the Company (the “Bylaws”), or (iv) any action asserting a claim against the Company, its directors, officers or employees is governed by the internal affairs doctrine. The Company’s bylaws designate the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Common Stock shall be deemed to have notice of and to have consented to the provisions of the Certificate of Incorporation and bylaws described above. In addition, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and employees. Alternatively, if a court were to find these provisions of the Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our Common Stock by the Selling Stockholders.  All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts.

DETERMINATION OF OFFERING PRICE

We cannot currently determine the price or prices at which shares of our Common Stock may be sold by the Selling Stockholders under this prospectus.

MARKET FOR COMMON EQUITY AND DIVIDEND POLICY

Market Information, Holders, and Dividends

Our Common Stock is listed on the NYSE American under the symbol “ID”. Prior to the consummation of the Business Combination, our Common Stock was listed on the New York Stock Exchange under the symbol “LGC”. As of March 15, 2023, there were 62 holders of record of our Common Stock.

We have not paid any cash dividends on our Common Stock to date. We intend to retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

As of March 31, 2023, 4,904,596 shares of Common Stock were authorized to be issued under the 2020 EIP and 2,043,582 shares of Common Stock were authorized to be issued under the 2020 ESPP (the 2020 ESPP together with the 2020 EIP, the “Plans”).

On February 11, 2021, we filed a Registration Statement on Form S-8 under the Securities Act to register the shares of Common Stock issuable under the Plans, which Registration Statement became effective automatically upon filing.

On June 15, 2022, pursuant to the 2020 EIP, each of our then seven directors received 50,000 restricted stock units, which vest in full on the earlier of one year after the date of grant or the date of the Company’s 2023 annual meeting of stockholders and will be settled in shares of Common Stock on a one-for-one basis. On September 28, 2022, Lev Peker received 26,582 restricted stock units for joining as a director of the Company. As of March 31, 2023, 3,212,078 shares of Common Stock were reserved and available for future issuances under the 2020 EIP, of which 2,580,445 shares were subject to outstanding awards. As of that date, no awards had been issued under the 2020 ESPP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR PARTS iD, INC.

The following management’s discussion and analysis of financial condition and results of operations should be read together with our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023 and 2022, as well as our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this prospectus.

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in the section “Risk Factors” included elsewhere in this prospectus.

Overview

PARTS iD, Inc. (the “Company”) is a technology-driven, digital commerce company on a mission to transform the U.S. automotive aftermarket and the adjacent complex parts markets we serve by providing customers a differentiated customer experience with advanced product search capabilities, proprietary product options, exclusive shop by service type functionality, visually inspired browsing, easy product discovery, rich custom content, an exhaustive product catalog and competitive prices.

The Company delivers this customer experience vision using our purpose-built technology platform and user interface (UI), proprietary parts and accessories fitment data with more than fourteen billion product and fitment data points powered with machine learning, and a comprehensive product catalog spanning approximately eighteen million parts and accessories, when fully available, from over one thousand suppliers we partner with across eight verticals.

The Company’s technology platform integrates software engineering with catalog management, data intelligence, mining, and analytics, along with user interface development which utilizes distinctive rules-based parts fitment software capabilities. To manage the ever-growing need for accurate product and parts data, we use cutting-edge computational and software engineering techniques, including Bayesian classification, to enhance and improve data records and product information, and ultimately to contribute to the overall development of a rich and engaging user experience. Furthermore, our technology platform is designed to support much more than just car parts and accessories. We believe that we have demonstrated the flexibility and scalability of our technology by launching seven adjacent verticals, including BOATiD.com, MOTORCYCLEiD.com, CAMPERiD.com, and others in August 2018, all of which leverage the same proprietary technology platform and data architecture.

There are several key competitive strengths that management believes highlight the attractiveness of the Company’s platform business model and underscore how PARTS iD, Inc. is differentiated from its competition, including:

1.	The Company’s distinctive technology, customer-first UI, and proprietary fitment data enables a differentiated shopping experience for the automotive parts consumer. Unlike any other consumer product category, we believe that the success or failure of selling automotive parts, and especially aftermarket accessories at scale, comes down to rich and comprehensive fitment data. We believe that the Company has been successful at developing its own proprietary fitment database which is not licensed for use to any other person or entity.

2.	We believe that the Company’s product catalog of approximately eighteen million products, when fully available, and approximately forty-five hundred brands is unrivaled. Our comprehensive catalog is enriched with approximately fourteen billion data points, advanced 3D imagery, in-depth product descriptions, customer reviews, installation, and fitment guides, as well as other rich custom content specifically catering to the needs of the automotive aftermarket industry and is further complemented by our highly trained and specialized customer service.

The Company’s proprietary and asset-light fulfillment model is enabled by a network of hundreds of suppliers with whom we have cultivated relationships with and integrated over the last fifteen years. This has enabled us to further scale our catalog size and to add adjacent verticals which allows us to offer a broader array of product lines over our competitors. Furthermore, our geo-sourcing fulfillment algorithm factors in real-time inventory when available, customer proximity, shipping cost, and profitability to optimize product sourcing. This algorithmic approach allows us to increase fill rate and delivery speed.

3.	The Company’s differentiated customer experience is a result of rich content, wide product range with ease of selection, proprietary fitment data, and highly trained customer service representatives, providing a data-driven engagement platform for discovery and inspiration. This is demonstrated by:

a.	the Company’s Net Promoter Score continues to be between 60 – 70 despite the global supply chain disruptions (primarily due to the COVID-19 pandemic) which began in 2021 and continues today;

b.	the Company’s overall product return rate across all eight verticals is consistently within the range of 5 - 6%; and

c.	repeat customer revenue was 34% of total revenue for the fourth quarter of 2022.

The Company has invested sixteen years in building its proprietary platform and we believe that our investment in technology and data has allowed us to expand into adjacent verticals, leveraging a capital-efficient just-in-time inventory model to offer our consumers an extensive selection and customer experience.

During 2022, we took several measures to reduce operating costs, including reducing advertising expenses, general and administrative overhead, and capital expenditures. In June 2022, we took steps to reduce our costs by reducing our employment base in the United States, and reducing our independent contractors in Ukraine, the Philippines, and Costa Rica, and by reducing other operating expenses. The employees and independent contractors affected by this reduction were informed of the Company’s decision beginning in June 2022. The annualized savings from the measures described above were approximately $12 million. Additionally, in October 2022, the Company successfully negotiated a new shipping contract that will yield more than 15% in lower outbound shipping rates. The shipping cost reduction is expected to reduce shipping losses and the cost of delivery to customers. In the first quarter of 2023, the Company took additional reductions in its advertising expense by approximately 77%, its US-based salaries by approximately 55%, and outside contractor costs by approximately 35%. These reductions were made in order to bring the cost structure of the Company in line with the current business environment.

Russian-Ukrainian Conflict

The Russian invasion of Ukraine and resulting response from several nations have impacted, and are expected to continue to impact, our business in the near term. Russia’s invasion of Ukraine has elevated global geopolitical tensions and security concerns as well as having recently created some inflationary pressures. Our engineering and product data development team as well as back office and part of its customer service center are located in Ukraine. Therefore, the conflict in Ukraine could have a material adverse effect on our business, financial condition, and results of operations. While the conflict has not caused significant disruptions to our operations to date, it could have a material adverse effect upon the Company in future periods.

Since the onset of the active conflict in February 2022, most of our contractors have been able to continue their work, although at a reduced capacity and/or schedule.

Our websites and call centers have continued to function but could be more negatively impacted in the future. Many of our contractors have moved outside of Ukraine to neighboring countries where they continue to work remotely. Some of our contractors who have remained in Ukraine have moved to other areas in Ukraine, but their ability to continue work is subject to significant uncertainty and potential disruptions.

The situation in Ukraine is complex and continues to evolve. We cannot provide any assurance that our outsourced teams in Ukraine will be able to provide efficient and uninterrupted services, which could have an adverse effect on our operations and business. In addition, our ability to maintain adequate liquidity for our operations is dependent on several factors, including our revenue and earnings, which could be significantly impacted by the conflict in Ukraine. Further, any major breakdown or closure of utility services, any major threat to civilians or any international banking disruption could materially impact the operations and liquidity of the Company. We will continue monitoring the military, social, political, regulatory, and economic environment in Ukraine and Russia, and will consider further actions as appropriate.

Key Financial and Operating Metrics

We measure our business using financial and operating metrics, as well as non-GAAP financial measures. See “Results of Operations – Non-GAAP Financial Measures” below for more information on non-GAAP financial measures. We monitor several key business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions, including the following:

Traffic and Engagement Metrics

For the Three Months Ended March 31,

	2023	2022	Change	%Change
Number of Users	15,638,093	32,529,076	(16,890,983)	(51.9)%
Number of Sessions	21,284,602	55,104,987	(33,820,385)	(61.4)%
%Number of Pageviews	100,521,389	210,003,667	(109,482,278)	(52.1)%
Pages/Session	4.72	3.81	0.91	23.9%
Average Session Duration	00:02:41	00:02:59	(00:00:18)	(10.1)%

For the Year Ended December 31,

	2022	2021	YoY Change	%Change
Number of Users	107,300,006	127,459,324	(20,159,318)	(15.8)%
Number of Sessions	180,683,108	238,708,556	(58,025,448)	(24.3)%
Number of Pageviews	708,031,453	988,152,867	(280,121,414)	(28.3)%
Pages/Sessions	3.92	4.14	(0.22)	(5.3)%
Average Session Duration	0:02:54	0:03:15	(0:00:21)	(10.8)%

We use the metrics above to gauge our ability to acquire targeted traffic and keep users engaged. This information informs us of how effective our proprietary technology, data, and content is, and helps us define our strategic roadmap and key initiatives.

Results of Operations for the Three Months Ended March 31, 2023 and 2022

	Three months ended March 31,				Change
	2023	% of Rev.	2022	% of Rev.	Amount	%
Net revenue	$16,201,004		$94,892,148		$(78,691,144)	(82.9)%
Cost of goods sold	12,769,463	78.8%	76,397,920	80.5%	(63,628,457)	(83.3)%
Gross profit	3,431,541	21.2%	18,494,228	19.5%	(15,062,687)	(81.4)%
Gross margin	21.2%		19.5%
Operating expenses
Advertising	1,144,140	7.1%	9,701,292	10.2%	(8,557,152)	(88.2)%
Selling, general & administrative	6,028,918	37.2%	11,672,727	12.3%	(5,643,809)	(48.4)%
Depreciation	1,998,916	12.3%	1,954,462	2.1%	44,454	2.3%
Total operating expenses	9,171,974	56.6%	23,328,481	24.6%	(14,156,507)	(60.7)%
Loss from operations	(5,740,433)	(35.4)%	(4,834,253)	(5.1)%	(906,180)	18.7%
Loss on extinguishment of debt	879,045	5.4%	-	-	879,045	-
Change in fair value of warrants	(556,000)	(3.4)%	-	-	(556,000)	-
Interest expense	416,305	2.6%	-	-	416,305	-
Loss before income tax	(6,479,783)	(40.0)%	(4,834,253)	(5.1)%	(1,645,530)	34.0%
Income tax benefit	-	(0.0)%	(881,066)	(0.9)%	881,066	(100.0)%
Net loss	$(6,479,783)	(40.0)%	$(3,953,187)	(4.2)%	$(2,526,596)	63.9%

Revenue

Revenue for the three months ended March 31, 2023, decreased by $78.7 million, or 82.9%, compared to the same prior year period, primarily attributable to supply chain disruptions and the lack of product availability as a result of our liquidity squeeze which peaked in early February and led to vendors not giving us access to their full product catalog. Compared to the same prior year period, traffic declined by 61.4% in the three-month period ended March 31, 2023, the site conversion rate decreased by 53.2% and average order value increased by 8.6%.

We believe that the decrease in traffic and the site conversion rate was primarily attributed to lower orders because of product unavailability, supply chain interruptions, reduction in discretionary spending and a significant reduction in advertising spending by the Company.

Cost of Goods Sold

Cost of goods sold is composed of product cost, the associated fulfillment and handling costs charged by vendors, if any, and shipping costs. In the three months ended March 31, 2023, cost of goods sold decreased by $63.6 million, or 83.3%, compared to the same prior year period. This decrease in the cost of goods sold was primarily driven by decreases in the number of orders or products sold and related shipping costs.

For the three months ended March 31, 2023, cost of goods sold was 78.8% compared to 80.5% of revenue in the respective prior year period. The 1.7% decrease in cost of goods sold as a percentage of revenue was primarily attributable to changes in product mix, as well as ongoing supply chain disruptions and the lack of product availability as a result of our liquidity squeeze which peaked in early February.

Gross Profit and Gross Margin

Gross profit decreased by $15.1 million, or 81.4%, for the three months ended March 31, 2023, compared to the same prior year period, primarily due to an 82.9% decrease in revenue.

Gross margin of 21.2% for the three months ended March 31, 2023, was higher than the gross margin of 19.5% for the three months ended March 31, 2022, primarily attributable to a change in the product category revenue mix as discussed above and shipping cost savings which was partially offset by increases in product costs.

Operating Expenses

Advertising expense decreased $8.6 million, or 88.2%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022, primarily due to reduction in discretionary spending which led to lower traffic and number of clicks.

Advertising expenses as a percentage of revenue were 7.1% and 10.2% for the three months ended March 31, 2023, and 2022, respectively. The decrease in percentage was primarily attributable to a significant reduction in advertising in February and March.

Selling, general and administrative (“SG&A”) expenses decreased $5.6 million, or 48.4%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to a decrease in merchant fees of $2.1 million, compensation expense of $1.1 million, outsourced customer services costs of $0.8 million and various other immaterial decreases.

Depreciation expense was flat for the three months ended March 31, 2023, compared to the three months ended March 31, 2022.

Interest Expense

Interest expense increased by $416,305, for the three months ended March 31, 2023, compared to the $0 for the three months ended March 31, 2022 due to the interest related to the Initial Term Loan Advance and $230,498 related to the write-off of unamortized loan costs related to the $2.0 million payment that was made on such debt.

Income Tax Benefit

Income tax benefit was $0.0 for the three months ended March 31, 2023, compared to $0.9 million for the three months ended March 31, 2022. For the three months ended March 31, 2023, the effective income tax rate was 0.0%, compared to (18.23)% for the three months ended March 31, 2022. The Company incurred a loss for the quarter and elected a full valuation allowance for the deferred tax asset.

Results of Operations for the Years Ended December 31, 2022 and 2021

	Years ended December 31,				Change
	2022	% of Rev.	2021	% of Rev.	Amount	%
Revenue, net	$340,596,365		$448,668,928		$(108,072,563)	(24.1)%
Cost of goods sold	276,920,256	81.3%	$358,439,239	79.9%	(81,518,983)	(22.7)%
Gross profit	63,676,109	18.7%	90,229,689	20.1%	(26,553,580)	(29.4)%
Gross Margin		18.7%		20.1%
Operating expenses:
Advertising	31,509,076	9.3%	42,346,886	9.4%	(10,837,810)	(25.6)%
Selling, general & administrative	39,492,132	11.6%	49,554,126	11.0%	(10,061,994)	(20.3)%
Depreciation	8,283,982	2.4%	7,465,095	1.7%	818,887	11.0%
Total operating expenses	79,285,190	23.3%	99,366,107	22.1%	(20,080,917)	(20.2)%
Loss from operations	(15,609,081)	(4.6)%	(9,143,418)	2.0%	(66,472,663)	(70.8)%
Change in fair value of warrants	(248,000)	(0.1)%	-	0.0%	(248,000)
Interest expense	240,282	0.1%	7,172	0.0%	233,110	3250.3%
Loss before income tax	(15,601,363)	(4.6)%	(9,143,590)	2.0%	(6,457,773)	70.6%
Income tax (benefit)	2,322,517	0.7%	(1,180,790)	0.2%	3,503,307	296.7%
Net loss	$(17,923,880)	(5.3)%	$(7,962,800)	(1.8)%	$(9,961,080)	(125.1)%

Revenue

Revenue decreased $108.1 million, or 24.1%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily attributable a decrease in site traffic of 9.1% offset by increases in the conversion rate of 24.3% and in the average order value of 12.5% all of which led to a decrease in orders.

Supply chain disruptions adversely impacted our sales for the year. Cancellations of sales orders increased to 10.3% for the year ended December 31, 2022 compared to 10.9% for the year ended December 31, 2021. The increase in cancellation rates resulted in $15 million more in cancellations in 2021 and $10 million more in cancellations in 2022 compared to 2021.

The increase in the site conversion rate was primarily attributable to search engine bidding automation and optimization, continuous customer experience enhancements and pricing initiatives, product cultivation, and continued e-commerce adoption. The increase in the average order value was primarily attributable to increases in the average number of items per order, changes in the mix of categories of items sold and inflation.

Cost of Goods Sold

Cost of goods sold is composed of product cost, the associated fulfillment and handling costs charged by vendors, if any, and shipping costs. In the year ended December 31, 2022, cost of goods sold decreased by $81.5 million, or 22.7%, compared to the year ended December 31, 2021. This decrease in cost of goods sold was primarily driven by a decrease in the number of orders or products sold, partially offset by increases in cost of product and shipping costs. Included in cost of goods sold for the year ended December 31, 2022 is $3.9 million related to vendor credits that may not be recoverable.

For the year ended December 31, 2022, cost of goods sold was 81.3% of revenue, compared to 79.9% revenue for the year ended December 31, 2021. The 0.4% increase in cost of goods sold as a percentage of revenue was primarily attributable to trailing supply chain disruptions associated with the COVID-19 pandemic. During the year ended December 31, 2022, we had to source some products from alternate vendors that had higher price points due to product price inflation and higher shipping costs, which higher prices were not passed on to the customer entirely. We have now begun to pass a portion of the increased costs through to our customers, while balancing the need to maintain price competitiveness. Management only expects these cost pressures to materially ease when the COVID-19 pandemic and related containment measures abate, which cannot be currently predicted with any certainty.

Gross Profit and Gross Margin

Gross profit decreased $26.5 million, or 29.4%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily attributable to the 24.1% decrease in revenue in the year ended December 31, 2022 due to supply chain interruptions and vendor related constraints in the second half of the year, partially offset by the increase in cost of goods sold due primarily a slight increase costs and trailing supply chain disruptions associated with the COVID-19 pandemic in the first half of the year, and the $3.9 million charge related to vendor credits discussed above.

Gross margin of 18.7% for the year ended December 31, 2022, was lower than the gross margin of 20.1% for the year ended December 31, 2021, primarily attributable to increases in product and shipping costs associated with ongoing supply chain disruptions as discussed above and the $3.9 million charge discussed above.

Operating Expenses

Advertising expenses decreased $10.8 million, or 25.6%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease in advertising costs was primarily attributable a decrease in average cost-per-click, a change in the mix of advertising channels used and a downturn in economic conditions. Management believes investment in advertisement is one of the key drivers of revenue and its efficiency is measured by management in terms of revenue per advertisement dollar spent.

Decreases in overall available searches and increasing competition, coupled with additional campaigns that were transitioned to automated bidding from manual bidding, led to lower costs-per-click for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

The consequent higher advertising cost was partly offset by an increase in the site conversion rate and the average order value. Management continues to take steps to diversify advertising in new channels, such as paid social and customer retention programs to drive growth.

Selling, general and administrative (“SG&A”) expenses decreased $10.1 million, or 20.3%, compared to the year ended December 31, 2021. This decrease was primarily attributable to a decrease in of $2.5 million in merchant processing costs, $2.4 million in share-based compensation, $1.7 million in direct support costs, $1.2 million in in payroll in line with the increase in revenue.

Depreciation expense increased $0.8 million or 11 % for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Interest Expense

Interest expense was $240,282, an increase of $2333,110 for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Income Tax Expenses

Income tax expense increased by $3.5 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. For the year ended December 31, 2022, the effective income (benefit) tax rate was (20.4)% compared to 12.91% for the year ended December 31, 2021. The change in rate was primarily attributable to changes in valuation allowance, state taxes and the incurrence of expenses that are not deductible for income tax purposes.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

This prospectus includes non-GAAP financial measures that differ from financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures may not be comparable to similar measures reported by other companies and should be considered in addition to, and not as a substitute for, or superior to, other measures prepared in accordance with GAAP. Management uses non-GAAP financial measures internally to evaluate the performance of the business. Additionally, management believes certain non-GAAP measures provide meaningful incremental information to investors to consider when evaluating the performance of the Company.

To this end, we provide EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA consists of net income (loss) plus (a) interest expense; (b) income tax provision (or less benefit); and (c) depreciation expense. Adjusted EBITDA consists of EBITDA plus costs, fees, expenses, write-offs, and other items that do not impact the fundamentals of our operations, as described further below following the reconciliation of these metrics. Management believes these non-GAAP measures provide useful information to investors in their assessment of the performance of our business. The exclusion of certain expenses in calculating EBITDA and Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis as these costs may vary independent of business performance. Accordingly, we believe that EBITDA and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	Although depreciation is a non-cash charge, the assets being depreciated may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

●	EBITDA and Adjusted EBITDA do not reflect changes in our working capital;

●	EBITDA and Adjusted EBITDA do not reflect income tax payments that may represent a reduction in cash available to us;

●	EBITDA and Adjusted EBITDA do not reflect depreciation and interest expenses associated with the lease financing obligations; and

●	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

The following table reflects the reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for each of the periods indicated.

	Three months ended March 31,
	2023	2022
Net loss	$(6,479,783)	$(3,953,187)
Interest expense	416,305	-
Income tax benefit	-	(881,066)
Depreciation	1,998,916	1,954,462
EBITDA	(4,064,562)	(2,879,791)
Stock compensation expense included in statement of operations	655,587	867,370
Legal & settlement expenses (1)	-	311,998
Adjusted EBITDA Total	$(3,408,975)	$(1,700,423)
% of net revenue	(21.0)%	(1.8)%

(1)	Represents legal and settlement expenses related to significant matters that do not impact the fundamentals of our operations, pertaining to: (a) causes of action between certain of the Company’s shareholders and which involves claims directly against the Company seeking the fulfillment of alleged indemnification obligations with respect to these matters, and (ii) trademark and IP protection cases. We are involved in routine IP litigation, commercial litigation, and other various litigation matters. We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information. Litigation matters can vary in their characteristics, frequency, and significance to our operating results.

Net loss increased by $2.5 million for the three months ended March 31, 2023, as compared to the same prior year period, primarily driven by a decrease in gross profit of $15.1 million partially offset by a decrease in operating expenses of $14.2 million, The year-over-year decrease in Adjusted EBITDA for the three months ended March 31, 2023, as compared to the same prior year period, was primarily attributable to an increase in net loss, interest of $0.4 million partially offset by a decrease in non-cash stock compensation expense, as noted in the reconciliation table above.

	Years ended December 31,
	2022	2021
Net income (loss)	$(17,923,880)	$(7,962,800)
Change in fair value of warrants	(248,000)	-
Interest expense	240,282	7,172
Income tax (benefit)	2,322,517	(1,180,790)
Depreciation	8,283,982	7,465,095
EBITDA	(7,325,099)	(1,671,323)
Stock compensation expense	2,444,246	4,852,985
Legal and settlement expenses (1)	761,587	1,150,247
	$(4,119,266)	$4,331,909
As % of revenues	(1.21)%	0.97%

(1)	Represents legal and settlement expenses and gains related to significant matters that do not impact the fundamentals of our operations, pertaining to: (i) causes of action between certain of the Company’s shareholders and which involves claims directly against the Company seeking the fulfillment of alleged indemnification obligations with respect to these matters, and (ii) trademark and IP protection cases. We are involved in routine IP litigation, commercial litigation, and other various litigation matters. We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information. Litigation matters can vary in their characteristics, frequency, and significance to our operating results.

Net loss increased by $10.0 million to a net loss of $17.9 million by a decrease in revenues offset by decreases in advertising costs, non-cash stock compensation expense and public company operating expenses, as discussed above. The year-over-year decrease in Adjusted EBITDA for the year ended December 31, 2022, was attributable to the increase in net loss, partially offset by a decrease in stock-based compensation.

Free Cash Flow

To provide investors with additional information regarding our financial results, we have also disclosed free cash flow, a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less capital expenditures (which consist of purchases of property and equipment and website and software development costs). We have provided a reconciliation below of free cash flow to net cash provided by (used in) operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow in this prospectus because it is an important indicator of our liquidity as it measures the amount of cash we generate. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

Free cash flow has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash provided by (used in) operating activities, capital expenditures and our other GAAP results.

The following table presents a reconciliation of net cash (used in) provided by operating activities to free cash flow for each of the periods indicated.

	Three months ended March 31,
	2023	2022
Net cash used in operating activities	$(3,607,362)	$(5,521,565)
Purchase of property and equipment	-	(16,200)
Website and software development costs	(881,643)	(1,837,962)
Free cash flow	$(4,489,005)	$(7,375,727)

	Years ended December 31,
	2022	2021
Net cash (used in) / provided by operating activities	$(18,494,903)	$8,620,390
Purchase of property and equipment	(94,195)	(324,025)
Purchase of intangible assets	-	(25,214)
Proceeds from sale of fixed assets	90,250	-
Website and software development costs	(5,704,021)	(7,250,921)

Free Cash Flow	$(24,202,869)	$1,020,230

Liquidity and Capital Resources for the Three Months Ended March 31, 2023 and 2022

The Company’s cash was $0.5 million as of March 31, 2023. We have operated with a negative working capital model since our inception. The Company has a working capital deficiency of approximately $45.9 million as of March 31, 2023. We continue to face macro-economic headwinds, liquidity issues and the resulting declining revenue and profitability, which increased the working capital deficit in the current year, and resulted in the use of approximately $3.6 million in cash from operating activities, of which $0.5 million was attributable to changes in working capital during the quarter ended March 31, 2023. With this, substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of these unaudited condensed consolidated financial statements.

To address liquidity concerns, the Company is pursuing additional financing and continues to restructure and optimize its operations including moderating capital investments, improving gross margin, reducing expenses, and renegotiating vendor payment terms. The Company also believes that the newly negotiated shipping contract will lead to a substantial reduction in our shipping costs which began early November 2022. This will enable the Company to increase revenue and improve profitability. In addition, the Company obtained $5 million of net funding to address its liquidity needs of which $2.0 million was repaid in February 2023. Shortly thereafter, additional financing was obtained for $2.9 million from the sale and issuance of convertible notes and warrants on March 6, 2023.

Our ability to meet our obligations as they become due is dependent upon the degree of the success of our plans. Our ability to meet our obligations as they become due is dependent upon increased and stabilized revenue and profitability and additional funding. The Company believes that the operational adjustments that have been implemented, and the funds raised, will improve the financial position.

See “Risk Factors” for a discussion of the factors that may impact our ability to maintain adequate liquidity, included elsewhere in this prospectus.

Cash Flow Summary

The change in cash and cash equivalents was as follows:

	Three months ended March 31,
	2023	2022
Net cash used in operating activities	$(3,607,362)	$(5,521,565)
Net cash used in investing activities	(631,643)	(1,854,162)
Net cash provided by financing activities	900,000	-
Net change in cash	$(3,339,005)	$(7,375,727)

Cash Flows from Operating Activities

The net cash used in operating activities consists of net loss, adjustments for certain non-cash items, including depreciation, and the effect of changes in working capital and other activities. Operating cash flows can be volatile and are sensitive to many factors, including changes in working capital and our net income (loss). We have a negative working capital model where current liabilities exceed current assets. Any profitable growth in revenue results in incremental cash for the Company. We receive funds when customers place orders on the website, while accounts payable are paid over a period. Vendor terms range on average from one week to eight weeks.

Net cash used in operating activities in the three months ended March 31, 2023, was $3.6 million, and was driven primarily by the impact of a net loss of $6.5 million, and a negative net change in operating assets and liabilities of $0.5 primarily comprising of a decrease in customer deposits, which was partially offset by non-cash depreciation and amortization expense of $2.2 million.

Net cash used in operating activities in the three months ended March 31, 2022, was $5.5 million, and was driven primarily by the impact of a net loss of $4.0 million, and a negative net change in operating assets and liabilities of $3.8 million primarily comprising of a decrease in accounts payables, which was partially offset by non-cash depreciation and amortization expenses of $2.2 million and other non-cash charges of $1.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $0.6 million for the three months ended March 31, 2023, compared to $1.9 million for the three months ended March 31, 2022, which primarily consisted of website and software development costs in both periods. The current year amount was partially offset by the proceeds from the sale of the Onyx.com domain name. Cash used in investing activities varies depending on the timing of technology and product development cycles.

Cash Flows from Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2023, was $900,000, compared to $0 in the three months ended March 31, 2022, due to borrowings from the issuance of convertible notes of $2,900,000 offset by the principal payment of $2.0 million related to JGB notes payable.

Future Cash Requirements

Operating Leases

The Company has several non-cancelable lease arrangements for office spaces and an equipment lease that expire at various dates through 2025. Rental expense for operating leases was $98,427 for the three months ended March 31, 2023.

Future minimum lease payments under non-cancelable operating leases as of March 31, 2023, are as follows:

April 1, 2023, to March 31, 2024	$445,381
April 1, 2024 to September 30, 2025	474,298
Total future minimum lease payments	$919,679

Warrants

In connection with the entry into the Loan Agreement, with respect to the Initial Term Loan Advance, the Company issued the Lender a warrant (the “Warrant”) to purchase 1,000,000 shares (the “Warrant Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”). Should the Company seek and obtain the Second Loan Term Advance in accordance with the terms of the Loan Agreement, the Company will issue another Warrant to the Lender to purchase an additional 1,000,000 shares of the Company’s Common Stock on the same terms and conditions as the Warrant issued with respect to the Initial Term Loan Advance.

The Company received funding of $5,000,000 in cash on October 21, 2022. The warrant was valued at $799,000 at issuance using the Black-Scholes model. The Company paid approximately $0.2 million in costs in connection with the loan. The loan calls for thirty monthly payments of $183,333 beginning April 30, 2023, with the last payment due on September 30, 2025. On February 22, 2023 the Company and the Agent executed an amendment to the Loan Agreement (the “Amendment”), which, among other things, the Company agreed to repay the principal amount of the term loan to the Agent in the following installments: (A) $2 million on February 23, 2023, (B) $1 million on August 22, 2023 and (C) the entire remaining principal balance and all accrued but unpaid interest which remained at the original loan rate of 8.0% (including the Original Issue Discount, as defined in the Amendment) on August 22, 2024.

In addition, the Company issued Convertible Notes on March 6, 2023 for $2.9 million and the Company issued the investors warrants to purchase 580,000 shares of common stock. These warrants were valued at approximately $158,000 at issuance using the Black-Sholes model.

The Company continues to evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, obtain finance and operating lease arrangements, and/or enter into financing obligations for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, capital infrastructure, and technologies, which might affect our liquidity requirements or cause us to secure additional financing, or issue additional equity or debt securities. There can be no assurance that additional credit lines or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

Capital expenditures consist primarily of website and software development, and the amount and timing thereof vary depending on the timing of technology and product development cycles.

Dividends

The Company has never paid dividends on any of our capital stock and currently intends to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant.

Cash Taxes

The Company paid $0.0 in taxes in cash for the three months ended March 31, 2023, and $0.0 for the three months ended March 31, 2022. As of December 31, 2022, the Company had $17,034,462 in federal net operating losses (“NOL”), all remaining from 2019 and onwards and accordingly may be available to offset future taxable income indefinitely. However, the NOL’s are subject to an 80% taxable income limitation for all periods after January 1, 2021. The Company does not currently anticipate any significant increase or decrease in the total amount of unrecognized tax benefits within the next twelve months.

Liquidity and Capital Resources for the Years Ended December 31, 2022 and 2021

The Company’s cash was $3.8 million and $23.2 million as of December 31, 2022 and 2021, respectively. We have operated with a negative working capital model since our inception. The Company has a working capital deficiency of approximately $41.6 million. We continue to face macro-economic headwinds, liquidity issues and the resulting declining revenue and profitability, which substantially decreased the negative working capital, and resulted in the use of approximately $18.5 million in cash from operating activities, of which $14.3million was attributable to changes in working capital during the year ended December 31, 2022. With this, substantial doubt exists about the Company’s ability to continue as going concern within one year after the filing of its Annual Report on Form 10-K for the year ended December 31, 2022.

To address liquidity concerns, the Company continues to restructure and optimize its operations including moderating capital investments, improving gross margin, reducing expenses, and renegotiating vendor payment terms. The Company also believes that the newly negotiated shipping contract will lead to a substantial reduction in our shipping costs which began early November 2022. This will enable the Company to increase revenue and improve profitability. In addition, the Company obtained $5 million of net funding to address its liquidity needs. For more information, please see “Note 14 - Subsequent Events.”

Our ability to meet our obligations as they become due is dependent upon the degree of the success of our plans. Our ability to meet our obligations as they become due is dependent upon increased and stabilized revenue and profitability and additional funding. The Company believes that the operational adjustments that have been implemented, and the funds raised will improve the financial position and allow the Company to continue operations for the next 12 months.

However, any projections of future cash needs and cash flows are subject to uncertainty. See “Risk Factors” included elsewhere in this prospectus for a discussion of the factors that may impact our ability to maintain adequate liquidity.

Cash Flow Summary

The change in cash and cash equivalents is as follows:

	Years ended December 31,
	2022	2021
Net cash (used in) / provided by operating activities	$(18,494,903)	$8,620,390
Net cash used in investing activities	(5,707,966)	(7,600,160)
Net cash provided by / (used in) financing activities	4,795,906	(19,706)
Net change in cash	$(19,406,963)	$1,000,524

Our principal sources of liquidity are cash flows generated from operations, particularly negative working capital.

Cash Flows from Operating Activities

The net cash provided by operating activities consist of our net loss, adjusted for certain non-cash items, including depreciation, and share based compensation expense, as well as the effect of changes in working capital and other activities. Operating cash flows can be volatile and are sensitive to many factors, including changes in working capital and our net loss. The Company has a negative working capital model (current liabilities exceed current assets). Any profitable growth in revenue results in incremental cash for the Company, where funds are received when customers place orders on the website, while accounts payable are paid over a period, based on vendor terms, which range on average from one week to eight weeks or more.

Cash used in operating activities in the year ended December 31, 2022 was $18.5 million and was driven primarily by net loss of $17.9 million, changes in operating assets and liabilities of $14.3 million and partially offset by the impact of the impact of non-cash depreciation and amortization expense of $8.3 million and share based compensation of $2.4 million.

Cash provided by operating activities in the year ended December 31, 2021 was $8.6 million and was driven primarily by the impact of non-cash depreciation and amortization expense of $7.5 million, cash provided by changes in operating assets and liabilities of $5.5 million, and share based compensation expense of $4.8 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $5.7 million and $7.6 million, respectively, for the years ended December 31, 2022 and 2021, consisting primarily of website and software development costs in both years. Cash used in investing activities varies depending on the timing of technology and product development cycles.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022, was $4.8 million, compared to cash used of $0.02 million for the year ended December 31, 2021. The increase was primarily related to net borrowings of $4.8 million.

Future Cash Requirements

Operating Leases

The Company has several non-cancelable operating leases for facilities and vehicles that expire over the next four years. Rental expense for operating leases was $861,362 and $1,207,969 for the years ended December 31, 2022 and 2021, respectively. Future minimum lease payments under non-cancelable operating leases as of December 31, 2022 are as follows:

Year ending December 31,
2023	753,871
2024	276,358
2025	177,939
$1,208,168

Debt and Capital Structure Activity

The Company had no borrowings until October 21, 2022, where the Company executed a Loan and Security Agreement (“Loan Agreement”) with JGB Collateral, LLC (“Administrative Agent” or “JGB”). The Loan Agreement provided for term loans in an aggregate principal amount of up to $11.0 million under two tranches. The tranches consist of (i) a first tranche consisting of term a loan in the aggregate principal amount of $5.5 million, of which the entire amount was funded to the Company at closing (the “Initial Term Loan Advance”); and (ii) a second tranche consists of a term loan in the aggregate principal amount of an additional $5.5 million, which may be funded to the Company by the Lender at its sole and absolute discretion (subject to the terms and conditions of the Loan Agreement) until the date that is six months after the closing date (the “Second Term Loan Advance” and together with the Initial Term Loan Advance, the “Term Loan Advances”). The Initial Term Loan Advance was issued with an original issue discount of $500,000. On February 22, 2023, the Company and JGB executed an amendment to the Loan Agreement. See “Note 14 - Subsequent Events” for more information.

As collateral for the obligations, the Company has granted to the Lender a senior security interest in all of Company’s right, title, and interest in, to and under all of Company’s property.

Warrants

In connection with the entry into the Loan Agreement, with respect to the Initial Term Loan Advance, the Company issued the Lender a warrant (the “Warrant”) to purchase 1,000,000 shares (the “Warrant Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”). Should the Company seek and obtain the Second Loan Term Advance in accordance with the terms of the Loan Agreement, the Company will issue another Warrant to the Lender to purchase an additional 1,000,000 shares of the Company’s Common Stock on the same terms and conditions as the Warrant issued with respect to the Initial Term Loan Advance.

The Company received funding of $5,000,000 in cash on October 21, 2022. The warrant was valued at $799,000 using the Black-Scholes model. The Company paid approximately $0.2 million in costs in connection with the loan. The loan calls for thirty monthly payments of $183,333 beginning April 30, 2023 with the last payment due on September 30, 2025.

In December 2022, the Company notified the lenders that it was in violation of its revenue covenant as it did not meet certain revenue threshold. In January 2023, the lenders granted forbearance to the Company in connection with these covenant violations through April 30, 2023. As a result, the Company paid $50,000 to the lenders in exchange for issuing the forbearance.

The Company continues to evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, obtain finance and operating lease arrangements, and/or enter into financing obligations for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, capital infrastructure, and technologies, which might affect our liquidity requirements or cause us to secure additional financing, or issue additional equity or debt securities. There can be no assurance that additional credit lines or financing instruments will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

Capital expenditures consists primarily of website and software development, and the amount and timing thereof vary depending on the timing of technology and product development cycles.

Dividends

The Company has never paid dividends on any of our capital stock and currently intends to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of the Board and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that the Board may deem relevant.

Cash Taxes

Taxes paid in cash in the year ended December 31, 2022 were $5,000 and $7,209 during the year ended December 31, 2021. As of December 31, 2022, the Company had $17,034,462 in federal and $737,640 in state net operating losses (“NOLs”), all remaining from 2019 and onward and accordingly available to offset future taxable income indefinitely. However, the NOLs are subject to an 80% of taxable income limitation for all periods after January 1, 2021. The Company does not currently anticipate any significant increase or decrease of the total amount of unrecognized tax benefits within the next twelve months.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operation of the registrant. These items require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing our consolidated financial statements in accordance with GAAP, management has made estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

In preparing these condensed consolidated financial statements, management has utilized available information, including our history, industry standards and the current and projected economic environments, among other factors, in forming its estimates, assumptions and judgments, considering materiality. Because the use of estimates is inherent in GAAP, actual results could differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses.

A summary of the accounting estimates that management believes are critical to the preparation of our condensed consolidated financial statements is set forth below. See Note 2 of the Notes to Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021 included in this prospectus for our other significant accounting policies and accounting pronouncements that may impact the Company’s consolidated financial position, earnings, cash flows or disclosures.

Revenue Recognition

Our revenue recognition is impacted by estimates of unshipped and undelivered orders at the end of the applicable reporting period. As we ship a large volume of packages through multiple carriers, actual delivery dates may not always be available, and as such we estimate delivery dates based on historical data. If actual unshipped and undelivered orders are not consistent with our estimates, the impact on our revenue for the applicable reporting period could be material. Unshipped and undelivered orders as of March 31, 2023, and December 31, 2022, were $1.2 million and $3.1 million, respectively, which are reflected as customer deposits on our condensed consolidated balance sheets.

The outstanding days from the order date of our unshipped and undelivered orders were, on average, estimated at 9.6 days as of March 31, 2023, based on our actual determination of 9.6 days as of October 31, 2022.

Sales discounts earned by customers at the time of purchase and taxes collected from customers, which are remitted to governmental authorities, are deducted from gross revenue in determining net revenue. Allowances for sales returns are estimated and recorded based on historical experience and reduce product revenue, inclusive of shipping fees, by expected product returns.

If actual sales returns are not consistent with our estimates, or if we have to make adjustments, we may incur future losses or gains that could be material.

Adjustments to our estimated net allowances for sales returns over the three months ended March 31, 2023, and 2022 were as follows:

	Three months ended March 31,
	2023	2022
Balance at beginning of period	$549,250	$738,465
Adjustment	661,442	145,188
Balance at closing of period	$1,210,692	$883,653

Adjustments to our estimated net allowances for sales returns over the years ended December 31, 2022 and 2021 were as follows:

Year Ended December 31,	Balance at Beginning of Period	Adjustments	Balance at Close of Period
2022	$738,465	$(189,215)	$549,250
2021	$1,062,077	$(323,612)	$738,465

Website and Software Development

We capitalize certain costs associated with website and software development (technology platform including the product catalog) for internal use in accordance with Accounting Standards Codification (“ASC”) 350-50, Intangibles — Goodwill and Other — Website Development Costs, and ASC 350-40, Intangibles — Goodwill and Other — Internal Use Software, when both the preliminary project design and the testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts related to website and software development such as contractors’ fees, payroll and payroll-related costs for employees who are directly associated with and who devote time to our internal-use software. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. Capitalized costs are amortized over a three-year period commencing on the date that the specific module or platform is placed in service. Costs incurred during the preliminary stages of development and ongoing maintenance costs are expensed as incurred. Determinations as to when a project is substantially complete and what constitutes ongoing maintenance require judgments and estimates by management. We periodically review the carrying values of capitalized costs and make judgments as to ultimate realization.

The amount of capitalized software costs for the three months ended March 31, 2023, and 2022 were as follows:

Three months ended March 31,	Capitalized Software
2022	$1,837,962
2023	$881,643

The amount of capitalized software costs for the years ended December 31, 2022 and 2021 was as follows:

Year Ended December 31,	Capitalized Software
2022	$5,704,021
2021	$7,250,921

Stock-Based Compensation

Compensation expense related to stock option awards and restricted stock units granted to certain employees, directors and consultants is based on the fair value of the awards on the grant date. If the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date is based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on fair value at the grant date rather than the fair value previously used at the service inception date or any subsequent reporting date. Forfeitures are recorded as they occur. The Company recognizes compensation cost related to time-vested options and restricted stock units with graded vesting features on a straight-line basis over the requisite service period. Compensation cost related to performance-vesting options and performance-based units, where a performance condition or a market condition that affects vesting exists, is recognized over the shortest of the explicit, implicit, or defined service periods. Compensation cost is adjusted depending on whether the performance condition is achieved. If the achievement of the performance condition is probable or becomes probable, the full fair value of the award is recognized. If the achievement of the performance condition is not probable or ceases to be probable, then no compensation cost is recognized or amounts previously recognized are reversed.

Changes in expectations and outcomes different from estimates (such as the achievement or non- achievement of performance conditions) may cause a significant adjustment to earnings in a reporting period as timing and amount of expense recognition is highly dependent on management’s estimate.

Deferred Tax Assets

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates for years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced by the amount of any tax benefit that, based on available evidence, is not expected to be realized, and a corresponding allowance is established. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Company’s various income tax returns for the reporting year.

Allowance for Credit Losses

Accounts receivable balances include amounts due from customers. The Company periodically reviews its accounts receivable balances to determine whether an allowance for credit losses is necessary based on an analysis of past due accounts, historical occurrences of credit losses, existing economic conditions, and other circumstances that may indicate that the realization of an account is in doubt. As of March 31, 2023, and December 31, 2022, the Company determined that an allowance for credit losses was not necessary. As circumstances change, it could result in material adjustments to the allowance for credit losses.

Warrants

The warrants liability balance includes the values of warrants issued in connection with issuance of convertible debt issued by the Company. The Company periodically reviews the values of these warrants based on the historical and future values of the Company’s stock, it’s volatility and the risk-free rate using the Black-Scholes model. As of March 31, 2023 and December 31, 2022 the liability was $153,000 and $551,000. A change in any or all of the aforementioned factors over time could result in a material adjustment to this liability.

Recent Accounting Pronouncements

See Note 2 of the Notes to the Condensed Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this prospectus for information on how recent accounting pronouncements have affected or may affect our financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

PARTS iD is not a party to any off-balance sheet arrangements.

BUSINESS

The following discussion reflects, and “we,” “us,” “our” the “Company” and “PARTS iD” generally refer to, the business of Onyx prior to giving effect to the Business Combination and PARTS iD, Inc. after giving effect to the Business Combination, as the context indicates, unless the context otherwise refers to Legacy.

Overview

PARTS iD, Inc. is a technology-driven, digital commerce company focused on creating custom infrastructure and unique user experiences within niche markets. The Company was founded in 2008 with a vision of creating a one-stop digital commerce destination for the automotive parts and accessories market. Management believes that the Company has since become a market leader and proven brand-builder, fueled by its commitment to delivering an engaging shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation.

At its core, the Company’s technology solution is a data and information platform that enables and facilitates a differentiated digital commerce experience within complex product markets, as opposed to a pure digital commerce or electronics retailer. The deep technology platform that we have built integrates software engineering with catalog management, data intelligence, mining and analytics, along with user interface development that utilizes distinctive rules-based parts fitment software capabilities. In order to handle the ever-growing need for accurate automotive product and parts data, the Company has utilized cutting-edge computational and software engineering techniques, including Bayesian classification, to enhance and improve data records and product information and also deliver an engaging user experience. The technology platform also offers the Company fungibility, which was demonstrated by the fact that it was able to launch seven additional verticals in August 2018.

Through the journey of building a comprehensive and complex product portfolio with approximately 18 million SKUs, as well as building an end-to-end digital commerce platform, the Company has developed a platform for both digital commerce and fulfillment, relying on insights gleaned from over 14 billion data points related to vehicle parts, a virtual shipping network comprising over 2,500 locations, over 5,000 active brands, and machine-learning algorithms for complex fitment industries such as vehicle parts and accessories.

While the Company’s platform has been initially focused on automotive parts and accessories, management believes the Company’s platform is scalable and can be applied to other complex, multi-dimensional fitment, product portfolio industries, in addition to the seven parts and accessories verticals - semi-truck, motorcycle, powersports, RV/camper, boating, recreation and tools - that we launched in August 2018.

The Company has positioned these verticals under its existing “iD” brand and believes this will drive brand loyalty among customers and reputation among vendors, ultimately increasing online traffic, brand visibility, and customer orders for adjacent markets. The Company has since experienced growth in revenue related to the additional verticals, our original equipment (“OE”) business, and our repair parts business.

Customer service is a key aspect of the experience the Company offers to its customers throughout their buying journey. The Company has specialized customer support teams which assist customers in navigating through the platform, addressing any technical questions, order tracking and completing the order.

Digital Commerce Platform

The Company’s digital commerce platform was developed in-house from inception as a solution for industries with data limitations and parts fitment complexities, all while making processes simpler and more efficient. A core differentiator of the Company’s digital commerce platform is its purpose-built and proprietary data catalog developed over more than a decade by collecting, analyzing and refining data regarding original equipment manufacturer, or OEM, vehicles and aftermarket products and customer feedback to define a universe of accurate Year-Make-Model, or YMM, values. Management believes this functionality creates a unique user experience path that drives purchase intelligence and increases consumer confidence and trust.

The Company’s in-house data catalog houses over 14 billion data points for automobiles and the Company’s other seven verticals. This data catalog is designed to tie vehicles with parts that fit their specific YMM, including the variations of sub-model, engine size, transmission type and drivetrain type, as well as to recommend complementary products, such as tools required to install purchased parts and accessories. To build its catalog, the Company aggregates data from multiple sources, cross-pollinates this data to address any gaps in data sets, enriches the catalog using its proprietary internal data, then applies artificial intelligence to make further improvements. Through this process, the Company’s data catalog can: (i) determine the exact parts fitment for a product by its parameters, even if certain fitment details are originally missing in manufacturers’ data feeds; and (ii) rapidly incorporate new SKUs as they become available. Because its data catalog is continually expanding with each customer interaction, the Company also can offer better purchase recommendations, increase up-sell opportunities, improve the efficiency of its fulfillment operations, and lower errors and mistakes in orders. These economic and commercial advantages result in a fly-wheel effect that increases operating leverage and momentum. Because the cost of operating the Company’s data catalog is largely fixed, the Company has been able to expand its customer offerings into adjacent categories at relatively low incremental costs. The Company’s in-house catalog and deep understanding of fitment data helps offer a personalized and tailored experience to its diverse customer base of DIY, DIFM and PRO (mechanics) customers. The Company is committed to providing an enhanced customer experience and becoming a one-stop shop and seamless solution for all vehicle enthusiast needs.

Product Vendors

The Company provides its product vendors with access to its large customer base and e-commerce market. The Company’s 1000+ product vendors can leverage the Company’s disruptive technology, enhanced fitment data, deep understanding of the market and large customer database to sell and position their innovative product catalog instantly. Product vendors can benefit from the Company’s engaging shopping experience, advanced 3D imagery, in-depth product description, reviews, installation guides and other tailored content offered by the Company’s platform, complemented by specialized customer service.

Fulfillment Operations

The Company’s virtual, proprietary, and capital-efficient fulfillment model manages its sales volume while carrying minimal inventory, which is primarily associated with its private label products. The Company’s platform, which incorporates live or frequently updated inventory feeds from our product vendors, provides stock-on-hand for approximately 18 million products across over 5,000 active brands. The Company’s fulfillment model decides which product vendor to source from while the sale is made based on a proprietary algorithm, which incorporates factors such as availability of inventory, customer proximity, shipping cost and profitability. This decentralized, data-driven approach allows the Company to increase delivery speed through more than 2,500 shipping points from its U.S. vendor network.

Products

The Company primarily sells automotive parts and accessories, including a wide range of goods from automobile accessories, wheels and tires, performance parts, lighting, and repair parts. In addition, the Company launched seven new verticals in August 2018 and in 2022 the value of the orders received from these verticals was approximately 9.0% of the Company’s total order value. These seven verticals offer parts and accessories for semi-trucks, motorcycles, powersports (including ATVs, snowmobiles, and personal watercraft), RVs/campers, boats, recreation (including outdoor sports and camping gear) and tools using the same proprietary platform.

The Company primarily sources its products from industry leading brands and product vendors located in the U.S., except that its private label products are largely sourced from foreign product vendors. Regarding sales of products sourced from our product vendors, no single product vendor accounted for more than 10% of the Company’s total revenue for the year ended December 31, 2022. The Company’s inventory on hand, which largely relates to private label products, was approximately $2.5 million as of December 31, 2022 and $5.8 million in value as of December 31, 2021. As of December 31, 2022 and 2021, the sale value of customers’ unshipped and undelivered orders were $3.1 million and $15.5 million, respectively.

Private Label Product. The Company’s private label business uses proprietary data to identify, import and sell higher margin products that are in demand on its platform. Management believes that by selecting and pairing a superior import product with its purpose-built and proprietary data catalog, consumers are provided the option to purchase a high-quality product at a reasonable cost. Private label revenue was less than 10% of the Company’s total revenue for the year ended December 31, 2022.

Branded Product. The Company has developed and implemented application-programming interfaces with the majority of its drop-ship product vendors that allow it to electronically transmit orders, check inventory availability, and receive the shipment tracking information and share it with its customers. These processes allow the Company to offer over 5,000 brands on an inventory-free basis, thereby reducing carrying costs and improving margins.

Industry and Market Opportunity

The Company’s management believes the U.S. aftermarket automotive market is massive, fragmented, and ripe for disruption as overall consumer preferences are increasingly shifting to online transactions. Although the ultimate impacts of the COVID-19 pandemic remain uncertain and consumer demand for automobile parts and accessories may be impacted in a recessionary environment. The auto aftermarket continues to have an upward trend despite economic pressures of inflation.

According to Hedges & Company, the light duty auto parts industry is projected to be $374 billion in 2023, which includes parts and service. The entire automotive aftermarket/auto care industry, including medium and heavy-duty parts and services, is projected to be $497 billion in 2023.

The outlook is mixed per Market Research SEMA Future Trends 2023 Report (the “SEMA Report”) issued in January 2023. In 2021, demand for specialty-aftermarket parts was strong, with some companies recording their best sales ever. Retail sales hit a record high of $50.9 billion, over 6% from 2020. This was despite looming challenges on the horizon which materialized more in 2022, such as rising inflation and supply-chain challenges-both of which led to lower inventories and higher prices. Additionally, consumers had more options to spend their money on, as most sectors of the economy that closed during the pandemic were open once again. The SEMA Report projected that sales growth slowed in 2022 to around 2%. Looking forward, we expect both prices and supply-chain issues should normalize. Slow vehicle sales will likely push consumers to hold onto their vehicles longer and purchase more aftermarket parts. As a result, unless economic conditions change significantly, the industry is expected to return to normal growth levels of 3% to 4% in 2023 and beyond depending on what happens to the economy over the coming year and how will affect consumer spending. Economic slowing towards the end of 2023 is projected and potentially a recession as the Federal Reserve attempts to combat inflation. However, if the recession is deeper and more severe, then projections for the industry as well as other sectors will end up being more pessimistic. However, we believe the industry remains optimistic about the near future.

The SEMA Report also stated that despite increasing inventory levels, the average price for new vehicles continues to grow. The average transaction price, without applied consumer incentives, hit $49,507 in December 2022-the highest price on record. Ultimately, these prices as well as increasing interest rates are putting downward pressure on sales for dealers and automakers across the country. However, interest rates are likely to remain high for a while as the Federal Reserve tries to lower inflation. The average interest rate for a new vehicle was 5.16%. This, along with the fact that model availability is still limited make it difficult for consumers to purchase new right now. Like the market for new vehicles, used-vehicle sales are also down. Sales for 2022 are projected to have finished more than 4 million units below their 2021 levels. Consumers keep their vehicles longer as they buy new vehicles less, which means less used inventory is available and puts upward pressure on prices. On top of this, interest rates for used vehicles on average are even higher than those for a new vehicle loan. As with new-vehicle sales, we project that it will take until 2025 for used-vehicle sales to return to their pre-pandemic levels of around 40 million units per year. Similar to new light vehicles in the United States, it’s expensive to buy a used vehicle as well. As of November 2022, the average price of a used vehicle was $27,143. On top of this, the average interest rate on a used-car loan is exceptionally high at 9.34% (December 2022), significantly higher than that for a new vehicle. These prices, along with diminished inventory, are helping to soften sales as well. Now that used-vehicle sales have cooled off, prices are expected to normalize and become less volatile over the next year or two. Off-road products and accessories are a significant segment for the specialty equipment industry, with most companies seeing a lot of opportunity. Pickups and SUVs (especially the Jeep Wrangler) are commonly accessorized for off-road applications. In fact, 62% of pickup owners buy off-road parts or take their vehicles off-road. Around 80% use their pickup for outdoor recreation uses. A relatively new trend in the specialty-equipment industry is overlanding. Off-roading and overlanding overlap a fair degree, but overlanding refers to a combination of remote travel, off-roading and camping. When it comes to our industry, overlanding products would include things like mounted tents. Overall, our industry sees opportunity in overlanding, but less than it does in the off-road segment.

Overlanding has garnered a lot of attention at the past few SEMA Shows. Based on Google search trends, overlanding as a segment is a relatively new concept that didn’t become common until the end of 2018 and spiked at the beginning of the pandemic. Additionally, it’s mainly popular with states that have a lot of off-roading opportunities, especially Utah, Idaho, Montana, Colorado and the Pacific Northwest. Also, sports cars are some of the most accessorized and enthusiast-owned vehicles on the road today. While produced at much lower numbers than typical passenger cars, their accessorizers tend to modify them at a much higher rate, installing more specialty aftermarket parts on them than other segments. The top sports cars for accessorization are often termed muscle cars (most of which are American brands). However, sport compact “tuner” cars are also popular, and include models from Asia and Europe. The industry continues to see significant opportunity for both the muscle car and tuner markets. Fresh models, such as the Nissan Z and Toyota GR Supra, offer exciting new platforms for accessorization and modification.

Many companies within the specialty-equipment industry also see opportunity in the racing parts market. In 2021, racing parts accounted for $7.79 billion in part sales. Now that the country has mostly moved on from the pandemic and racing has resumed full time, parts sales within this market are expected to grow.

After a turbulent few years for the racing industry due to the pandemic, racing is moving into 2023 with significant momentum, and the industry is optimistic for the future. In 2023, 93% of racing part manufacturers, retailers and distributors expect sales to stay the same or grow-with 55% expecting a sales increase. When it comes to racetracks, 95% expect to host at least the same number of races in 2023, with 34% expecting to host more.

In addition to passenger cars and light trucks, the specialty-equipment industry also sees opportunity in selling parts for other powersport and recreational vehicles-especially ATVs and UTVs. This opens potential cross-selling opportunities in addition to selling parts for their car or truck.

The Company has historically focused specialty automotive equipment market but is seeking to accelerate its growth through automotive repairs, targeted international expansion and the addition of new verticals. The Company’s other product verticals present an aggregate market opportunity expected to exceede $100 billion.

Market Size

(1)	2022 forecast published by Hedges Company based on Auto Care Association/AASA Channel Forecast Model; (2) 2021 SEMA Market Report. (3) Outdoor Industry Association, IBIS World, Global Market Insights, Technavio, Freedonia, National Marine Manufacturers Association

SEMA Future Trends January 2022 report

Marketing

Management believes its customers’ core need is to find the right parts that fit their vehicle at the best price and are delivered on time. Our marketing strategies are designed around customer acquisition and retention which includes paid and non-paid advertising. Our paid advertising primarily includes search engine marketing, display, paid social media, and paid partnerships. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing.

The Company currently drives traffic to its platform primarily with search engines; 72% of the Company’s traffic and 60% of its revenue in 2022 was acquired in this manner. Once on the platform, customers are presented with the Company’s proprietary marketing and product content that is created via in-house, multi-step image and video processing. Automated image refinement and the Company’s creative design team work to ensure consistency and quality across all content, including the product images presented to customers on the Company’s platform. Product pages on the Company’s platform present customers with multiple, customized product choices, plus cross-sell and up-sell opportunities, as well as training materials, product comparison information, installation instructions and customer reviews. Customers have the option to shop and explore on the Company’s platform in multiple ways, including by part number, brand or product category.

Competition

The parts and accessories industries in which the Company sells its products are competitive and fragmented, and products are distributed through multi-tiered and overlapping channels. The Company competes with both online and offline sellers that offer parts and accessories, repair parts and OEM parts to either the DIY or the DIFM consumer groups. Current or potential competitors include (i) online retailers, including both niche retailers of uncommon, highly specialized products and general retailers of a larger number of broadly available products; (ii) national parts retailers such as Advance Auto Parts, AutoZone, NAPA and O’Reilly Auto Parts; (iii) internet-based marketplaces such as Amazon.com and eBay.com; (iv) discount stores and mass merchandisers; (v) local independent retailers; (vi) wholesale parts distributors and (vii) manufacturers, product vendors and other distributors selling online directly to consumers. The Company faces significant competition from these and other retailers in the United States and abroad. Most of these competitors are, and will be, substantially larger than the Company, and have substantially greater resources and operating histories. There can be no assurance that the Company will be able to keep pace with the technological or product developments of its competitors. These companies also compete with the Company in recruiting and retaining highly qualified technical and professional personnel and consultants.

Competitive factors in the markets the Company serves include fitment data and related intelligence, technology, customer experience, customer service, range of product offerings, product availability, product quality, price and shipping speed. Management believes its custom-built tech-stack for the complex, multi-dimensional automotive parts and accessories industry, which offers over 5,000 active brands and approximately 18 million unique SKUs, provides it with a unique competitive advantage.

There are several key competitive strengths that management believes highlight the attractiveness of the Company’s platform business model and underscore how PARTS iD, Inc. is differentiated from its competition, including:

1.	The Company’s distinctive technology, customer-first UI, and proprietary fitment data that enables a differentiated shopping experience for the automotive parts consumer. Unlike any other consumer product category, we believe that the success or failure of selling automotive parts, and especially aftermarket accessories at scale, comes down to rich and comprehensive fitment data. We believe that the Company has been successful at developing its own proprietary fitment database which is not licensed for use to any other person or entity.

2.	We believe that the Company’s product catalog of over eighteen million products and over forty-five hundred brands is unrivaled. Our comprehensive catalog is enriched with over fourteen billion data points, advanced 3D imagery, in-depth product descriptions, customer reviews, installation and fitment guides, as well as other rich custom content specifically catering to the needs of the automotive aftermarket industry and is further complemented by our highly trained and specialized customer service.

The Company’s proprietary and asset-light fulfillment model has enabled us to grow organically without external capital. This platform model is enabled by a network of over one thousand suppliers which we have cultivated relationships with and integrated over the last fifteen years. This has enabled us to further scale our catalog size and to add adjacent verticals which allows us to offer a broader array of product lines over our competitors. Furthermore, our geo-sourcing fulfillment algorithm factors in real-time inventory when available, customer proximity, shipping cost, and profitability to optimize product sourcing. This algorithmic approach allows us to increase fill rate and delivery speed.

3.	The Company’s differentiated customer experience is a result of rich content, wide product range with ease of selection, proprietary fitment data, and highly trained customer service representatives, providing a data-driven engagement platform for discovery and inspiration. This is demonstrated by:

a.	the Company’s Net Promoter Score continues to be between 60 - 70;

b.	the Company’s overall product return rate across all eight verticals is consistently within the range of 5 - 6% versus industry averages of more than 20%; and

c.	repeat customer revenue was 34% of total revenue for the fourth quarter of 2022.

The Company has invested sixteen years in building its proprietary platform and we believe that our investment in technology and data has allowed us to expand into adjacent verticals, leveraging a capital-efficient just-in-time inventory model to offer our consumers an extensive selection and customer experience.

Intellectual Property

The Company owns a number of trade names, service marks and trademarks, including “iD,” “CARiD,” “BOATiD,” “MOTORCYCLEiD,” “CAMPERiD,” “POWERSPORTSiD,” “TOOLSiD,” “TRUCKiD,” “RECREATIONiD” and more, for use in connection with its business. In addition, the Company owns and has registered trademarks for certain of its private label brands. Management believes these trade names, service marks and trademarks are important to the Company’s sales and marketing strategy.

Environmental Matters

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the use and transportation of hazardous substances and emissions-related standards, established by the United States Environmental Protection Agency (the “EPA”), and similar state-level regulators, including the California Air Resources Board (“CARB”).

While the Company has processes in place to ensure that products are sold in compliance with the requirements imposed by the EPA and similar state-level regulators, all verification processes have inherent limitations. The Company has been, is currently, and may in the future be the subject of regulatory proceedings initiated by the EPA, CARB or other applicable regulatory bodies, and the results of such proceedings are uncertain. For additional information, see Note 7 of Notes to Consolidated Financial Statements.

Although management believes that the Company is in substantial compliance with currently applicable environmental laws, rules, and regulations, it is unable to predict the ultimate impact of adopted or future laws, rules, and regulations on its business, properties or products. Such laws, rules, or regulations may cause the Company to incur significant expenses to achieve or maintain compliance, may require it to modify its product offerings, may adversely affect the price of or demand for some of its products, and may ultimately affect the way the Company conducts its operations. Failure to comply with these current or future laws, rules, or regulations could result in harm to the Company’s reputation and/or could lead to fines and other penalties, including restrictions on the importation of the Company’s products into, or the sale of its products in, one or more jurisdictions until compliance is achieved.

Seasonality

The Company’s revenue is relatively evenly distributed throughout the year, although sales typically spike during the spring months upon the distribution to the general public by the IRS of income tax refunds and during the winter holiday season. While the Company expects that seasonality will not have a significant impact on its sales, it recognizes that future revenues may be affected by these seasonal trends as well as cyclical trends affecting the overall economy, especially the automotive parts and accessories industry.

Employees

As of December 31, 2022, the Company employed 65 full-time employees, all in the United States. As of April 14, 2023, the Company employed 26 full-time employees, all in the United States. None of the Company’s employees are represented by a labor union, and management believes that the Company’s relations with its employees are good. Most of our call center, web-site development, IT infrastructure support and back-office services are provided by independent contractors in Ukraine, Belarus, Philippines, and Costa Rica. Our outside U.S. operations allow us to access requisite talent at a significantly lower cost compared to U.S.-based talent. In June 2022, we took steps to reduce our costs by reducing our employment base in the United States, and reducing our independent contractors in Ukraine, the Philippines, and Costa Rica, and by reducing other operating expenses. In February 2023, we announced that the Company reduced its employment base by two-thirds in the United States and similarly significantly reduced its independent contractors in Ukraine, Costa Rica and the Philippines. For more information, see “Note 14 - Subsequent Events” of Notes to Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021, included elsewhere in this prospectus.

Legal Proceedings

Information pertaining to certain legal and regulatory matters and proceedings in which we are involved can be found in Note 7 of Notes to Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021, included in this prospectus and is incorporated herein by reference.

MANAGEMENT

Board of Directors and Executive Officers

We have six directors (including the Chairman of the Board). Our Board is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a two-year term. The class I directors consist of Messrs. Peker, McCall and Petkar, and their terms will expire at our annual meeting of stockholders to be held in 2024. The class II directors consist of Messrs. Jha, Pathak and Rigaud, and their terms will expire at the annual meeting of stockholders to be held in 2023.

We have four executive officers (excluding the Chairman of the Board). Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman, Chief Executive Officer, President, Chief Financial Officer, Secretary and such other officers (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as may be determined by the Board.

The following table sets forth certain information with respect to our non-employee directors as of March 31, 2023. For biographical information concerning the non-employee directors, see below.

Name	Age	Position
Darryl T. F. McCall	68	Class I Director
Rahul Petkar	63	Class I Director
Aditya Jha	67	Class II Director
Prashant Pathak	51	Class II Director and Chairman of the Board
Edwin J. Rigaud	79	Class II Director

Darryl T. F. McCall has served as a director of the Company since Legacy’s inception in 2016 and served as Legacy’s President and COO since Legacy’s inception until the Business Combination. With more than 35 years of domestic and international operating experience with consumer products businesses, Mr. McCall will provide us with a broad range of functional expertise and executive leadership experience. Mr. McCall served as Executive Vice President and Executive Committee member at Coty Inc. from 2008 to 2014 where his key responsibilities involved the management of numerous global manufacturing facilities and distribution centers. During his tenure at Coty, Mr. McCall also held major responsibilities related to the integration of 5 acquired businesses and helped lead the company through its $1.0 billion initial public offering in 2013. Prior to joining Coty, Mr. McCall held numerous positions at Procter & Gamble from 1978 to 2008. From 2007 to 2008, Mr. McCall was Product Supply Vice President - Global Fabric Care, leading a global organization comprised of more than 35 manufacturing operations centers and more than 16,000 employees. From 2005 to 2006, Mr. McCall served as General Manager of Procter & Gamble’s Global Personal Cleansing Care Division which oversees brands such as Camay®, Gillette®, Ivory®, Olay®, Old Spice®, and Zest®. Mr. McCall also held significant responsibilities for integrating certain of Procter & Gamble’s large acquisitions. Notable examples include the leadership of the supply chain integration of Gillette® and Wella®. Over the course of his career Mr. McCall has managed operations in Belgium, Canada, the United Kingdom, France, Switzerland and the United States. He also is an outside independent Director for HCP Packaging.

Rahul Petkar has served as a director of the Company since November 20, 2020. Mr. Petkar is a business leader with over thirty-five years of experience in the financial services and technology sectors spanning Asia, Middle East, North America and Latin America, and is a strategic advisor and board member to both public and private financial technology startups in the United States and Canada. He is President and CEO of Ishkan Inc. a Canada corporation, and established Polaris Canada, a banking technology company providing services to all major Canadian banks and select U.S. financial institutions. He also served as Director of International Development at TD Waterhouse, where he was a core member of the team responsible for the global expansion of its brokerage and wealth management business to Japan, the United Kingdom, Luxembourg, and Hong Kong.

Aditya Jha has served as a director of the Company since November 20, 2020. His entrepreneurial pursuits have included startup technology ventures in the United States and internationally as well as turn-around businesses in Canada. He co-founded a software company, Isopia Inc., which was acquired by Sun Microsystems Inc., USA in 2001. He also served as General Manager, eBusiness at Bell Canada. He is a Member of the Order of Canada (Canada’s highest civilian honors).

Prashant Pathak has served as a director of the Company since November 20, 2020 and is the Chairman of the Board. Mr. Pathak has served as CEO of Ekagrata Inc., a business building oriented principal investment company, since January 2015 and as a Principal of In Colour Capital Inc., an independent principal investment group, since April 2015. He has been an appointee of the Government of Canada on the Board of the Business Development Bank of Canada for nearly a decade. Previously, Mr. Pathak has been a Partner of McKinsey & Company Inc. At McKinsey he was a leader of the North American Telecom Practice, the Financial Services Practices and a leader in the Strategy & Corporate Finance Practice. He has also been part of the startup team and the Managing Partner of ReichmannHauer Capital Partners, a successful Canadian investment firm. Mr. Pathak has an MBA from INSEAD with Distinction and a B.Tech degree in Electrical Engineering from The Indian Institute of Technology (“IIT”), where he was adjudged the Best All-round Graduating Student of his class. He also has a Diploma in Fuzzy Logic from IIT.

Edwin J. Rigaud served as the Chairman and Chief Executive Officer of Legacy from its inception in 2016 until the Business Combination establishing PARTS iD Inc. in 2020, when he was named a director of the Company. Mr. Rigaud has more than 50 years of business experience across a multitude of operating and leadership roles. In 2007, Mr. Rigaud founded EnovaPremier and commenced operations through the acquisition of the assets of T&WA, Inc. Since that time, he has served as owner and the President and Chief Executive Officer of EnovaPremier (2007-2018) and as Chairman (2019) while guiding that company to a position as one of the leading providers of automotive tire & wheel pre-assembly services in the United States. Prior to founding EnovaPremier, Mr. Rigaud served in numerous operating and management capacities at Procter & Gamble from 1965 to 2001. Mr. Rigaud’s notable leadership positions at Procter & Gamble included his role as a Vice President of Food & Beverage Products and as a Vice President of Government Relations in North America. Adding to his experience as a senior manager, Mr. Rigaud developed significant expertise in product development and brand management having been the first Technical Brand Manager in the exploratory phase of Pringle’s, and ultimately the Product Development Group Leader during the execution of Pringle’s national launch. Mr. Rigaud also led the product development efforts of Secret Deodorant & Antiperspirant improvements, including key active ingredient technology and perfume upgrades, while having direct participation with the Leo Burnett Agency in the creation of the famous advertising slogan, “strong enough for a man, but made for a woman.” Mr. Rigaud’s leadership in these efforts helped to facilitate a major relaunch of the Secret brand. He was ultimately named a Director in Product Development. Outside of his corporate leadership experience, Mr. Rigaud has served on the Board of the Federal Reserve Bank of Cleveland and the Board of the local affiliate of Fifth Third Bank of Cincinnati. Mr. Rigaud has also held appointments by Governor Bob Taft to the Ohio Board of Regents, and by President George W. Bush to the national Institute of Museum and Library Services. In 1997, Mr. Rigaud became the first CEO of the National Underground Railroad Freedom Center, located in Cincinnati, Ohio. This 9-year development program included raising $110 million while working closely with John Pepper, former Chairman and CEO of Procter & Gamble, who served as the national building Campaign Chairman. Mr. Rigaud is also the head of one of the first African American co-ownership groups of a Major League Baseball franchise, the Cincinnati Reds. Mr. Rigaud also serves as a director of Graf Acquisition Corp. IV, a blank check company.

Information about our Executive Officers

The following table sets forth certain information with respect to our executive officers as of March 31, 2023. For biographical information concerning the executive officers, see below.

Name	Age	Title
Lev Peker	41	Chief Executive Officer and Class I Director
John Pendleton	63	Executive Vice President, Legal & Corporate Affairs
James Doss	55	Chief Financial Officer
Mark Atwater	64	Vice President of Vendor Relations

Lev Peker has served as the Company’s Chief Executive Officer since April 2023 and a director of the Company since September 2022. Mr. Peker previously served as the Chief Executive Officer of CarLotz, Inc. until its merger with Shift Technologies Inc. (NASDAQ:SFT), which operated a consignment-to-retail used vehicle marketplace and provided its corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to easily access the retail sales channel. Prior to joining CarLotz, Inc., Mr. Peker was the Chief Executive Officer of CarParts.com (NASDAQ:PRTS) from January 2019 to April 2022, and before that Mr. Peker served as the Chief Marketing Officer of Adorama from July 2015 to January 2019. Mr. Peker also previously served as General Manager, Home Appliances and Tools at Sears Holding Corporation from August 2014 to July 2015 and as Vice President, Online Marketplaces and Manager, Financial Planning and Analysis at U.S. Auto Parts from March 2009 to August 2014 and from March 2008 to March 2009, respectively. Earlier in his career, Mr. Peker served as a Senior Financial Analyst at Smart & Financial, Economic and Valuation Services Senior Analyst at KPMG LLP and as a Transfer Pricing Senior Associate at PricewaterhouseCoopers LLP. Mr. Peker earned a Bachelor of Science degree in accounting from the University of Southern California, Marshall School of Business and an M.B.A. from the University of California Los Angeles, The Anderson School of Management. Mr. Peker is a Certified Public Accountant in the State of California.

John Pendleton has served as the Company’s Executive Vice President, Legal & Corporate Affairs since October 2021 and served as the Company’s Interim Chief Executive Officer from February 2023 until April 2023. Previously, he was a partner at DLA Piper for 11 years. Prior to joining DLA Piper, he was a partner at McCarter & English, where he practiced law from 1985 to 2010. Over his distinguished legal career, he defended public and private companies in breach of contract, misrepresentation, ERISA, RICO, securities fraud, complex litigation and regulatory matters. John tried numerous cases throughout the United States and managed thousands of cases as national coordinating counsel for one of the largest financial service companies in the U.S. His clients have included Fortune 100 companies in financial services, pharmaceutical, real estate, leasing, insurance, and employee benefits areas. In addition, Mr. Pendleton is the former Mayor of Mountain Lakes, New Jersey and served as a member of its governing body for eight years. He currently serves on the board of Washington & Jefferson College and is also a trustee of the New Jersey Institute for Social Justice. He graduated from Rutgers University School of Law in 1984 and Washington & Jefferson College with a B.A. (magna cum laude) in 1981.

James Doss has served as the Company’s Chief Financial Officer since January 2023. Most recently, Mr. Doss served as Chief Financial Officer at Indyme Solutions, LLC, a leading software and tech services provider of customer engagement and active loss prevention systems, where he oversaw financial reporting, budgeting, general accounting, credit and collateral, and corporate finance. Prior to his time at Indyme, Mr. Doss served as Chief Financial Officer at RF Industries, LTD (NASDAQ: RFIL), a publicly traded manufacturer of interconnect products and systems across wireless/wireline telecom, data communications and industrial markets. Earlier in his career, Doss held several progressively senior finance roles across several organizations, leading to improved financial performance, heightened productivity and enhanced internal controls. Mr. Doss earned a Bachelor of Science and a Master of Business Administration from San Diego State University.

Mark Atwater served as Onyx’s Vice President of Vendor Relations from October 2016 until the Closing of the Business Combination in November 2020 and has served as the Company’s Vice President of Vendor Relations since the Closing. As Vice President of Vendor Relations, Mr. Atwater is responsible for the leadership of the Vendor Relations Department, management of Onyx’s vendor partners, pricing strategy, new product category development and carrier logistics. Since joining Onyx in 2011, Mr. Atwater has served in a variety of positions including General Manager and Director of Vendor Relations. Prior to joining Onyx, while serving in a variety of positions in the automotive industry, Mr. Atwater obtained experience in negotiating, purchasing, logistics and distribution, warehouse management, retail store management, automotive sales and e-commerce sales.

Legal Proceedings

Directors or Executive Officers as Parties Adverse to the Company

The following are material proceedings to which certain of our directors or executive officers is a party adverse to, or has a material interest adverse to, the Company or its subsidiaries.

The Company (i) has been named as a defendant in Stanislav Royzenshteyn and Roman Gerashenko v. Prashant Pathak, Carey Kurtin, Ekagrata, Inc., Onyx Enterprises Canada Inc., Onyx Enterprises Int’l Corp. (“Onyx”), In Colour Capital, Inc., J. William Kurtin, (ii) has been named as a nominal defendant in Onyx Enterprises Canada Inc. v. Stanislav Royzenshteyn and Roman Gerashenko and Onyx Enterprises Int’l, Corp., and (iii) has been named as a third-party defendant in Prashant Pathak and Carey Kurtin v. Onyx Enterprises Int’l Corp., all in the Superior Court of New Jersey, Chancery Division, Monmouth County (collectively with all other matters related to the foregoing litigation, the “Stockholder Litigation”). The initial claim, made on February 12, 2018, stemmed from disputes between Stanislav Royzenshteyn and Roman Gerashenko (together, the “Founder Stockholders”) and Onyx Enterprises Canada Inc. and its principals (collectively, the “Investor Stockholder and Principals”) arising from circumstances relating to a 2015 Series A financing in which the Investor Stockholder and Principals participated. The Founder Stockholders allege, among other things, that they agreed to sell their shares in Onyx in reliance upon statements of the Investor Stockholder and Principals that they subsequently would bring additional investors and capital to Onyx and that the Investor Stockholder and Principals fraudulently and intentionally made material misstatements concerning Onyx’s valuation to potential investors. The initial complaint has since been withdrawn and amended multiple times to both defend the initial cause of action and add new causes of action against the Investor Stockholder and Principals; meanwhile, the Investor Stockholder and Principals have sought to dismiss the claim. The Founder Stockholders are seeking legal relief in the form of damages and equitable relief in the form of rescission. The initial claims were expanded to include two orders to show cause, one regarding the Company’s termination of Roman Gerashenko as Chief Executive Officer on December 24, 2018 and the second requesting removal of Kailas Agrawal as the court appointed independent provisional director. The court denied both on January 10, 2019, but Mr. Gerashenko’s employment-related claims were preserved for a potential future action. On February 21, 2019, the Investor Stockholder and Principals filed a motion to dismiss the amended complaint, but the court denied that motion.

While the core dispute rests between the Founder Stockholders and the Investor Stockholder and Principals, the Investor Stockholder and Principals have made claims directly against the Company alleging that the Company has an obligation to indemnify certain individuals affiliated with the Investor Stockholder and Principals pursuant to director indemnification agreements signed by the Company and such individuals. On March 13, 2019, the Founder Stockholders requested that the court not grant such relief to the Investor Stockholders and Principals. In addition, the Founder Stockholders tendered a demand for indemnification to the Company arising from certain claims asserted against them by the Investor Stockholder and Principals in the Stockholder Litigation. On December 16, 2020, the disinterested directors of the Board determined that the Founder Stockholders were not entitled to indemnification. Counsel for the Founder Stockholders was informed on December 18, 2020 of the Board’s decision. The Company also filed an answer to the complaint together with defenses to the claims for indemnification and have denied any wrongdoing or liability by the Company. Discovery is closed, but there are several pending discovery issues that remain outstanding.

The Investor Stockholder and Principals filed a motion for summary judgment seeking dismissal of all of the claims brought by the Founder Stockholders, which motion was heard on February 19, 2021. On August 31, 2021, the court issued an order granting in part and denying in part the motion for summary judgment, by which order eight claims were dismissed and seven claims were preserved. Pursuant to the court’s opinion, all of the derivative claims brought by the plaintiffs against the Company were dismissed. The only remaining claim against the Company is the defendants’ claim for indemnification.

At this point in the Stockholder Litigation, with discovery issues outstanding, no opinion can be offered as to the potential outcome of the Stockholder Litigation or as to any potential exposure of the Company to any monetary judgment.

Number and Terms of Office of Officers and Directors of the Company

Our Certificate of Incorporation provides that our Board is divided into two classes, Class I and Class II, with members of each class typically serving staggered two-year terms. However, because we did not hold an Annual Meeting of Stockholders in 2020, due to the timing of when the Business Combination was consummated, both classes of directors were nominated for re-election, and were elected, at our 2021 Annual Meeting of Stockholders, with the three Class I directors elected to serve for a one-year term expiring at our 2022 Annual Meeting of Stockholders and the four Class II directors elected to serve for a two-year term expiring at our 2023 Annual Meeting of Stockholders.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, one or more Chief Executive Officers, Chief Operating Officers, Presidents, Vice Presidents, Secretaries, Treasurers and such other offices as may be determined by the Board.

Committees of the Board of Directors

Our Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Strategy, Technology and Risk Management Committee. Each committee operates under a charter that has been approved by our Board and has the composition and responsibilities described below. The charter of each committee is available on our website at www.partsidinc.com/corporate-governance/governance-documents. The inclusion of the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus. Our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are composed solely of independent directors. The composition, duties and responsibilities of these committees are set forth below.

Audit Committee

We have established an Audit Committee of the Board. The members of our Audit Committee are Rahul Petkar, Prashant Pathak and Aditya Jha. Mr. Petkar serves as chair of the Audit Committee. Messrs. Petkar, Pathak and Jha qualify as independent directors under applicable NYSE American and SEC rules. Each member of the Audit Committee is financially literate and our Board has determined that Mr. Petkar qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered accounting firm and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent registered accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	reviewing and discussing with the independent registered accounting firm all relationships the independent registered accounting firm have with us in order to evaluate their continued independence;

●	setting clear hiring policies for employees or former employees of the independent registered accounting firm;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered accounting firm describing (i) the independent registered accounting firm’s internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a Compensation Committee of the Board consisting of two members. The members of our Compensation Committee are Aditya Jha and Rahul Petkar. Mr. Jha serves as chair of the Compensation Committee.

We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the NYSE American and the SEC.

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee. The members of our Nominating and Corporate Governance Committee are Aditya Jha and Rahul Petkar. Mr. Jha serves as chair of the Nominating and Corporate Governance Committee.

We have adopted a Nominating and Corporate Governance Committee charter, which details the principal functions of the Nominating and Corporate Governance Committee, including:

●	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the Board;

●	developing, recommending to the Board and overseeing implementation of our corporate governance guidelines;

●	coordinating and overseeing the annual self-evaluation of the Board, its committees, individual directors and management in the governance of the Company; and

●	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

Strategy, Technology and Risk Management Committee

We have established a Strategy, Technology and Risk Management Committee. The members of our Strategy, Technology and Risk Management Committee are Darryl T.F. McCall, Prashant Pathak and Edwin J. Rigaud. Mr. McCall serves as chair of the Strategy, Technology and Risk Management Committee.

We have adopted a Strategy, Technology and Risk Management Committee charter, which details the principal functions of the Strategy, Technology and Risk Management Committee, including:

●	conducting a periodic review of the Company’s strategic technology platform and associated risks and resources;

●	reviewing the policies and procedures established by management to identify, assess, measure and manage key strategic opportunities, issues and risks facing the Company, including platform risk, operational risk, market risk, model risk, cybersecurity risk, technology risk and reputational risk;

●	discussing emerging trends and disruptions in industry and technologies;

●	evaluating the Company’s data and technology platform efficacy for customer value delivery and relevance;

●	reviewing the Company’s material investments in and capital deployments for technology;

●	assisting the Board in its oversight of the Company’s risk management regarding product technology, business continuity, innovation, cybersecurity, research and development;

●	reviewing critical cybersecurity and related risks and vulnerabilities; and

●	reviewing the Company’s technology asset footprint in regards to multi-location service delivery and business continuity.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees. Complete copies of our code of ethics, our audit committee charter, our compensation committee charter, our nominating and corporate governance committee charter and our strategy, technology and risk management committee charter are available on our website at www.partsidinc.com. The inclusion of the Company’s website address in this prospectus does not include or incorporate by reference the information on the Company’s website into this prospectus. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller by posting such information on our website at www.partsidinc.com.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Limitation on Liability and Indemnification of Officers and Directors

Our Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by Delaware law.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Charter. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We also have obtained a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Director and Executive Officer Compensation Prior to Business Combination

None of Legacy’s directors or executive officers received any cash compensation for services rendered to Legacy prior to the Business Combination. Since November 16, 2017 and until the closing of the Business Combination on November 20, 2020, (i) Legacy had paid its Sponsor a total of $10,000 per month for office space, utilities, secretarial support and other administrative and consulting services, and (ii) the Sponsor, executive officers and directors, and certain of their respective affiliates, had been reimbursed for any out of pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, including in respect of the Business Combination. Prior to the Business Combination, Legacy’s independent directors regularly received information on payments made to officers and directors and a summary of cash disbursements to our Sponsor, officers, directors or our or their affiliates and had the opportunity to request detail regarding such expenses.

EXECUTIVE COMPENSATION

Overview

Introduction

This compensation overview provides a summary of the Company’s compensation policies and programs, generally explains the Company’s compensation objectives, policies and practices with respect to its executive officers, and identifies the elements of compensation for each of the individuals identified in the following table, whom the Company refers to as its named executive officers, or “NEOs” for the fiscal year ended December 31, 2022.

Name	Principal Position
Antonino Ciappina	Former Chief Executive Officer
Kailas Agrawal	Former Chief Financial Officer
Mark Atwater	Vice President of Vendor Relations

Compensation and Benefits Philosophy

The Company has designed its compensation and benefits as part of its overall human capital management strategy to facilitate its ability to attract, retain, reward and motivate a high performing executive team. The company’s compensation philosophy is based on a motivational plan to provide pay-for-performance (at both the individual and company levels), to enable the Company’s executive team to achieve the Company’s objectives successfully. The Company’s motivational plan is designed to achieve the following goals:

●	to reward principles that effect the success and accomplishment of the Company’s mission and goals;

●	to attract, motivate and retain a high performing executive team;

●	to recognize and reward individuals whose performance adds significant value to the Company; and

●	to support and encourage executive team performance.

Compensation Elements

In the year ended December 31, 2022, the Company’s executive compensation program consisted of the following elements:

●	base salary;

●	cash incentives;

●	equity-based compensation; and

●	benefits.

The Compensation Committee’s goal has been to set base compensation based upon financial and operating performance, each executive officer’s level of experience, and each executive officer’s current and expected future contributions to its results, in addition to providing competitive benefits. To emphasize the relationship between executive pay and the Company’s performance, the Compensation Committee provided for an annual cash incentive program based on 2022 performance. The Compensation Committee believes that this mix emphasizes performance, further aligning with our stockholders’ interests, and promotes retention.

Role of the Compensation Committee

The Compensation Committee reviews and approves the compensation of our executive officers. The Compensation Committee is solely composed of non-management directors, all of whom meet the independence requirements of applicable NYSE American rules.

Executive Compensation Determinations for 2022

Salary

Following the end of 2021, the Compensation Committee reviewed the base salaries of each of the NEOs. The Compensation Committee determined that the base salaries of our NEO’s were appropriate in light of their duties and responsibilities, and therefore the base salaries for each of the NEO’s remained the same for 2022. The 2022 base salaries for each of the NEOs is included in the summary compensation table below.

Annual Incentive Plan

In early 2022, the Compensation Committee approved an annual incentive bonus program for the NEOs that would be earned based: (a) 56% on the achievement on Company organic net revenue (“Organic Net Revenue”); (b) 14% on organic adjusted cash flow (“Organic Adjusted Cash Flow”); and (c) 30% on the assessment of each participant’s individual contribution amount.

The Compensation Committee also established the target percentage by which the base salary of each NEO would be multiplied in order to determine the dollar amount that would be multiplied by the weighted percentage payout level applicable to each NEO following determination of such based on actual performance. The target amount for each NEO is set forth below:

NEO	Target Amount of 2022 Base Salary
Antonino Ciappina	50%
Kailas Agrawal	30%
Mark Atwater	30%

No bonuses will be paid to the NEO’s in 2023 due to the Company’s 2022 financial results.

Equity Awards

A key component of an executive officer’s compensation is equity incentive awards, which are critical to focusing our executives on the Company’s long-term growth and creating stockholder value. The Compensation Committee grants equity awards under the PARTS iD, Inc. 2020 Equity Incentive Plan (the “2020 Plan”).

The Compensation Committee set the following equity targets for the following NEOs:

NEO	Target PSUs
Antonino Ciappina	130,000
Kailas Agrawal	125,000
Mark Atwater	120,000

No performance stock units (“PSUs”) were granted to the NEOs in 2023 due to the Company’s 2022 financial results.

Summary Compensation Table

The following table sets forth the total compensation for the Company’s NEOs earned for the years ended December 31, 2022 and 2021:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(g)	(i)	(j)
Antonino Ciappina(4)	2022	400,000	-	-	-	-	400,000
Former Chief Executive Officer	2021	409,241	-	2,085,200	136,151	-	2,630,592

Kailas Agrawal(5)	2022	300,000	-	-	-	-	300,000
Former Chief Financial Officer	2021	300,000	-	2,005,000	67,208	-	2,372,208

Mark Atwater	2022	315,000	-	-	-	-	315,000
Vice President Vendor Relations	2021	315,000	-	1,924,800	58,925	-	2,298,725

(1)	Represents incentive compensation based on individual and organization-wide performance, including amounts earned related to the applicable year even if paid in the following year.

(2)	Represents the aggregate grant date fair value of RSU and PSU awards granted during 2022, computed in accordance with FASB ASC Topic 718, which for RSUs was equal to the closing price of a share of our Common Stock on the date of grant, multiplied by the number of RSUs in the grant, and for PSUs was equal to the closing price of a share of our Common Stock on the date of grant, multiplied by the maximum number of PSUs that could be earned from the grant.

(3)	Represents amounts earned under our annual incentive plan for 2021, which was were paid shortly after the end of 2021.

(4)	Mr. Ciappina resigned from his position as Chief Executive Officer of the Company effective February 17, 2023.

(5)	Mr. Agrawal resigned from his position as Chief Financial Officer and retired effective December 31, 2022.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table sets forth certain information regarding equity awards that have been granted to our NEOs and that were outstanding as of December 31, 2022:

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Antonino Ciappina	4/16/2021	43,334		42,251	-		-
	4/16/2021				130,000	(3)	126,750

Kailas Agrawal(2)	4/16/2021	41,667		40,625	-		-
	4/16/2021				125,000	(3)	121,875

Mark Atwater	4/16/2021	40,000	(3)	39,000
	4/16/2021				120,000	(3)	117,000

(1)	Market value is calculated by multiplying the number of shares by $0.975, the closing sale price per share of our Common Stock on the NYSE American on December 30, 2022.

(2)	Mr. Agrawal retired and resigned from his position as Chief Financial Officer on December 31, 2022. Any unvested outstanding equity awards held by Mr. Agrawal at December 31, 2022 were forfeited.

(3)	Represents the maximum number of PSUs that can be earned based on the results of performance measures during the three-year performance period of 2021-2023. The PSUs will vest on the date on which the Compensation Committee certifies the degree to which the performance goals have been satisfied and the number of PSUs that have been earned.

Summary of Compensatory Arrangements with Named Executive Officers, Including Arrangements Upon a Termination or Change in Control

Employment Agreements

The Company entered into an at-will employment agreement with Mr. Ciappina on November 28, 2019 (the “Ciappina Employment Agreement”). Pursuant to the Ciappina Employment Agreement, Mr. Ciappina is entitled to an annual salary of $300,000, subject to potential increases. Additionally, Mr. Ciappina was eligible to earn cash incentive compensation of up to $90,000 per year based on performance related to individual and organization-wide metrics. Upon the completion of four years of continuous employment with the Company, Mr. Ciappina was also eligible to receive a lump-sum incentive payment of up to $325,000, with the actual amount to be paid to him to be determined based on the Company’s performance during the corresponding period. As contemplated by the Ciappina Employment Agreement, in connection with the Company’s adoption of the 2020 Plan and the Compensation Committee’s determination to utilize annual incentive bonuses as described above, further accruals of the lump-sum incentive payment have ceased. On July 10, 2020, in connection with the resignation of Mr. Royzenshteyn as CEO of the Company, Mr. Ciappina assumed the duties of interim general manager, and in November 2020, in connection with the Business Combination, Mr. Ciappina assumed the duties of CEO. The Ciappina Employment Agreement was not amended in 2020 in connection with Mr. Ciappina’s assumption of these duties, however, the Compensation Committee has approved extending Mr. Ciappina’s severance period from 90 to 180 days. Further, as described above, the Compensation Committee has increased Mr. Ciappina’s annual base salary to $400,000, retroactive to the date of his promotion to CEO, and has determined that his 2021 bonus opportunity was equal to 50% of his base salary.

The Company entered into an at-will employment agreement with Mr. Agrawal on August 4, 2020 (the “Agrawal Employment Agreement”). Pursuant to the Agrawal Employment Agreement, Mr. Agrawal is entitled to an annual salary of $300,000, subject to potential increases. Additionally, Mr. Agrawal may earn cash incentive compensation of up to $90,000 per year based on performance related to individual and organization-wide metrics. Upon the completion of two years of continuous employment with the Company, Mr. Agrawal was also eligible to receive a lump-sum incentive payment of up to $162,500, with the actual amount to be paid to him to be determined based on the Company’s performance during the corresponding period. As contemplated by the Agrawal Employment Agreement, in connection with the Company’s adoption of the 2020 Plan and the Compensation Committee’s determination to utilize annual incentive bonuses as described above, further accruals of the lump-sum incentive payment have ceased.

Pursuant to each applicable employment agreement, Mr. Ciappina and Mr. Agrawal have agreed that, during the relevant period of employment and for two years after, each officer shall not (i) engage in any competing business within any state, country, region or locality in which the Company is operating or (ii) solicit any of the Company’s clients or hire any of the Company’s employees, contractors, agents, or business affiliates.

Mr. Ciappina resigned from his position as Chief Executive Officer of the Company effective February 17, 2023. Mr. Agrawal resigned from his position as Chief Financial Officer of the Company and retired effective December 31, 2022.

Equity Award Provisions

In general, any unvested RSUs and PSUs will be forfeited upon a named executive officer’s termination of employment for any reason, except that if a named executive officer’s employment is terminated by the Company without cause or by the named executive officer for good reason within twelve months following a change in control of the Company, all then-unvested RSUs and PSUs held by the named executive officer will vest. In addition, if a named executive officer retires after reaching age 65 with at least five years of service to the Company (taking into account service with predecessors) and after the first full year of the performance period has been completed, the named executive officer will be eligible to vest in his PSUs at the end of the performance period based on the Compensation Committee’s determination at the end of the performance period of the level at which the performance goals were achieved.

Retirement Plans; Non-Qualified Deferred Compensation Plans

The Company currently does not maintain any retirement or non-qualified deferred compensation plans for any of its employees.

Equity Compensation Plan Information

The following table summarizes the information about outstanding awards and available shares under the 2020 Plan, and available shares under the PARTS iD, Inc. 2020 Employee Stock Purchase Plan (the “ESPP”) as of December 31, 2022: PARTS iD, Inc. 2020 Employee Stock Purchase Plan (the “ESPP” and, together with the 2020 Plan, the “Equity Plans”). There are 3,212,078 shares of Common Stock available for issuance under the 2020 Plan and 2,043,582 shares of Common Stock available for issuance under the ESPP. The 2020 Plan provides for the grant of stock options, restricted stock, restricted stock units, performance shares, performance units, stock appreciation rights, other stock-based awards and cash awards, which may be granted to employees, directors and consultants of the Company. The ESPP has not yet been implemented.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted- average exercise price of outstanding options, warrants and rights(2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(3)	2,580,445	-	2,675,215	(3)
Equity compensation plans not approved by security holders	-	-	-

(1)	Consists of RSUs and PSUs outstanding under the 2020 Plan. The number of PSUs included in this amount consists of the maximum number of shares which the participants are eligible to receive if applicable performance measures are fully achieved. The actual number of shares that will be issued under the PSUs depends on the performance over the applicable performance period.

(2)	RSUs and PSUs do not have an exercise price.

(3)	Reflects an aggregate of 5,255,660 shares of Common Stock available under the 2020 Plan and the ESPP less 2,580,445 securities issued as noted above.

Director Compensation

Pursuant to the Company’s Non-Employee Director Compensation Policy, during 2022, our non-employee directors received the following annual retainers, as applicable, payable in quarterly installments, in advance, on the first business day of each calendar quarter:

●	an annual retainer of $35,000;

●	committee chair annual fees as follows:

Committee Chair	Annual Cash Fee
Audit	$22,500
Compensation	$15,000
Nominating and Corporate Governance	$15,000
Strategy, Technology and Risk Management	$17,500

●	committee membership annual fees (including the chair) as follows:

Non-Chair
Committee Members	Annual Cash Fee
Audit	$5,000
Compensation	$5,000
Nominating and Corporate Governance	$3,000
Strategy, Technology and Risk Management	$3,000

●	the chair of the Board receives an additional annual fee of $35,000.

Unless a committee or the Board has more than six meetings per calendar year, there will be no meeting fees. If there are more than six meetings in one calendar year for an individual committee or the Board, additional compensation will be reviewed by the Compensation Committee at that time.

The Non-Employee Director Compensation Policy provides that each non-employee director will receive an annual restricted stock unit (“RSU”) grant on the date of each annual meeting of stockholders at which the director is elected to the Board or continues to serve as a director, with the number of RSUs calculated by dividing $50,000 by the closing sale price for a share of the Company’s common stock on the Company’s principal stock exchange on the date of grant. Each such grant will vest in full on the earlier of one year after the date of grant or the date of the next year’s annual meeting of stockholders, provided the director remains a member of the Board as of the vesting date.

In addition, during 2022, each non-employee director received an award of 50,000 RSUs with an effective grant date of June 15, 2022. These RSUs fully vested on the earlier of one year after the date of grant or the Company’s 2023 Annual Meeting of Stockholders.

The Company reimburses directors’ reasonable expenses in connection with attending board and committee meetings.

2022 Director Compensation Table

The following table presents the compensation for each person who served as a member of our Board of Directors during 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total ($)
Aditya Jha	64,500	50,000	114,500
Darryl T.F. McCall	55,500	50,000	105,500
Prashant Pathak	74,500	50,000	124,500
Rahul Petkar	43,000	50,000	93,000
Edwin J. Rigaud	38,750	50,000	88,750
Lev Peker	15,625	35,600	51,225
Ann Schwister(2)	49,125	50,000	99,125
Richard White(3)	69,440	50,000	119,440

(1)	Amounts shown represent the aggregate grant date fair value, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, of awards of RSUs granted in 2022, which include: 50,000 RSUs granted to each director on June 15, 2022 (except for Lev Peker who joined board on September 28,2022 and was granted 35,600 RSUs), pursuant to our Non-Employee Directors Compensation Policy. All 2022 RSU grants will vest on June 14, 2023.

(2)	Ms. Schwister resigned from the Board of Directors on September 28, 2022.

(3)	Mr. White resigned from the Board of Directors on February 6, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Stock as of March 31, 2023, by:

●	each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Common Stock;

●	each named executive officer and current director of the Company; and

●	all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including, if any, options, RSUs, warrants and other convertible securities that are currently exercisable or convertible, or vest or become exercisable or convertible, within 60 days.

The beneficial ownership percentages set forth in the table below are based on approximately 34,825,971 shares of Common Stock outstanding as of March 31, 2023, and excludes, as of such date:

●	3,212,078 additional shares of Common Stock reserved and available for future issuances under the 2020 EIP, of which 2,580,445 shares were subject to outstanding awards;

●	2,043,582 additional shares of Common Stock reserved and available for future issuances under the 2020 ESPP;

●	750,000 additional shares of Common Stock reserved for issuance pursuant to indemnification escrow obligations under the Business Combination Agreement (any unused portion of which reserved shares will be issued to Onyx Enterprises Canada Inc., Roman Gerashenko and Stanislav Royzenshteyn, each a Selling Stockholder, according to their pro rata share of common stock of Onyx prior to the Closing, pursuant to the Business Combination Agreement);

●	3,663,333 additional shares of Common Stock that may be issuable upon the exercise of outstanding warrants.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Name and Address of Beneficial Owner	Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock %
Principal Stockholders:
Onyx Enterprises Canada Inc.(1)	14,240,187	40.89%
Roman Gerashenko(2)	6,055,385	17.39%
Stanislav Royzenshteyn(3)	6,055,385	17.39%
Directors and Executive Officers+:
Prashant Pathak(4)	14,247,329	40.98%
Edwin J. Rigaud(5)	1,198,415	3.43%
Darryl T.F. McCall(6)	1,044,188	3.00%
Aditya Jha	22,258	*
Rahul Petkar	16,458	*
Lev Peker(7)	50,000	*
John Pendleton	20,000	*
Mark Atwater	73,985	*
James Doss	-	-
All current directors and executive officers as a group (9 persons)		47.76%

*	Less than 1%

+	Unless otherwise indicated, the business address of the directors and executive officers is c/o Parts iD, Inc., 1 Corporate Drive, Suite C, Cranbury, NJ 08512.

(1)	Information is based on a Schedule 13D filed with the SEC on January 14, 2021 and Form 4s filed by Mr. Pathak. The address of Onyx Enterprises Canada Inc. (“OEC”) is 2 Bloor Street W., Suite 2006, Toronto, Ontario, Canada M4W 3E2.

(2)	Information is based on a Schedule 13D/A filed with the SEC on April 20, 2021. The address of Mr. Gerashenko is P.O. Box 175, Wickatunk, New Jersey, 07765.

(3)	Information is based on a Schedule 13D/A filed with the SEC on April 20, 2021. The address of Mr. Royzenshteyn is P.O. Box 175, Wickatunk, New Jersey, 07765.

(4)	Consists of: (a) 7,142 shares of Common Stock held directly; and (b) 14,240,187 shares of Common Stock held by OEC. Mr. Pathak serves as the President and a director of OEC. Mr. Pathak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)	Consists of: (a) 154,227 shares of Common Stock held directly; (b) 914,143 shares of Common Stock held by Legacy Acquisition Sponsor I LLC over which Mr. Rigaud may share voting and investment power with Legacy Acquisition Sponsor I LLC; and (c) 80,000 warrants to purchase shares of common stock that are currently exercisable. Mr. Rigaud is the managing member of Legacy Acquisition Sponsor I LLC and disclaims beneficial ownership of such shares held by Legacy Acquisition Sponsor I LLC, except to the extent of his pecuniary interest therein.

(6)	Consists of: (a) 130,045 shares of Common Stock held directly; and (b) 914,143 shares of Common Stock held by Legacy Acquisition Sponsor I LLC. Mr. McCall is a member of Legacy Acquisition Sponsor I LLC and may be deemed to have beneficial ownership of shares of Common Stock owned by Legacy Acquisition Sponsor I LLC; however, Mr. McCall disclaims beneficial ownership of such shares held by Legacy Acquisition Sponsor I LLC, except to the extent of his pecuniary interest therein.

(7)	Consists of 50,000 warrants to purchase shares of common stock that are currently exercisable.

SELLING STOCKHOLDERS

The Selling Stockholders listed in the table below may from time to time offer and sell any or all of the shares of Common Stock set forth below pursuant to this prospectus. Pursuant to the Registration Rights Agreements, we agreed to file a registration statement with the SEC for the purposes of registering for resale the shares of our Common Stock being offered pursuant to this prospectus by the Selling Stockholders.

The following table sets forth, based on written representations from the Selling Stockholders, certain information regarding the beneficial ownership of our Common Stock by the Selling Stockholders and the shares of Common Stock being offered by the Selling Stockholders. The applicable percentage ownership of Common Stock is based on approximately 34,825,971 shares of Common Stock outstanding as of March 31, 2023, and excludes, as of such date:

●	3,212,078 additional shares of Common Stock reserved and available for future issuances under the 2020 EIP, of which 2,580,445 shares were subject to outstanding awards;

●	2,043,582 additional shares of Common Stock reserved and available for future issuances under the 2020 ESPP;

●	750,000 additional shares of Common Stock reserved for issuance pursuant to indemnification escrow obligations under the Business Combination Agreement (any unused portion of which reserved shares will be issued to Onyx Enterprises Canada Inc., Roman Gerashenko and Stanislav Royzenshteyn, each a Selling Stockholder, according to their pro rata share of common stock of Onyx prior to the Closing, pursuant to the Business Combination Agreement); and

●	3,663,333 additional shares of Common Stock that may be issuable upon the exercise of outstanding warrants.

Information with respect to shares of Common Stock owned beneficially after the offering assumes the sale of all of the shares of Common Stock offered and no other purchases or sales of our Common Stock. The Selling Stockholders may offer and sell some, all or none of their shares of Common Stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the Selling Stockholders have sole voting and investment power with respect to all shares of Common Stock that they beneficially own, subject to applicable community property laws. Except as otherwise described below, based on the information provided to us by the Selling Stockholders, no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

	Shares Beneficially Owned		Maximum Number of Shares That May be Offered Pursuant to	Shares Beneficially Owned after this Offering
	Shares	% of Ownership	this Prospectus	Shares	% of Ownership
Name of Selling Stockholder
Onyx Enterprises Canada Inc.(1)	14,240,187	40.89%	14,240,187	-	-
Stanislav Royzenshteyn(2)	6,055,385	17.39%	6,055,385	-	-
Roman Gerashenko(3)	6,055,385	17.39%	6,055,385	-	-
Alyeska Master Fund, L.P.(4)	1,098,576	3.15%	1,098,576	-	-
Legacy Acquisition Sponsor I LLC(5)	914,143	2.62%	914,143	-	-
F-Cubed Investments, LLC(6)	330,000	*	330,000	-	-
Park West Investors Master Fund, Limited(7)	223,278	*	223,278	-	-
Coliseum Capital Partners, L.P.(8)	183,095	*	183,095	-	-
Blackwell Partners, LLC - Series A(9)	67,230	*	67,230	-	-
Park West Partners International, Limited(10)	27,047	*	27,047	-	-
Graydon Head & Ritchey LLP(11)	26,800	*	26,800	-	-
Interest Solutions, LLC(12)	11,900	*	11,900	-	-

	Shares Beneficially Owned		Maximum Number of Shares That May be Offered Pursuant to	Shares Beneficially Owned after this Offering
	Shares	% of Ownership	this Prospectus	Shares	% of Ownership

Edward Rigaud(13)	1,198,415	3.43%	154,227	80,000	*
Richard White(14)	1,063,743	3.05%	134,342	-	-
Darryl T.F. McCall(15)	1,044,188	3.00%	130,045	-	-
BlueFocus Communication Group of America, Ltd.(16)	282,750	*	282,750	-	-
Andrew W. Code(17)	64,292	*	64,292	-	-
Kimberly Blackwell(17)	49,372	*	49,372	-	-
Jonathan Webb(17)	45,441	*	45,441	-	-
Lloyd David Ward(17)	37,044	*	37,044	-	-
Geoffrey T. Marshall(17)	29,993	*	29,993	-	-
William C. Finn(17)	29,310	*	29,310	-	-
d.e. Foxx & Associates, Inc. (17)	28,562	*	28,562	-	-
James Phillip Holloman(17)	28,562	*	28,562	-	-
Steven Wayne Moore(18)	20,873	*	15,161	5,712	*
Sengal Selassie(17)	12,370	*	12,370	-	-
Kenneth B. Robinson(17)	11,711	*	11,711	-	-
Edward D. Hunter(17)	11,425	*	11,425	-	-
Great Owl Investments LLC(17)	11,425	*	11,425	-	-
Manuel J. Perez de la Mesa Revocable Trust(17)	11,425	*	11,425	-	-
Philippe Quinquis(17)	11,425	*	11,425	-	-
Ronald William Tysoe(17)	11,425	*	11,425	-	-
Dwight T. Smith(17)	11,425	*	11,425	-	-
John F. Barrett(17)	11,425	*	11,425	-	-
Loop Capital Markets LLC(19)	10,406	*	10,406	-	-
Maurice E. Coffey(17)	7,621	*	7,621	-	-
Robert L. Robinson(17)	7,305	*	7,305	-	-
Steven A. Davis(20)	12,879	*	7,167	5,712	*
Gary E. McCullough(17)	6,154	*	6,154	-	-
Jules P. Kaufman(17)	6,068	*	6,068	-	-
Daniel Gregory Pettifer(17)	5,712	*	5,712
Hubert Humphrey(17)	5,712	*	5,712	-	-
Thomas Chard(17)	5,712	*	5,712	-	-
Houston Johnson, Inc. dba HJI Supply Chain Solutions(17)	5,712	*	5,712	-	-
Warner Andrew Myers(17)	5,712	*	5,712	-	-
Brian O’Neil(17)	8,081	*	5,712	2,369	*
JM Legacy LLC(17)	5,712	*	5,712	-	-
Michael Edward Besse(17)	5,712	*	5,712	-	-
SDL Strategic Consultants, LLC(20)	5,712	*	5,712	-	-
Steven W. Moore Trust(18)	5,712	*	5,712	-	-
Thomas Davenport(17)	4,471	*	4,471	-	-
Mary E. Carethers(17)	4,414	*	4,414	-	-
Tandy & Associates, LLC(17)	3,454	*	3,454	-	-
Woodrow Keown Jr. (17)	2,595	*	2,595	-	-
Samuel Ross, Jr. (21)	4,132	*	2,253	1,879	*
Ray D. Lotts(17)	1,879	*	1,879	-	-
U.S. Bank, CUST FBO Samuel Ross, Jr. IRA (21)	1,879	*	1,879	-	-

	Shares Beneficially Owned		Maximum Number of Shares That May be Offered Pursuant to	Shares Beneficially Owned after this Offering
	Shares	% of Ownership	this Prospectus	Shares	% of Ownership
Gregory L. Forte(17)	939	*	939	-	-
Wadye E. Morton(17)	939	*	939	-	-
Lonnie C. Grayson(17)	939	*	939	-	-
Beverly Ann Grant(17)	653	*	653	-	-
Jonathan Lenhart Gill(17)	647	*	647	-	-
Gary A. Dowdell(17)	470	*	470	-	-
Mary A. Hemmer(17)	470	*	470	-	-
Vanessa Ann Bishop-Moore(17)	470	*	470	-	-
William S. Morton(17)	470	*	470	-	-
Empower MediaMarketing, Inc.(17)	470	*	470	-	-
Rachel S. McKee(17)	470	*	470	-	-
Roland P. McKee(17)	470	*	470	-	-
The Dwight and Melanie Moody Family Trust u/a dtd 1/30/2018(17)	470	*	470	-	-
Thomas E. Shockley Jr.(17)	470	*	470	-	-
Stephen L. Hightower(17)	470	*	470	-	-
Margaraet H. Wyant(17)	470	*	470	-	-
Michael A. Smart(17)	230	*	230	-	-

*	Represents beneficial ownership of less than 1%.

(1)	The shares of Common Stock beneficially owned by Onyx Enterprises Canada Inc. (“OEC”) to which this prospectus relates are being offered for resale pursuant to the 2020 RRA and SSA Section 4(e). Prashant Pathak, the Chairman of the Board of the Company, serves as the President and a director of OEC. Mr. Pathak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	The shares of Common Stock beneficially owned by Stanislav Royzenshteyn to which this prospectus relates are being offered for resale pursuant to the 2020 RRA. Mr. Royzenshteyn is a founder of, and former director, stockholder, president and chief executive officer of, Onyx.

(3)	The shares of Common Stock beneficially owned by Roman Gerashenko to which this prospectus relates are being offered for resale pursuant to the 2020 RRA. Mr. Gerashenko is a founder of, and former director, stockholder and chief executive officer of, Onyx.

(4)	The shares of Common Stock beneficially owned by Alyeska Master Fund, L.P. to which this prospectus relates are being offered for resale pursuant to the 2017 RRA. Alyeska Master Fund, L.P. is a non-managing member of the Sponsor, and as such is not a beneficial owner of the shares of Common Stock held by the Sponsor.

(5)	The shares of Common Stock beneficially owned by the Sponsor to which this prospectus relates are being offered for resale pursuant to the 2017 RRA. The Sponsor may distribute a portion of the shares of Common Stock for which it is the owner of record to certain of its members and vendors prior to resale.

(6)	The shares of Common Stock beneficially owned by F-Cubed Investments, LLC to which this prospectus relates are being offered for resale pursuant to SSA Section 4(e).

(7)	The shares of Common Stock beneficially owned by Park West Investors Master Fund, Limited to which this prospectus relates are being offered for resale pursuant to the 2017 RRA. Park West Investors Master Fund, Limited is a non-managing member of the Sponsor, and as such is not a beneficial owner of the shares of Common Stock held by the Sponsor.

(8)	The shares of Common Stock beneficially owned by Coliseum Capital Partners, L.P. to which this prospectus relates are being offered for resale pursuant to the 2017 RRA. Christopher Shackelton was on the advisory committee of Legacy prior to the Business Combination. Mr. Shackelton is the co-founder and managing partner of Coliseum Capital Management, LLC, which is the investment adviser of Coliseum Capital Partners, L.P. Coliseum Capital Partners, L.P. is a non-managing member of the Sponsor, and as such is not a beneficial owner of the shares of Common Stock held by the Sponsor.

(9)	The shares of Common Stock beneficially owned by Blackwell Partners, LLC - Series A to which this prospectus relates are being offered for resale pursuant to the 2017 RRA. Christopher Shackelton was on the advisory committee of Legacy prior to the Business Combination. Mr. Shackelton is the co-founder and managing partner of Coliseum Capital Management, LLC, which has discretion over the shares of Common Stock held by Blackwell Partners LLC - Series A. Blackwell Partners, LLC - Series A is a non-managing member of the Sponsor, and as such is not a beneficial owner of the shares of Common Stock held by the Sponsor.

(10)	The shares of Common Stock beneficially owned by Park West Partners International, Limited to which this prospectus relates are being offered for resale pursuant to the 2017 RRA. Park West Partners International, Limited is a non-managing member of the Sponsor, and as such is not a beneficial owner of the shares of Common Stock held by the Sponsor.

(11)	The shares of Common Stock beneficially owned by Graydon Head & Ritchey LLP to which this prospectus relates are being offered for resale pursuant to SSA Section 4(e). Graydon Head & Ritchey LLP served as legal counsel to Legacy from August 13, 2020 through the Closing in connection with the Business Combination.

(12)	The shares of Common Stock beneficially owned by Interest Solutions, LLC to which this prospectus relates are being offered for resale pursuant to SSA Section 4(e). ICR, LLC, the managing entity of Interest Solutions, LLC, has provided consulting services to Legacy. Interest Solutions, LLC may be deemed an underwriter as an affiliate of a broker-dealer.

(13)	Consists of (a) 154,227 shares of Common Stock held directly by Mr. Rigaud, (b) 914,143 shares of Common Stock held by Legacy Acquisition Sponsor I LLC over which Mr. Rigaud may share voting and investment power with Mr. White and Mr. McCall and (c) 80,000 warrants to purchase shares of Common Stock that are currently exercisable. Mr. Rigaud is a director of the Company and the managing member of Legacy Acquisition Sponsor I LLC and disclaims beneficial ownership of such shares held by Legacy Acquisition Sponsor I LLC, except to the extent of his pecuniary interest therein. The shares of Common Stock beneficially owned by Mr. Riguad to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

(14)	Consists of 134,342 shares of Common Stock held directly by Mr. White, and 914,143 shares of Common Stock held by Legacy Acquisition Sponsor I LLC over which Mr. White may share voting and investment power with Mr. Rigaud and Mr. McCall. Mr. White is a director of the Company and a member of Legacy Acquisition Sponsor I LLC and disclaims beneficial ownership of such shares held by Legacy Acquisition Sponsor I LLC, except to the extent of his pecuniary interest therein. The shares of Common Stock beneficially owned by Mr. White to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

(15)	Consists of 130,045 shares of Common Stock held directly by Mr. McCall, and 914,143 shares of Common Stock held by Legacy Acquisition Sponsor I LLC over which Mr. McCall may share voting and investment power with Mr. Rigaud and Mr. White. Mr. McCall is a director of the Company and a member of Legacy Acquisition Sponsor I LLC and disclaims beneficial ownership of such shares held by Legacy Acquisition Sponsor I LLC, except to the extent of his pecuniary interest therein. The shares of Common Stock beneficially owned by Mr. McCall to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

(16)	Blue Valor Limited, an indirect, wholly-owned subsidiary of Blue Focus Intelligent Communications Group Inc., and Legacy Acquisition Corp., predecessor to the Company, entered into the Amended and Restated Share Exchange Agreement, dated as of December 2, 2019, as amended on March 13, 2020, which was subsequently terminated.

(17)	The selling stockholder is a member of Legacy Acquisition Sponsor I LLC, and the shares of Common Stock beneficially owned by the selling stockholder to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

(18)	Mr. Moore and Steven W. Moore Trust UAD 3-21-2003 are members of Legacy Acquisition Sponsor I LLC. Mr. Moore owns 15,161 shares individually and 5,712 shares through Steven W. Moore Trust UAD 3-21-2003, of which Mr. Moore is the trustee and beneficiary, and the shares of Common Stock beneficially owned by Mr. Moore and Steven W. Moore Trust UAD 3-21-2003 to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

(19)	Loop Capital Markets LLC is a member of Legacy Acquisition Sponsor I LLC, and the shares of Common Stock beneficially owned by Loop Capital Markets LLC to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA. Loop Capital Markets LLC, a broker-dealer, may be deemed an underwriter with respect to this offering.

(20)	Mr. Davis and SDL Strategic Consultants LLC are members of Legacy Acquisition Sponsor I LLC. Mr. Davis owns 7,167 shares individually and 5,712 shares through SDL Strategic Consultants LLC, of which Mr. Davis is the managing member, and the shares of Common Stock beneficially owned by Mr. Davis and SDL Strategic Consultants LLC to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

(21)	Mr. Ross and U.S. Bank, CUST FBO Samuel Ross, Jr. IRA are members of Legacy Acquisition Sponsor I LLC. Mr. Ross owns 2,253 shares individually and 1,879 shares through U.S. Bank, CUST FBO Samuel Ross, Jr. IRA, and the shares of Common Stock beneficially owned by Mr. Ross and U.S. Bank, CUST FBO Samuel Ross, Jr. IRA to which this prospectus relates are being offered for resale pursuant to Legacy Acquisition Sponsor I LLC’s rights under the 2017 RRA.

Certain Relationships with Selling Stockholders

Stockholder Support Agreements

Concurrently with the execution of the Business Combination Agreement, Legacy entered into a Stockholder Support Agreement with each of Onyx’s stockholders (collectively, the “Stockholder Support Agreements”). Onyx’s minority stockholders were obligated to sign the Stockholder Support Agreements based on the majority stockholders’ use of drag-along provisions. The minority stockholders’ Stockholder Support Agreements were signed by the Onyx majority stockholder utilizing the power of attorney granted to it under the Stockholders Agreement. Pursuant to the Stockholder Support Agreements, the Onyx stockholders agreed not to transfer any of their shares of capital stock in Onyx (the “Onyx Shares”), until the earlier of the consummation of the First Merger, the termination of the Business Combination Agreement, or the termination of the Stockholder Support Agreements. The Onyx stockholders further agreed to, among other things, (i) vote their Onyx Shares (x) to approve the Business Combination Agreement, the Business Combination and any other transactions contemplated thereby, and (y) against any merger or other business combination transaction (other than the Business Combination) that would reasonably be expected to prevent or otherwise adversely affect the Business Combination and any other transactions contemplated thereby, (ii) appoint Legacy as its proxy and attorney-in-fact, with full power of substitution and re-substitution, to vote Onyx Shares in favor of the Business Combination, (iii) waive any dissenters rights to which the Onyx stockholders may have pursuant to the New Jersey Business Corporation Act, (iv) abstain from joining or commencing any action against any parties to the Business Combination Agreement, and (v) release all parties to the Business Combination Agreement from any and all claims, as well as waive or relinquish rights to claims against the parties to the Business Combination Agreement that the Onyx stockholders or any of their affiliates may have had in the past, may now have or may have in the future, subject to certain exceptions, as described therein, including without limitation, any rights related to the Stockholder Litigation (as defined in the Business Combination Agreement).

On October 3, 2020, counsel to the defendants in the Stockholder Litigation received a letter from counsel to the Onyx minority stockholders objecting to Onyx Enterprises Canada Inc.’s use of the “drag-along right” under Section 4.5 of the Stockholders Agreement, and the proxy granted pursuant to Section 5.1 of the Stockholders Agreement to execute (i) the stockholder written consent, dated September 18, 2020, approving the Business Combination Agreement and (ii) the Stockholder Support Agreement, dated October 30, 2020, in each case on behalf of the minority stockholders. The letter also describes the Business Combination as unlawful and threatens further unspecified actions by the minority stockholders. See the section titled “Business—Legal Proceedings” for more information on the Stockholder Litigation.

2020 RRA

At the Closing, the Company and the Onyx stockholders receiving shares of Common Stock as consideration (the “Onyx Holders”) entered into the 2020 RRA, pursuant to which this registration statement is filed, to provide the Onyx Holders with registration rights with respect to certain outstanding shares of Common Stock and any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization.

Pursuant to the terms of the 2020 RRA, the Onyx Holders are entitled, after the expiration of a lock-up, to request (i) up to three written demands for registration, (ii) “piggy-back” registration in connection with any proposal of the Company to file a registration statement under the Securities Act and (iii) Form S-3 registrations, all subject to certain minimum requirements and customary conditions. The 2020 RRA provides for certain instances in which the Company may defer registration: if (A) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, an initiated registration by the Company and provided that the Company has delivered written notice to the Onyx Holders prior to receipt of a demand registration and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable registration statement to become effective; (B) the Onyx Holders have requested an Underwritten Registration (as defined in the 2020 RRA) and the Company and the Onyx Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such registration statement at such time. In connection with the Company’s obligation to register certain shares of Common Stock held by the Sponsor pursuant to the A&R Sponsor Support Agreement (as described below), the Onyx Holders have requested a “piggy-back” registration, pursuant to which this registration statement is filed.

The 2020 RRA includes a lock-up period which provides that the Onyx Holders shall not transfer any shares of Common Stock issued to such Onyx Holder as part of the Closing Share Consideration that may have been issued to such Onyx Holder prior to the earlier of (i) the first anniversary of the Closing, (ii) the date, following the 180th day after the date of the Closing, on which the volume weighted average per share price (“VWAP”) of Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (iii) the date, following the 270th day after the Closing, on which the VWAP of Common Stock equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), or (iv) the Company’s completion of a liquidation, merger, stock exchange or other similar transaction that results in all of the Onyx Holders having the right to exchange their shares of Common Stock for cash, securities or other property.

A&R Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor, Legacy and the Stockholder Representative entered into a sponsor support agreement (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, immediately prior to the Closing, (i) assign and transfer to Onyx for cancellation 3,000,000 shares of Legacy’s Class F Common Stock (the “Forfeited Shares”) and (ii) assign and transfer to Onyx for cancellation 14,587,770 of its private placement warrants to purchase shares of Legacy’s Class A Common Stock (the “Equity Reduction Warrants”), which excluded the Sponsor-Investor Private Warrants. The Forfeited Shares and the Equity Reduction Warrants were each forfeited as partial consideration for the Sponsor Deferred Shares (as defined below).

The Sponsor further agreed that (i) if the amount of funds available in the trust account established by Legacy for the benefit of its stockholders holding shares of Legacy’s Class A Common Stock, after giving effect to the exercise of redemption rights by the redeeming stockholders of Legacy, was less than $54,000,000, then immediately prior to the closing of the Business Combination, the Sponsor was to surrender and forfeit up to a maximum of 3,250,000 shares of Legacy’s Class F Common Stock (the “Equity Reduction Shares”), pursuant to a calculation described in the Sponsor Support Agreement and (ii) that if, and to the extent, that Legacy paid its transaction expenses from the trust account in excess of $16,400,000, then the Sponsor was to surrender and forfeit to Legacy up to a maximum of 3,250,000 shares of Legacy’s Class F Common Stock (the “Expense Reduction Shares”), pursuant to a calculation described in the Sponsor Support Agreement. In no event was the sum of the Expense Reduction Shares and the Equity Reduction Shares to exceed 3,250,000 shares of Legacy’s Class F Common Stock.

The Sponsor had the ability to earn back up to 50% of the sum of the number of Equity Reduction Shares and the number of Expense Reduction Shares based on the average trading share price of Common Stock over a 730 calendar day period immediately following the Closing (the “Sponsor Deferred Shares”).

On November 20, 2020, the Company entered into the Amended and Restated Sponsor Support Agreement (the “A&R Sponsor Support Agreement”) with the Sponsor and Shareholder Representative. Pursuant to the A&R Sponsor Support Agreement, prior to, and in connection with, the Closing, the Sponsor, among other things, (a) forfeited (i) 3,069,474 shares of Legacy’s Class F Common Stock and (ii) 14,587,770 warrants to purchase shares of Common Stock, (b) retained the rights to an aggregate of 4,430,526 shares of the Company’s Class F Common Stock, (c) assumed the obligation to pay the Buyer Transaction Expenses (as such term is defined in the Business Combination Agreement) and (d) retained the right to 1,502,129 shares of Common Stock should the Common Stock exceed $15.00 per share for any thirty-day trading period during the 730 calendar days after Closing. In addition, pursuant to the A&R Sponsor Support Agreement, 1,100,00 of the 4,430,526 shares of the Company’s Class F Common Stock retained by the Sponsor were retained in consideration of Sponsor’s contribution to Legacy of that certain direction notice provided by OEC to Sponsor, which direction notice was paid to OEC, as the sole holder of the preferred stock of Onyx, as consideration for $11,000,000 of the Preferred Payment (as such terms are defined in the Business Combination Agreement) of $20,000,000 that was otherwise payable in cash. The Company agreed to use commercially reasonable efforts to register 2,700,000 shares of the Company’s Class F Common Stock retained by Sponsor, pursuant to which agreement this registration statement is filed.

Sponsor Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and Legacy entered into the Amended and Restated Lock-up Agreement (the “Sponsor Lock-up Agreement”). Pursuant to the Sponsor Lock-up Agreement, the Sponsor agreed not to sell, or otherwise transfer its rights to, its shares of Common Stock of the Company, during the period commencing on the Closing and ending upon the earlier of (i) the first anniversary of the Closing, (ii) the date, following the 180th day after the date of the Closing, on which the VWAP of Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (iii) the date, following the 270th day after the Closing, on which the VWAP of Common Stock equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), or (iv) the Company’s completion of a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

2017 RRA

On November 16, 2017, the Company and the Sponsor entered into the 2017 RRA, pursuant to which this registration statement is filed, to provide the Sponsor with registration rights with respect to certain outstanding shares of Common Stock, certain outstanding shares of Common Stock issued or issuable upon conversion of the Legacy’s Class F common stock (the “Founder Shares”), certain warrants issued by the Company in a private placement (the “Private Placement Warrants”) and the Common Stock issued or issuable upon exercise of the Private Placement Warrants, and any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization. Coliseum Capital Partners, L.P., Blackwell Partners, LLC – Series A, Park West Investors Master Fund, Limited, Park West Partners International, Limited, and Alyeska Master Fund, L.P. (together with the Sponsor, the “Legacy Holders”), each a Selling Stockholder, are indirect beneficiaries of the Sponsor’s rights under the 2017 RRA as members of the Sponsor. At the Closing, the Founder Shares automatically converted into shares of Common Stock on a one-for-one basis and the Private Placement Warrants were converted into cash and shares of Common Stock.

Pursuant to the terms of the 2017 RRA, the Legacy Holders are entitled, after the Closing of the Business Combination, to request (i) up to three written demands for registration, (ii) “piggy-back” registration in connection with any proposal of the Company to file a registration statement under the Securities Act and (iii) Form S-3 registrations, all subject to certain minimum requirements and customary conditions. The 2017 RRA provides for certain instances in which the Company may defer registration: if (A) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, an initiated registration by the Company and provided that the Company has delivered written notice to the Legacy Holders prior to receipt of a demand registration and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable registration statement to become effective; (B) the Legacy Holders have requested an Underwritten Registration (as defined in the 2017 RRA) and the Company and the Legacy Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such registration statement at such time.

The 2017 RRA includes lock-up periods which provide that (A) the Legacy Holders shall not transfer the Founder Shares (the “Founder Shares Lock-up”) except to those permitted transferees as set forth in that certain letter agreement, dated as of November 16, 2017, by and between the Company, the Sponsor and the members of the Sponsor party thereto (the “Letter Agreement”), prior to the earlier of (i) the first anniversary of the Closing, (ii) subsequent to the Closing, (x) if the last sale price of Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property; and (B) the Legacy Holders shall not transfer the Private Placement Warrants or any shares of Common Stock issued upon their exercise until 30 days after the Closing (the “Private Warrants Lock-up”). In connection with the Closing, the Company terminated the Letter Agreement, thereby nullifying the Founder Shares Lock-up. The Private Warrant Lock-up expired pursuant to its terms on December 20, 2020.

Business Combination Agreement Lock-Up

Under the Business Combination Agreement, each holder of Common Stock agreed that such holder would not transfer any Buyer Common Stock issued to such holder as part of the Closing share consideration that may have been issued to such holder prior to the earlier of (i) the first anniversary of the Closing, (ii) the date, following the 180th day after the Closing, on which the VWAP of Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (iii) the date, following the 270th day after the Closing, on which the VWAP of Common Stock equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), or (iv) Buyer’s completion of a liquidation, merger, stock exchange or other similar transaction that results in all of Buyer’s stockholders having the right to exchange their shares of Buyer Common Stock for cash, securities or other property.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2022 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change of control, and other arrangements, which are described under the section entitled “Executive Compensation.”

Indemnification Agreements

In connection with the Closing, the Company entered into indemnification agreements as of November 20, 2020 (the “PARTS iD Indemnification Agreements”), with each of its officers and directors. Each PARTS iD Indemnification Agreement provides for indemnification by the Company of certain expenses, judgments, liabilities, settlement amounts and costs and the advancement of certain expenses, each to the fullest extent not prohibited by applicable law, relating to claims, suits or proceedings arising from the director’s or officer’s service to the Company.

Indemnification Claims

In 2015, each of Stanislav Royzenshteyn and Roman Gerashenko (the “Founder Stockholders”) entered into indemnification agreements (the “Founder Indemnification Agreements”) with Onyx, relating to the Founder Stockholders’ services as directors or officers.

In connection with certain legal proceedings involving certain of our stockholders (the “Stockholder Litigation”), Onyx Enterprises Canada Inc. and its principals (the “Investor Stockholder and Principals”) have made claims directly against the Company alleging that the Company has an obligation to indemnify certain individuals affiliated with the Investor Stockholder and Principals pursuant to the PARTS iD Indemnification Agreements signed by the Company and such individuals. In addition, the Founder Stockholders have tendered a demand for indemnification to the Company under the Founder Indemnification Agreements arising from certain claims asserted against them by the Investor Stockholder and Principals in the Stockholder Litigation. See Note 7-Legal Matters of the Notes to Consolidated Financial Statements in this prospectus, for more information on the Stockholder Litigation and the related indemnification claims.

Convertible Notes and Warrants

On March 6, 2023 (the “Initial Closing Date”), the Company entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) whereby the Company agreed to issue and sell to certain investors (collectively, the “Investors”), in a private placement, (i) an aggregate principal amount of up to $10 million in junior secured convertible promissory notes (the “Convertible Notes”) and (ii) an aggregate of up to two million warrants to purchase the Company’s common stock at an exercise price of $0.50 per share (the “Warrants”), in one or more closings pursuant to the terms of the Purchase Agreement. All of the disinterested directors of the Company’s Board of Directors, as well as the disinterested directors of the Audit Committee, reviewed and approved the terms of the Purchase Agreement, Convertible Notes and Warrants. As of the Initial Closing Date, the Company issued and sold (i) an aggregate principal amount of $2,900,000 of Convertible Notes and (ii) an aggregate of 580,000 Warrants, of which $2,650,000 of Convertible Notes and 530,000 Warrants were purchased by entities affiliated with certain directors, officers and beneficial owners of the Company. Specifically, (1) Mr. Peker, a current director on our Board, purchased an aggregate principal amount of $250,000 of Convertible Notes and received 50,000 warrants to purchase common stock of the Company and (2) Mr. Rigaud, a current director on our Board, purchased an aggregate principal amount of $400,000 of Convertible Notes and received 80,000 warrants to purchase common stock of the Company.

On May 19, 2023, the Company entered into a Note and Warrant Purchase Agreement (the “Second Purchase Agreement”) whereby the Company agreed to issue and sell to certain investors (the “Purchasers”), in a private placement, (i) unsecured convertible promissory notes (the “New Convertible Notes”) in the aggregate principal amount of $1,000,000 and (ii) an aggregate of 2,083,333 warrants to purchase shares of the Common Stock, at an exercise price of $0.48 per share (the “New Warrants”). Lev Peker, the Chief Executive Officer and a director of the Company, purchased an aggregate principal amount of $750,000 of New Convertible Notes and received an aggregate of 1,562,500 New Warrants in this offering.

Certain Relationships with Selling Stockholders

See the section titled “Selling Stockholders—Certain Relationships with Selling Stockholders” for information on the Company’s transactions with the Selling Stockholders.

DESCRIPTION OF COMMON STOCK

The following summary of the material terms of our Common Stock is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Second Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and the Amended and Restated Bylaws (our “Bylaws”), which are exhibits to the registration statement of which this prospectus is a part. We urge to you read each of our Certificate of Incorporation and our Bylaws in their entirety for a complete description of the rights and preferences of our Common Stock.

Authorized and Outstanding Stock

Our Certificate of Incorporation authorizes the issuance of 111,000,000 shares of capital stock, $0.0001 par value per share, consisting of (a) 110,000,000 shares of common stock, including 100,000,000 shares of Class A common stock (referred to as “Common Stock” in other sections of this prospectus) and 10,000,000 shares of Class F common stock, and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

As of March 31, 2023, there were approximately 34,825,971 shares of Class A common stock outstanding, and excludes, as of such date:

●	4,904,596 additional shares of Common Stock reserved and available for future issuances under the 2020 EIP, of which 2,580,445 shares were subject to outstanding awards;

●	2,043,582 additional shares of Common Stock reserved and available for future issuances under the 2020 ESPP;

●	750,000 additional shares of Class A common stock reserved for issuance pursuant to indemnification escrow obligations under the Business Combination Agreement (any unused portion of which reserved shares will be issued to Onyx Enterprises Canada Inc., Roman Gerashenko and Stanislav Royzenshteyn, each a Selling Stockholder, according to their pro rata share of common stock of Onyx prior to the Closing, pursuant to the Business Combination Agreement);

●	3,663,333 additional shares of Class A common stock that may be issuable upon the exercise of outstanding warrants.

As of March 31, 2023, there were no shares of Class F common stock outstanding, and no shares of Preferred Stock outstanding. The outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable. Certain outstanding shares of Class A common stock are covered by this registration statement.

Class A Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, the holders of Class A common stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of Class A common stock and Class F common stock are entitled to one vote per share, voting together as a single class, on matters to be voted on by stockholders.

Dividends

Subject to the rights of holders of Preferred Stock, holders of Class A common stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor. We have not paid any cash dividends on the Class A common stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness incurred.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Class A common stock, together with holders of Class F common stock, will be entitled to receive an amount of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied, ratably in proportion to the number of shares of Class A common stock (on an as-converted basis with respect to the Class F common stock) held.

Preemptive or Other Rights

Our stockholders have no preemptive or other subscription rights and there are no sinking fund, redemption provisions or conversion provisions applicable to Class A common stock.

Class A Common Stock as Potentially Limited by Issuance of Preferred Stock

The Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of Preferred Stock. The Board is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A common stock and could have anti-takeover effects. The ability of our Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 15% of our assets. However, the above provisions of Section 203 do not apply if:

●	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our authorized but unissued capital stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved capital stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing such suit will be deemed to have consented to service of process on such stockholder’s counsel. In addition, our Bylaws require that the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, unless and until our Bylaws are amended in this respect, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our shares of common stock shall be deemed to have notice of and to have consented to these provisions of our Certificate of Incorporation and Bylaws. In addition, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Special meetings of stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board, by our Chief Executive Officer or by our Chairman of the Board.

Advance notice requirements for stockholder proposals and director nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the Company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Securities Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

No action by written consent

Our Certificate of Incorporation provides that any action required or permitted to be taken by our stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Classified Board of Directors

Our Certificate of Incorporation provides that our Board is divided into two classes, Class I and Class II, with members of each class serving staggered two-year terms and that the authorized number of directors may be changed only by resolution of the Board. As a result, in most circumstances, a person can gain control of our Board only by successfully engaging in a proxy contest at two or more annual meetings.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors within the class of directors up for election.

Subject to the terms of any Preferred Stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may be filled only by vote of a majority of our directors then in office.

Our Transfer Agent

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of Common Stock then outstanding; or

●	the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Following the Closing, we were no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of applicable restricted securities.

Lock-Up Restrictions

See the section titled “Selling Stockholders—Certain Relationships with Selling Stockholders” for information on lock-up restrictions to which certain Selling Stockholders are subject.

PLAN OF DISTRIBUTION

We are registering the resale by the Selling Stockholders or their permitted transferees from time to time of up to 30,498,486 shares of Common Stock.

We are required to pay all fees and expenses incident to the registration of the shares of our Common Stock to be offered and sold pursuant to this prospectus.

We will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. The aggregate proceeds to the Selling Stockholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Stockholders. The shares of Common Stock beneficially owned by the Selling Stockholders covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The term “Selling Stockholders” includes donees, pledgees, transferees or other successors in interest selling Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.

The Selling Stockholders may sell their shares by one or more of, or a combination of, the following methods:

●	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

●	to or through underwriters or broker-dealers;

●	in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

●	in privately negotiated transactions;

●	in options transactions;

●	through a combination of any of the above methods of sale; or

●	any other method permitted pursuant to applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares of Common Stock short and deliver the shares covered by this prospectus to close out such short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

A Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Stockholder or borrowed from any Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Stockholder may otherwise loan or pledge securities to a broker/dealer or other financial institution or other third party that in turn may sell the securities short using this prospectus. Such broker/dealer or other financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Stockholders may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated immediately prior to the sale (which commission, discounts and/or concessions may be in excess of costs in the types of transactions involved).

In offering the shares covered by this prospectus, the Selling Stockholders, including Loop Capital Markets LLC, which is a broker-dealer, Interest Solutions, LLC, which is an affiliate of a broker-dealer, and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents.

Certain Selling Stockholders who are entities rather than natural persons may distribute shares to their partners, members, shareholders or other owners, or to their vendors, in normal course, who may in turn sell the shares in the manner listed above.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages, liabilities, and expenses, including liabilities under the Securities Act, or the Selling Stockholders may be entitled to contribution. The Selling Stockholders have agreed to indemnify us against certain losses, claims, damages, liabilities, and expenses, including liabilities under the Securities Act, that may arise from information furnished to us in writing by the Selling Stockholders specifically for use in this registration statement, prospectus, or any amendment thereof or supplement thereto, or we may be entitled to contribution. We and the Selling Stockholders may indemnify any securities dealer that participates in transactions involving the sale of the shares to the same extent that we and the Selling Stockholders have indemnified each other.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Stock purchased in this offering by a non-U.S. holder (as defined below). This summary does not address all aspects of U.S. federal income tax consequences relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, nor under U.S. federal gift and estate tax laws, except to the limited extent provided below. In general, a “non-U.S. holder” means a beneficial owner of our Common Stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in tax consequences different from those summarized below. The remainder of this summary assumes that a non-U.S. holder holds shares of our Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).This summary does not address all aspects of United States federal income tax consequences that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address any estate or gift tax consequences, except to the limited extent provided below, or any aspects of U.S. state, local or non-U.S. taxes. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities, commodities or currencies, “controlled foreign corporation,” “passive foreign investment company,” partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), person who acquired shares of our Common Stock as compensation or otherwise in connection with the performance of services, person that owns, or is deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), person using the accrual method of tax accounting subject to special tax rules under Section 451(b) of the Code, or person who has acquired shares of our Common Stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax consequences that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Stock, you should consult your tax advisors.

If you are considering the purchase of our Common Stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our Common Stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Common Stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Common Stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Common Stock, the excess will be treated as gain from the disposition of our Common Stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”). Any such distribution will also be subject to the discussion below under the heading “Additional Withholding Requirements.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Common Stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Common Stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

●	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. Even if we are or become a United States real property holding corporation, provided that our Common Stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, our Common Stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding Common Stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our Common Stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). No assurance can be provided that our Common Stock will be considered to be regularly traded on an established securities market for purposes of the rules described above.

Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Common Stock will be U.S.-situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our Common Stock.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Common Stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our Common Stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Common Stock.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by DLA Piper LLP (US).

EXPERTS

The consolidated financial statements of PARTS iD, Inc. as of and for the years ended December 31, 2022 and 2021, included in this prospectus and registration statement have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act, with respect to the Common Stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

We also maintain an Internet website at www.partsidinc.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special shareholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D; and amendments to those documents. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell our Common Stock pursuant to this registration statement until the registration statement is filed with the SEC and is declared effective. This prospectus is not an offer to sell this Common Stock and it is not soliciting an offer to buy this Common Stock in any state where the offer or sale is not permitted.

PARTS iD, Inc.

PARTS iD, INC.

Condensed Consolidated Balance Sheets

As of March 31, 2023 and December 31, 2022

	March 31, 2023 (Unaudited)	December 31, 2022
ASSETS
Current assets
Cash	$457,262	$3,796,267
Accounts receivable	913,032	1,330,521
Inventory	1,596,593	2,505,259
Prepaid expenses and other current assets	3,882,936	3,775,055
Total current assets	6,849,823	11,407,102

Property and equipment, net	12,261,908	12,915,773
Intangible assets	12,966	262,966
Right-of-use assets	899,677	1,075,157
Security deposits	247,708	247,708
Total assets	$20,272,082	$25,908,706
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$38,098,587	$36,404,249
Customer deposits	1,169,758	3,098,119
Accrued expenses	5,616,938	5,793,044
Other current liabilities	1,119,031	2,279,138
Operating lease liabilities	568,531	688,188
Convertible notes payable, net	6,071,058	4,203,282
Warrants liability	153,000	551,000
Total current liabilities	52,796,903	53,017,020
Other non-current liabilities
Operating lease, net of current portion	331,148	386,866
Total liabilities	53,128,051	53,403,886

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS’ DEFICIT
Preferred stock, $0.0001 par value per share;
1,000,000 shares authorized and 0 issued and outstanding	-	-
Common stock, $0.0001 par value per share;
10,000,000 Class F shares authorized and 0 issued and outstanding	-	-
100,000,000 Class A shares authorized and 34,825,971 issued and outstanding, as of March 31, 2023 and December 31, 2022	3,411	3,411
Additional paid in capital	12,226,940	11,107,946
Accumulated deficit	(45,086,320)	(38,606,537)
Total shareholders’ deficit	(32,855,969)	(27,495,180)
Total liabilities and shareholders’ deficit	$20,272,082	$25,908,706

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARTS iD, INC.

Condensed Consolidated Statements of Operations

For the three months ended March 31, 2023 and 2022 (Unaudited)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Net revenue	$16,201,004	$94,892,148
Cost of goods sold	12,769,463	76,397,920

Gross profit	3,431,541	18,494,228

Operating expenses:
Advertising	1,144,140	9,701,292
Selling, general and administrative	6,028,918	11,672,727
Depreciation	1,998,916	1,954,462
Total operating expenses	9,171,974	23,328,481

Loss from operations	(5,740,433)	(4,834,253)

Change in fair value of warrants	(556,000)	-
Loss on extinguishment of debt	879,045	-
Interest expense	416,305	-
Loss before income tax benefit	(6,479,783)	(4,834,253)
Income tax benefit	-	(881,066)
Net loss	$(6,479,783)	$(3,953,187)

Loss per common share
Loss per share (basic and diluted)	$(0.19)	$(0.12)
Weighted average number of shares (basic and diluted)	34,825,971	33,965,804

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARTS iD, INC.

Condensed Consolidated Statements of Changes in Shareholders’ Deficit

For the three months ended March 31, 2023 and 2022 (Unaudited)

			Additional	Accumulated	Total
	Class A Common Stock		Paid In	Deficit	Shareholders’
	Shares	Amount	Capital	Amount	Deficit

Balance at January 1, 2022	33,965,804	$3,396	$6,973,541	$(20,682,657)	$(13,705,720)
Share based compensation	-	-	1,291,480	-	1,291,480
Net loss	-	-	-	(3,953,187)	(3,953,187)
Balance at March 31, 2022	33,965,804	$3,396	$8,265,021	$(24,635,844)	$(16,367,427)

Balance at January 1, 2023	34,825,971	$3,411	$11,107,946	$(38,606,537)	$(27,495,180)
Share based compensation	-	-	1,118,994	-	1,118,994
Net loss	-	-	-	(6,479,783)	(6,479,783)
Balance at March 31, 2023	34,825,971	$3,411	$12,226,940	$(45,086,320)	$(32,855,969)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PARTS iD, INC.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2023 and 2022 (Unaudited)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Cash Flows from Operating Activities:
Net loss	$(6,479,783)	$(3,953,187)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,998,916	1,954,462
Deferred tax benefit	-	(881,066)
Amortization of right-of-use-assets	175,478	248,391
Share based compensation expense	655,587	867,370
Change in fair value of warrants	(556,000)	-
Loss on extinguishment of debt	879,045	-
Write-off of debt issuance costs due to extinguishment of debt	230,498	-
Accretion of discount on convertible note payable	16,234	-
Changes in operating assets and liabilities:
Accounts receivable	417,489	(933,023)
Inventory	908,666	(217,534)
Prepaid expenses and other current assets	(107,881)	(659,802)
Accounts payable	1,694,338	(4,985,213)
Customer deposits	(1,928,361)	2,443,740
Accrued expenses	(176,106)	727,178
Operating lease liabilities	(175,478)	(248,391)
Other current liabilities	(1,160,004)	115,510
Net cash used in operating activities	(3,607,362)	(5,521,565)

Cash Flows from Investing Activities:
Purchase of property and equipment	-	(16,200)
Proceeds from sale of intangible asset	250,000	-
Website and software development costs	(881,643)	(1,837,962)
Net cash used in investing activities	(631,643)	(1,854,162)

Cash Flows from Financing Activities:
Repayment of note payable	(2,000,000)	-
Proceeds from convertible notes payable	2,900,000	-
Net cash provided by financing activities	900,000	-

Net change in cash	(3,339,005)	(7,375,727)
Cash, beginning of period	3,796,267	23,203,230
Cash, end of period	$457,262	$15,827,503

Supplemental non-cash disclosure:
Issuance of convertible warrants related to notes payable	$158,000	$-
Supplemental disclosure of cash flows information:
Operating cash outflow from operating leases	$98,426	$249,838
Cash paid for interest	$157,778	$-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PARTS iD, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 – Organization and Description of Business

Description of Business

PARTS iD, Inc., a Delaware corporation (the “Company,” “PARTS iD,” “we” “our” or “us”), is a technology-driven, digital commerce company focused on creating custom infrastructure and unique user experience within niche markets. PARTS iD has a product portfolio comprised of approximately 18 million SKUs, when fully available, an end-to-end digital commerce platform for both digital commerce and fulfillment, and a virtual shipping network comprising over 2,500 locations, approximately 4,500 active brands, and machine learning algorithms for complex fitment industries such as vehicle parts and accessories. Management believes that the Company is a market leader and proven brand-builder, fueled by its commitment to delivering an engaging shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The unaudited condensed consolidated financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows for the interim periods presented. The December 31, 2022 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. Results for interim periods should not be considered indicative of results for any other interim period or for the full year.

The unaudited condensed consolidated financial statements include the accounts of PARTS iD, Inc. and its wholly owned subsidiary PARTS iD, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Company’s critical accounting estimates and assumptions affecting the financial statements include revenue recognition, return allowances, allowance for credit losses, depreciation, inventory valuation, valuation of deferred income tax assets and the capitalization and recoverability of software development costs.

Stock Compensation

Compensation expense related to stock option awards and restricted stock units granted to certain employees, directors and consultants is based on the fair value of the awards on the grant date. If the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date is based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on fair value at the grant date rather than the fair value previously used at the service inception date or any subsequent reporting date. Forfeitures are recorded as they occur. The Company recognizes compensation cost related to time-vested options and restricted stock units with graded vesting features on a straight-line basis over the requisite service period. Compensation cost related to performance-vesting options and performance-based units, where a performance condition or a market condition that affects vesting exists, is recognized over the shortest of the explicit, implicit, or defined service periods. Compensation cost is adjusted depending on whether the performance condition is achieved. If the achievement of the performance condition is probable or becomes probable, the full fair value of the award is recognized. If the achievement of the performance condition is not probable or ceases to be probable, then no compensation cost is recognized or amounts previously recognized are reversed.

Concentration of Credit Risk

Financial instruments that expose the Company to a concentration of credit risk principally include cash and accounts receivable balances. The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows. The Company manages accounts receivable credit risk through its policy of limiting extensions of credit to customers. Substantially all customer orders are paid by credit card at the point of sale.

Going Concern

These condensed consolidated financial statements have been prepared in accordance with GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assts and satisfaction of liabilities in the normal course of business. We have operated with a negative working capital model since our inception. The Company has a working capital deficiency of approximately $45.9 million. We continue to face macro-economic headwinds and the resulting declining revenue and profitability, which increased the working capital deficit, and resulted in the use of approximately $3.6 million in cash from operating activities, of which $0.5 million was attributable to changes in working capital during the quarter ended March 31, 2023. With this, substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of the issuance of these condensed consolidated financial statements.

The accompanying condensed consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and does not reflect any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern.

To address liquidity concerns, the Company is pursuing additional financing and continues to restructure and optimize its operations including moderating capital investments, improving gross margin, reducing expenses, and renegotiating vendor payment terms. In addition, to address its liquidity needs, the Company recently obtained an aggregate of (i) $5 million of net funding from JGB (as discussed below) and (ii) $2.9 million from the sale and issuance of convertible notes and warrants (as discussed below). $2.0 million was used to pay JGB pursuant to the Amendment to the Loan Agreement (as discussed below).

PARTS iD has also retained Canaccord Genuity Group, Inc. (“Canaccord”) as its financial advisor and DLA Piper LLP (US) as its legal counsel to assist in evaluating potential strategic alternatives.

There can be no assurance that the evaluation of strategic alternatives will result in any potential transaction, or any assurance as to its outcome or timing. PARTS iD has not set a timetable for completion of the process and does not intend to disclose developments related to the process unless and until PARTS iD executes a definitive agreement with respect thereto, or the Board otherwise determines that further disclosure is appropriate or required.

Accounts Receivable

Accounts receivable balances include amounts due from customers. The Company periodically reviews its accounts receivable balances to determine whether an allowance for credit losses is necessary based on an analysis of past due accounts, historical occurrences of credit losses, existing economic conditions, and other circumstances that may indicate that the realization of an account is in doubt. As of March 31, 2023 and December 31, 2022 the Company determined that an allowance for credit losses was not necessary.

Inventory

Inventory consists of purchased goods that are immediately available-for-sale and are stated at the lower cost or net realizable value, determined using the first-in first-out method. Merchandise-in-transit directly from suppliers to customers is recorded in inventory until the product is delivered to the customer. As of March 31, 2023, and December 31, 2022, merchandise-in-transit amounted to $413,628 and $957,735, respectively. The risk of loss is transferred from the supplier to the Company at the shipping point. Since the purchased goods are immediately shipped directly from suppliers to customers the Company deemed that an inventory reserve for obsolete or slow-moving goods was unnecessary.

Other Current Assets

Other current assets include advances to vendors amounting to $2,204,192 and $1,796,680 as of March 31, 2023, and December 31, 2022, respectively, which is included in prepaid expenses and other current assets on the condensed consolidated balance sheets.

Website and Software Development

The Company capitalizes certain costs associated with website and software developed for internal use in accordance with ASC 350-50, Intangibles – Goodwill and Other – Website Development Costs, and ASC 350-40, Intangibles – Goodwill and Other – Internal Use Software, when both the preliminary project design and the testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts related to website and software development such as contractors’ fees, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project. Capitalization of such costs ceases when the project is complete and ready for its intended use. Capitalized costs are amortized over a three-year period commencing on the date that the specific module or platform is placed in service. Costs incurred during the preliminary stages of development and ongoing maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist of indefinite-lived domain names and are stated at cost less impairment losses, if any. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the undiscounted expected future cash flows related to the asset. If the comparison indicates that an impairment exists, the amount of the impairment is calculated as the difference between the excess of the carrying amount over the fair value of the asset. The Company has determined that there were no triggering events in the three months ended March 31, 2023 and 2022, and no impairment charges were necessary.

During the first quarter of 2023 the Company sold its Onyx.com domain name for $250,000.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset Class	Estimated useful lives
Video and studio equipment	5 years
Website and internally developed software	3 years
Computer and electronics	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or lease term

Accounts Payable

Accounts payable as of March 31, 2023, consisted of amounts payable to vendors of $34.8 million and credit card payable of $3.3 million payable to a credit card company. The Company has not reached a definitive agreement with the credit card company on paying off the balance owed. The Company stopped making any payments and is responsible for late fees and any interest on the outstanding balance. As of December 31,2022, accounts payable consisted of amounts payable to vendors of $33.1 million and $3.3 million credit card payable to the same credit card company mentioned above.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This standard replaced all previous accounting guidance on this topic, eliminated all industry-specific guidance and provided a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires companies to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identifies contracts with customers; (ii) identifies performance obligation(s); (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligation(s); and (v) recognizes revenue when (or as) the Company satisfies each performance obligation.

The Company recognizes revenue on product sales through its website as the principal in the transaction as the Company has concluded it controls the product before it is transferred to the customer. The Company controls products when it is the entity responsible for fulfilling the promise to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk from shipment through the delivery date, has discretion in establishing prices, and selects the suppliers of products sold.

Sales discounts earned by customers at the time of purchase and taxes collected from customers, which are remitted to governmental authorities, are deducted from gross revenue in determining net revenue. Allowances for sales returns are estimated and recorded based on historical experience and reduce product revenue, inclusive of shipping fees, by expected product returns. Allowances for sales returns at March 31, 2023 and December 31, 2022, were $1,210,692 and $549,250, respectively.

The Company has two types of contractual liabilities: (a) amounts received from customers prior to the delivery of products are recorded as customer deposits in the accompanying condensed consolidated balance sheets and are recognized as revenue when the products are delivered, which amounted to $1,169,758 and $3,098,119 at March 31, 2023 and December 31, 2022, respectively, and (ii) site credits (which are initially recorded in accrued expenses and are recognized as revenue in the period they are redeemed), amounting to $3,533,519 and $3,414,019 at March 31, 2023 and December 31, 2022, respectively.

Cost of Goods Sold

Cost of goods sold consists of the cost of product sold to customers, plus shipping and handling costs and shipping supplies, net of vendor rebates.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred $1.1 million in advertising costs during the quarter ended March 31, 2023, and $9.7 million during the quarter ended March 31, 2022.

Income Taxes

The Company is a C corporation for U.S. federal income tax purposes. Accordingly, the Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates for years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced by the amount of any tax benefit that, based on available evidence, is not expected to be realized, and a corresponding allowance is established. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Company’s various income tax returns for the reporting year.

ASC 740 also provides guidance on the accounting for uncertain tax positions recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, management concluded that there are no significant uncertain tax positions requiring recognition in the Company’s condensed consolidated financial statements. The Company files U.S. federal and State of New Jersey tax returns and had no unrecognized tax benefits at March 31 ,2023 and December 31, 2022.

The Company’s policy for recording interest and penalties associated with audits is to record such expenses as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the quarters ended March 31, 2023 and 2022. Management is currently unaware of any issues under review that could result in significant payments, accruals, or material deviations from its filing positions.

Earnings (Loss) Per Share

For the quarters ended March 31, 2023 and 2022, basic net loss per common share was determined by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of calculating diluted net loss per common share, the denominator includes both the weighted average common shares outstanding and the number of common stock equivalents if the inclusion of such common stock equivalents would be dilutive. Dilutive common stock equivalents potentially include performance-based stock units and unvested restricted stock units using the treasury stock method. For all periods presented, there is no difference in the number of shares used to compute basic and diluted net loss per common share due to the Company’s net loss.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which requires an “incurred loss” methodology for recognizing credit losses that delays recognition until it is probable that a loss has been incurred. This ASU is effective for smaller reporting companies for years beginning January 1,2023. The Company adopted Topic 326 on January 1, 2023, and the adoption of this guidance did not have a material impact on the condensed consolidated financial statements.

Certain Significant Risks and Uncertainties

In February 2022, the Russian Federation launched a full-scale invasion against Ukraine, and sustained conflict and disruption in the region is ongoing. The Company’s engineering and product data development team as well as back office and part of its customer service center are in Ukraine. The Company’s ability to maintain adequate liquidity for its operations is dependent upon several factors, including its revenue and earnings, the impacts of COVID-19 and Russian-Ukraine conflict on macroeconomic conditions, and its ability to take further cost savings and cash conservation measures if necessary. The Russian-Ukraine conflict could have a material adverse effect upon the Company.

Significant Accounting Policies

There have been no significant changes from the significant accounting policies disclosed in Note 2 of the “Notes to Consolidated Financial Statements” included in our Annual Report on Form 10-K for the year ended December 31, 2022 (our “2022 Form 10-K”).

Note 3 – Property and Equipment

Property and equipment consisted of the following as of:

	March 31, 2023	December 31, 2022
Website and software development	$52,042,536	$50,697,486
Furniture and fixtures	851,926	851,926
Computers and electronics	1,015,853	1,015,853
Vehicles	325,504	325,504
Leasehold improvements	300,673	300,673
Video and equipment	176,903	176,903
Total - Gross	54,713,395	53,368,345
Less: accumulated depreciation	(42,451,487)	(40,452,572)
Total - Net	$12,261,908	$12,915,773

Depreciation of property and equipment for three months ended March 31, 2023 and 2022 was $1,998,916 and $1,954,462, respectively.

Note 4 – Leases

Operating Leases

The Company has lease arrangements for office spaces and an equipment lease. These leases expire at various dates through 2024.

As of and for the Three Months Ended March 31, 2023

Operating Lease Expense - net	$98,426

Additional Lease Information:
Weighted average remaining lease term-operating leases (in years)	2.0
Weighted average discount rate-operating leases	7%

Future minimum lease payments under non-cancellable leases as of March 31, 2023, were as follows:

April 1, 2023 to March 31, 2024	$445,381
April 1, 2024 to March 31, 2025	276,358
April 1, 2025 to September 30,2025	197,940
Total future minimum lease payments	$919,679
Less portion representing interest	(20,000)
Less current portion of lease obligations	(568,531)
Long term portion of lease obligations	$331,148

Note 5 – Debt

On October 21, 2022 (the “Closing Date”), the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with JGB Collateral, LLC, a Delaware limited liability company (“JGB”), in its capacity as collateral agent (the “Agent”) and the several financial institutions or entities that from time to time become parties to the Loan Agreement as lenders (collectively, the “Lender”).

The Loan Agreement provided for term loans in an aggregate principal amount of up to $11.0 million under two tranches. The tranches consist of (a) a first tranche consisting of term loans in the aggregate principal amount of $5.5 million, of which the entire amount was funded to the Company on the Closing Date (the “Initial Term Loan Advance”); and (ii) a second tranche consisting of term loans in the aggregate principal amount of an additional $5.5 million, which may funded to the Company by the Lender in its sole and absolute discretion (subject to the terms and conditions of the Loan Agreement) until the date that is six months after the Closing Date (the “Second Term Loan Advance” and together with the Initial Term Loan Advance, the “Term Loan Advances”). Each of the Term Loan Advances will be issued with an original issue discount of $500,000.

In connection with the entry into the Loan Agreement, with respect to the Initial Term Loan Advance, the Company issued to the Lender a warrant (the “Warrant”) to purchase 1,000,000 shares (the “Warrant Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”). The Warrant will be exercisable for a period of five years from the date of issuance at a per-share exercise price equal to $2.00, subject to certain adjustments as specified in the Warrant. If the Company seeks and obtains the Second Loan Term Advance in accordance with the terms of the Loan Agreement, the Company will issue another Warrant to the Lender to purchase 1,000,000 shares of the Company’s Common Stock at a per-share exercise price equal to $2.00 and otherwise on the same terms and conditions as the Warrant issued with respect to the Initial Term Loan Advance. The Warrant also provides for customary shelf and piggyback registration rights with respect to the Warrant Shares.

The effective interest rate on the Initial Term Loan Advance of $5.5 million note was 17.9%. The Company incurred debt issue issuance costs of approximately $165,000 in connection with this loan and recorded a discount of $500,000. As of December 31, 2022, the Company had $4.2 million outstanding net of amortization of debt issuance costs of $18,903 and $56,735 amortization of discount on the note. The Company incurred $166,527 of interest expense on the note during the quarter and year ended December 31, 2022. A portion of the note was attributed to the warrants for 1,000,000 shares of the Company’s stock which at the time of issuance had been valued at $799,000 using the Black-Scholes model. As of December 31, 2022, the fair value of the warrant was determined to be approximately $551,000 and at March 31, 2023 the fair value of the warrant was determined to be $73,000, and accordingly, the decrease in its value was recorded as a change in fair value of warrants on the condensed consolidated statement of operations. The loan requires the Company to make 30 monthly payments of $183,333 beginning on April 30, 2023, with the last payment due September 30, 2025. On January 6, 2023, the Company notified its Agent and Lender that it was not in compliance with the Consolidated Quarterly Net Revenue Covenant (as defined in the Loan Agreement) for the calendar quarter ended December 31, 2022. On February 22, 2023, the Company and JGB executed an amendment to the Loan Agreement (the “Amendment”) and on February 27, 2023, the Company repaid $2.0 million of the loan to JGB.

On February 22, 2023 the Company and the Agent executed an amendment to the Loan Agreement (the “Amendment”), which, among other things, (i) the Company agreed to repay the principal amount of the term loan to the Agent in the following installments: (A) $2 million on February 23, 2023, (B) $1 million on August 22, 2023 and (C) the entire remaining principal balance and all accrued but unpaid interest which remained at the original loan rate of 8.0% (including the Original Issue Discount, as defined in the Amendment) on August 22, 2024; (ii) the Agent agreed to withdraw the Notice of Default and not exercise its purported rights and remedies thereunder; (iii) the Lender may elect, at any time and from time to time, to convert any outstanding portion of the outstanding term loan into shares of the Company’s common stock at a conversion price of $0.50 per share; (iv) removed the “Cash Minimum” covenant of which the Company had to maintain unrestricted, unencumbered Cash (as defined in the Loan Agreement) of at least $2,000,000; (v) removed the EBITDA (as defined in the Loan Agreement) covenant of which the Company had to maintain at least the applicable EBITDA Target (as defined in the Loan Agreement) for each calendar quarter; (vi) removed the revenue covenant in which the Company had to maintain consolidated quarterly net revenue of at least $75 million each calendar quarter and (vii) provided a lien to JGB in the Company’s claims for trademark infringement against Volkswagen Group of America, Inc. pursuant to the lawsuit currently pending in the United States District Court for the District of New Jersey and captioned as Onyx Enterprises Int’l, Corp v. Volkswagen Group of America, Inc., and all proceeds and products thereof and United States District Court for the District of Massachusetts and captioned as Onyx Enterprises International Corp. v. ID Parts LLC, and all proceeds and products thereof (collectively, the “Volkswagen Trademark Claims”), provided that the Company can secure the Permitted Litigation Indebtedness (as defined in the Amendment) on the terms described in the Amendment.

In connection with the Amendment, the Company and the Agent entered into an Amended and Restated Intellectual Property and Security Agreement (the “A&R Security Agreement”) which amended and restated that certain Intellectual Property and Security Agreement, dated as of October 21, 2022. The A&R Security Agreement removed the exclusion of the Volkswagen Trademark Claims from the Agent’s security interest in the Company’s intellectual property.

The Amendment was accounted for as a debt extinguishment in accordance with ASC 470, which resulted in the Initial Term Loan Advance being derecognized and the convertible notes that were issued as a result of the Amendment being recorded at fair value with the difference resulting in a $879,045 loss on debt extinguishment for the three months ended March 31, 2023.

On March 6, 2023 (the “Initial Closing Date”), PARTS iD, Inc., a Delaware corporation (the “Company”), entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) whereby the Company agreed to issue and sell to certain investors (collectively, the “Investors”), in a private placement, (a) an aggregate principal amount of up to $10 million in junior secured convertible promissory notes (the “Convertible Notes”) and (i) an aggregate of up to two million warrants to purchase the Company’s common stock at an exercise price of $0.50 per share (the “Warrants”), in one or more closings pursuant to the terms of the Purchase Agreement. All the disinterested directors of the Company’s Board of Directors, as well as the disinterested directors of the Audit Committee, reviewed and approved the terms of the Purchase Agreement, Convertible Notes and Warrants. As of the Initial Closing Date, the Company issued and sold (a) an aggregate principal amount of $2,900,000 of Convertible Notes and (ii) an aggregate of 580,000 Warrants, of which $2,650,000 of Convertible Notes and 530,000 Warrants were purchased by entities affiliated with certain directors, officers, and beneficial owners of the Company. At the time of issuance the fair value of the Warrants was determined to be $158,000 using the Black-Scholes model. As of March 31, 2023, the fair value of the Warrants was determined to be $80,000, and accordingly, the decrease in their value was recorded as a change in fair value of warrants on the condensed consolidated statement of operations.

The Convertible Notes accrue interest at 7.75% per annum, compounded semi-annually and such interest may be paid at the option of the Company either in cash or common stock. Upon the Company’s sale and issuance of equity or equity-linked securities pursuant to which the Company receives aggregate gross proceeds of at least $3 million (a “Qualified Equity Financing”), the Convertible Notes are mandatorily convertible into shares of such equity securities sold in the Qualified Equity Financing. The Company may, at its option, redeem the Convertible Notes (including the outstanding principal and any accrued but unpaid interest thereon) for cash, in full or in part, if the Convertible Notes have otherwise not been converted within 180 days of the date of issuance. In addition, upon a Change of Control (as defined in the Convertible Notes) of the Company, the Convertible Notes shall be repaid in full at or before the closing of such transaction in cash.

The Convertible Notes are strictly subordinated to the (a) senior secured indebtedness incurred or owed by the Company pursuant to that certain Loan and Security Agreement, dated as of October 21, 2022, by and among the Company, its subsidiary PARTS iD, LLC, a Delaware limited liability company and JGB Collateral, LLC, a Delaware limited liability company, in its capacity as collateral agent and the several financial institutions or entities that from time to time become parties thereto, as amended by that certain Amendment to Loan and Security Agreement, dated as of February 22, 2023 (the “Loan Agreement”); and (ii) the Permitted Litigation Indebtedness (as defined in the Loan Agreement).

Subject to the subordination provisions described above and more fully described in the Convertible Notes, the Convertible Notes are secured by a junior security interest in all the Company’s rights, title, and interest in and to all the Company’s assets. The Convertible Notes mature on March 6, 2025.

The Warrants will expire after 5 years from the date of issuance and may not be exercised on a cashless basis. The Warrants provide that a holder of Warrants will not have the right to exercise any portion of its Warrants, if such holder, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Exchange Act would beneficially own in excess of 4.99%, of the number of shares of the Company’s Common Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that each holder may increase or decrease the Beneficial Ownership Limitation by giving notice to the Company, with any such increase not taking effect until the sixty-first day after such notice is delivered to the Company but not to any percentage in excess of 9.99%; provided that any holder of the Warrants that beneficially owns in excess of 19.99% of the number of shares of the Common Stock outstanding on the issuance date of the Warrants shall not be subject to the Beneficial Ownership Limitation.

The Company intends to use the proceeds from the issuance of the Convertible Notes and the Warrants for working capital purposes and the repayment of current indebtedness.

The Convertible Notes and the Warrants were issued by the Company in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act.

Note 6 – Shareholders’ Deficit

Preferred Stock

As of March 31, 2023, the Company had authorized for issuance a total of 1,000,000 shares of preferred stock, par value of $0.0001 per share (“Preferred Stock”). As of March 31, 2023 and December 31, 2022, no shares of Preferred Stock were issued or were outstanding. The Certificate of Incorporation of the Company authorizes the Board to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special, and other rights at the time of issue of any Preferred Stock.

Common Stock

As of March 31, 2023, and December 31, 2022, the Company had 34,825,971 shares of Class A common stock outstanding. As of March 31, 2023, and December 31, 2022, the Company had reserved 6,005,660 shares of Class A common stock for issuance as follows:

	Nature of Reserve	As of March 31, 2023	As of December 31, 2022
a.	Indemnification reserve: Upon the expiration of the indemnification period of two years as described in the Business Combination agreement, subject to the payments of indemnity claims, if any, the Company will issue up to 750,000 shares to former Onyx shareholders	750,000	750,000
b.	EIP reserve: Shares reserved for future issuance under the stockholder approved Parts iD, Inc. 2020 Equity Incentive Plan	3,212,078	3,212,078
c.	ESPP reserve: Shares reserved for future issuance under the stockholder approved Parts iD, Inc. 2020 Employee Stock Purchase Plan	2,043,582	2,043,582
	Total shares reserved for future issuance	6,005,660	6,005,660

Note 7 – Commitments and Contingencies

As of March 31, 2023, there were no material changes to the Company’s legal matters and other contingencies disclosed in Note 7 of the “Notes to Consolidated Financial Statements” included in our Annual Report on 2022 Form 10-K for the year ended December 31, 2022.

Note 8 – Stock-Based Compensation

During the three months ended March 31, 2023 and 2022, selling, general and administrative expenses included $655,587 and $867,370 of stock-based compensation expense, respectively.

During the three months ended March 31, 2023 and 2022, the Company capitalized $463,407 and $424,110, respectively, of stock-based compensation expense associated with awards issued to consultants who are directly associated with and who devote time to our internal-use software.

Equity Incentive Plan

In October 2020, in connection with the Business Combination, the Company’s stockholders approved the Parts iD, Inc. 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP became effective immediately upon the closing of the Business Combination. As of March 31, 2023, of the 4,904,596 shares of Class A common stock reserved for issuance under the 2020 EIP in the aggregate, 3,212,078 shares remained available for issuance.

The 2020 EIP provides for the grant of stock options, restricted stock, restricted stock units (“RSUs”), performance shares, performance units (“PSUs”), stock appreciation rights, other stock-based awards, and cash awards (collectively “awards”). The awards may be granted to employees, directors, and consultants of the Company.

Restricted Stock Units

The following table summarizes the activity related to restricted stock units (“RSUs”) during the three months ended March 31, 2023:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested balance on January 1, 2023	1,053,445	$4.67
Granted	-	$-
Vested	-	$-
Forfeited	(115,144)	$7.71
Unvested balance on March 31, 2023	938,301	$4.30

As of March 31, 2023, approximately $3.2 million of unamortized stock-based compensation expense was associated with outstanding RSUs, which is expected to be recognized over a remaining weighted average period of 0.6 years.

Performance Based Restricted Stock Units

The following table summarizes the activity related to performance based restricted stock units (“PSUs”) during the three months ended March 31, 2023:

PSU Type	Balance at January 1, 2023	Granted	Forfeited	Balance at March 31, 2023
Net revenue based	495,200	-	230,000	265,200
Weighted average grant date fair value	$8.00	$-	$6.71	$9.12
Cash flow based	123,800	-	57,500	66,300
Weighted average grant date fair value	$2.44	$-	$2.35	$2.52
Total	619,000	-	287,500	331,500

As of March 31, 2023, the performance criteria included in the PSUs plan are unlikely to be achieved and accordingly the Company has no accrual of stock-based compensation expenses associated with the outstanding PSUs. The weighted average period of 0.77 years was remaining before the expiration of outstanding PSUs.

Employee Stock Purchase Plan

In October 2020, in connection with the Business Combination, the Company’s stockholders approved the Parts iD, Inc. 2020 Employee Stock Purchase Plan (the “2020 ESPP”). There are 2,043,582 shares of Class A common stock available for issuance under the 2020 ESPP. The 2020 ESPP became effective immediately upon the closing of the Business Combination, but it has not yet been implemented. As of March 31, 2023, no shares had been issued under the 2020 ESPP.

Note 9 – Income Taxes

Deferred tax assets and liabilities are recognized based on temporary differences in financial statements and income tax carrying values using rates in effect for years such differences are to reverse. Due to uncertainties surrounding the Company’s ability to generate future taxable income and consequently realize such deferred income tax assets, a full valuation allowance has been established.

The disclosures regarding deferred tax assets included in our 2022 Form 10-K continue to be accurate for the three months ended March 31, 2023.

The Company does not currently anticipate any significant increase or decrease in the total amount of unrecognized tax benefits within the next twelve months.

None of the Company’s U.S. federal or state income tax returns are currently under examination by the Internal Revenue Service (the “IRS”) or state authorities. However, fiscal years 2017 and later remain subject to examination by the IRS and respective states.

Note 10 – Subsequent Events

On April 25, 2023, Lev Peker (age 41 as of the date of this report) was appointed by the Board of Directors (the “Board”) of the Company as its Chief Executive Officer and principal executive officer. Mr. Peker will also continue to serve as a director on the Board. Mr. Peker will replace Mr. John Pendleton, who has served as the Company’s Interim Chief Executive Officer and principal executive officer since February 17, 2023. Mr. Pendleton shall remain the Company’s Executive Vice President, Legal & Corporate Affairs after Mr. Peker’s appointment. Mr. Peker, has served as member of the Board since September 2022. Mr. Peker was formerly the Chief Executive Officer of CarLotz, Inc. (NASDAQ:LOTZ), which operates a consignment-to-retail used vehicle marketplace and provides its corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to easily access the retail sales channel. Prior to joining CarLotz, Inc., Mr. Peker was the Chief Executive Officer of CarParts.com (NASDAQ:PRTS) from January 2019 to April 2022, and before that Mr. Peker served as the Chief Marketing Officer of Adorama from July 2015 to January 2019. Mr. Peker also previously served as General Manager, Home Appliances and Tools at Sears Holding Corporation from August 2014 to July 2015 and as Vice President, Online Marketplaces and Manager, Financial Planning and Analysis at U.S. Auto Parts from March 2009 to August 2014 and from March 2008 to March 2009, respectively. Earlier in his career, Mr. Peker served as a Senior Financial Analyst at Smart & Financial, Economic and Valuation Services Senior Analyst at KPMG LLP and as a Transfer Pricing Senior Associate at PricewaterhouseCoopers LLP. Mr. Peker earned a Bachelor of Science degree in accounting from the University of Southern California, Marshall School of Business and an M.B.A. from the University of California Los Angeles, The Anderson School of Management. Mr. Peker is a Certified Public Accountant in the State of California.

On May 19, 2023, the Company issued to certain investors in a private placement (i) unsecured convertible promissory notes in the aggregate principal amount of $1,000,000 and (ii) an aggregate of 2,083,333 warrants to purchase shares of the Company’s Class A common stock at an exercise price of $0.48 per share. Lev Peker, the Chief Executive Officer and a director of the Company purchased an aggregate principal amount of $750,000 of these convertible notes and received an aggregate of 1,562,500 warrants in this offering. All the disinterested directors of the Company’s Board of Directors, as well as the disinterested directors of the Audit Committee, reviewed and approved the terms of the convertible notes and warrants.

The convertible notes accrue interest at 7.75% per annum compounded semi-annually. The convertible notes mature on May 19, 2025 (the “Maturity Date”). Effective on the Maturity Date, if the convertible notes have not otherwise been repaid by the Company in accordance with the terms and conditions set forth therein, then at the option of the purchasers, the outstanding balance of the convertible notes (including any accrued but unpaid interest thereon) (the “Note Amounts”) shall convert into that number of fully paid and nonassessable shares of the Company’s common stock at a conversion price equal to the respective Note Amounts (as defined in the convertible notes) divided by the conversion price (as defined in the convertible notes). The Company may prepay the note amounts at any time prior to the Maturity Date.

The convertible notes are strictly subordinated to the (i) senior secured indebtedness incurred or owed by the Company pursuant to that certain Loan and Security Agreement, dated as of October 21, 2022, by and among the Company, its subsidiary PARTS iD, LLC and JGB Collateral, LLC, in its capacity as collateral agent and the several financial institutions or entities that from time to time become parties thereto, as amended by that certain Amendment to Loan and Security Agreement, dated as of February 22, 2023 and (ii) Permitted Litigation Indebtedness (as defined in the Loan Agreement).

The warrants will expire after 5 years from the date of issuance and may not be exercised on a cashless basis. The warrants provide that a holder of warrants will not have the right to exercise any portion of its warrants, if such holder, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Exchange Act would beneficially own in excess of 4.99%, of the number of shares of the Company’s common stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that each holder may increase or decrease the Beneficial Ownership Limitation by giving notice to the Company, with any such increase not taking effect until the sixty-first day after such notice is delivered to the Company but not to any percentage in excess of 9.99%; provided that any holder of the Warrants that beneficially owns in excess of 19.99% of the number of shares of the Common Stock outstanding on the issuance date of the Warrants shall not be subject to the Beneficial Ownership Limitation.

Management has evaluated subsequent events through the date of these unaudited condensed consolidated financial statements and believes that all material subsequent events have been disclosed.

PARTS ID, INC.

Audited Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

PARTS iD, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of PARTS iD, Inc:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PARTS iD, Inc (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the entity has suffered recurring losses from operations, has experienced cash used from operations, and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, management follows the guidance provided in ASC 606, Revenue from Contracts with Customers for determining when revenue is recognized. Management satisfied their performance obligation when products are delivered, which is impacted by estimates of unshipped and undelivered orders. This determination is a matter of judgment that depends on an estimate of when products are delivered. Revenue was approximately $340.6 million during the year ended December 31, 2022. The estimated amount received from customers prior to the delivery of products are recorded as customer deposits on the Company’s consolidated balance sheets amounted to approximately $3.1 million as of December 31, 2022.

The principal considerations for our determination that satisfaction of the performance obligation was a critical audit matter related to the Company’s estimate of unshipped and undelivered orders.

How the Critical Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. The procedures for testing management’s estimate of unshipped and undelivered orders included gaining an understanding of how management estimated the completion of their performance obligation and testing management’s calculation supporting the estimate by vouching delivered items to delivery notifications generated by the common carrier. This included testing the completeness and accuracy of underlying historical data used as well as the application of that estimate at December 31, 2022.

Capitalization of Website and Software Development

Description of the Matter

As discussed in Notes 2 and 3 to the consolidated financial statements, the Company capitalizes certain costs related to website and software developed for internal use when those costs will result in significant additional functionality. The Company’s capitalized internal-use software asset, net of accumulated amortization, was approximately $12.1 million as of December 31, 2022. The Company capitalized approximately $5.7 million of internal-use software costs during the year ended December 31, 2022.

We identified the determination of capitalized internal-use software development costs as a critical audit matter because of the degree of subjectivity involved in assessing which projects met the capitalization criteria.

How the Critical Matter Was Addressed in the Audit

To test the capitalization of software, our audit procedures included, among others, performing substantive tests of detail to agree amount capitalized to supporting third party invoices and testing the data utilized by management to make the determination to capitalize or expense the transaction amount. We evaluated the Company’s policy including key judgments and evaluated data sources used by management in determining their judgments and, where necessary, included an evaluation of available information that either corroborated or contradicted management’s conclusions.

/s/ WithumSmith+Brown PC

We have served as the Company’s auditor since 2020.

Princeton NJ

April 17, 2023

PCAOB ID Number 100

PARTS iD, INC.

Consolidated Balance Sheets

As of December 31, 2022 and 2021

	2022	2021
ASSETS
Current assets
Cash	$3,796,267	$23,203,230
Accounts receivable	1,330,521	2,157,108
Inventory	2,505,259	5,754,748
Prepaid expenses and other current assets	3,775,055	4,874,704
Total current assets	11,407,102	35,989,790

Property and equipment, net	12,915,773	13,700,876
Intangible assets	262,966	262,966
Deferred tax assets	-	2,314,907
Right-of-use assets	1,075,157	-
Security deposits	247,708	267,707
Total assets	$25,908,706	$52,536,246

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$36,404,249	$40,591,938
Customer deposits	3,098,119	15,497,857
Accrued expenses	5,793,044	6,221,330
Other current liabilities	2,279,138	3,930,841
Operating lease liabilities	688,188	-
Notes payable, net of unamortized discount of $1,296,718	4,203,282	-
Warrants liability	551,000	-
Total current liabilities	53,017,020	66,241,966

Other non-current liabilities
Operating lease, net of current portion	386,866	-
Total liabilities	53,403,886	66,241,966

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ DEFICIT

Preferred stock, $0.0001 par value per share; 1,000,000 shares authorized and 0 issued and outstanding as of December 31, 2022 and 2021	-	-
Common stock, $0.0001 par value per share; 10,000,000 Class F shares authorized and 0 issued and outstanding as of December 31, 2022 and 2021	-	-
100,000,000 Class A shares authorized 34,825,971 and 33,965,804 issued and outstanding as of December 31, 2022 and 2021, respectively	3,411	3,396
Additional paid in capital	11,107,946	6,973,541
Accumulated deficit	(38,606,537)	(20,682,657)
Total shareholders’ deficit	(27,495,180)	(13,705,720)
Total liabilities and shareholders’ deficit	$25,908,706	$52,536,246

The accompanying notes are an integral part of these consolidated financial statements.

PARTS iD, INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2022 and 2021

	Year ended December 31,
	2022	2021

Net revenue	$340,596,365	$448,668,928
Cost of goods sold	276,920,256	358,439,239

Gross profit	63,676,109	90,229,689

Operating expenses:
Advertising	31,509,076	42,346,886
Selling, general and administrative	39,492,132	49,554,126
Depreciation	8,283,982	7,465,095
Total operating expenses	79,285,190	99,366,107
Loss from operations	(15,609,081)	(9,136,418)
Change in value of warrants	(248,000)	-
Interest expense	240,282	7,172
Loss before income tax expense (benefit)	(15,601,363)	(9,143,590)
Income tax expense (benefit)	2,322,517	(1,180,790)
Net loss	$(17,923,880)	$(7,962,800)

Net loss	$(17,923,880)	$(7,962,800)

Loss available to common shareholders	$(17,923,880)	$(7,962,800)

Loss per share (basic and diluted)	$(0.53)	$(0.24)
Weighted average number of shares (basic and diluted)	34,113,108	33,179,973

The accompanying notes are an integral part of these consolidated financial statements.

PARTS iD, INC.

Consolidated Statements of Changes in Shareholders’ Deficit

For the Years Ended December 31, 2022 and 2021

	Class A Common Stock		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2021	32,873,457	$3,287	$-	$(12,719,857)	$(12,716,570)
Shares issued on release of working capital reserve	299,999	30	(30)	-	-
Share-based compensation	792,348	79	6,973,571	-	6,973,650
Net loss for the year	-	-	-	(7,962,800)	(7,962,800)
Balance at December 31, 2021	33,965,804	3,396	6,973,541	(20,682,657)	(13,705,720)
Share-based compensation	148,645	15	4,171,905	-	4,171,920
Shares issued on RSU’s vesting	711,522	-	-	-	-
Capitalized equity raising costs	-	-	(37,500)	-	(37,500)
Net loss for the year	-	-	-	(17,923,880)	(17,923,880)
Balance at December 31, 2022	34,825,971	$3,411	$11,107,946	$(38,606,537)	$(27,495,180)

The accompanying notes are an integral part of these consolidated financial statements.

PARTS iD, INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	Year ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net loss	$(17,923,880)	$(7,962,800)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	8,283,981	7,465,095
Deferred tax expense (benefit)	2,314,907	(1,215,107)
Share-based compensation expense	2,444,246	4,852,985
Amortization of right-of-use asset	861,362	-
Gain on sale of fixed assets	(63,254)	-
Amortization of debt issuance costs	167,282	-
Decrease in value of warrants issued	(248,000)	-
Changes in operating assets and liabilities:
Accounts receivable	826,587	79,019
Inventory	3,316,964	(898,483)
Prepaid expenses and other current assets	1,052,551	936,628
Operating lease liabilities	(861,362)	-
Other assets	20,000	-
Accounts payable	(3,752,858)	4,960,025
Customer deposits	(12,399,738)	(687,791)
Accrued expenses	(853,519)	752,760
Other current liabilities	(1,680,172)	338,059
Net cash (used in) provided by operating activities	(18,494,903)	8,620,390

Cash Flows from Investing Activities:
Proceeds from sale of fixed assets	90,250	-
Purchase of property and equipment	(94,195)	(324,025)
Purchase of intangible assets	-	(25,214)
Website and software development costs	(5,704,021)	(7,250,921)
Net cash used in investing activities	(5,707,966)	(7,600,160)

Cash Flows from Financing Activities:
Principal paid on notes payable	-	(19,706)
Payment of debt issue costs	(166,594)	-
Proceeds from JGB loan - net	5,000,000	-
Payments of stock raising costs	(37,500)	-
Net cash provided by (used in) financing activities	4,795,906	(19,706)

Net change in cash	(19,406,963)	1,000,524
Cash, beginning of the year	23,203,230	22,202,706
Cash, end of the year	$3,796,267	$23,203,230

Supplemental non-cash disclosure
Right-of-use assets obtained in exchange for operating leases	$1,936,457	$-
Issuance of warrants related to JGB loan	$799,000	$-

Supplemental disclosure of cash flows information
Cash paid for interest	$88,000	$7,172
Cash paid for income taxes	$5,000	$7,209

The accompanying notes are an integral part of the consolidated financial statements.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Note 1 – Organization and Description of Business

Description of Business

PARTS iD, Inc., a Delaware corporation (the “Company,” “PARTS iD,” “we” “our” or “us”), is a technology-driven, digital commerce company focused on creating custom infrastructure and unique user experience within niche markets. PARTS iD has a product portfolio comprising approximately 18 million SKUs, an end-to-end digital commerce platform for both digital commerce and fulfillment, and a virtual shipping network comprising over 2,500 locations, over 5,000 active brands, and machine learning algorithms for complex fitment industries such as vehicle parts and accessories. Management believes that the Company is a market leader and proven brand-builder, fueled by its commitment to delivering an engaging shopping experience; comprehensive, accurate and varied product offerings; and continued digital commerce innovation.

Merger between Legacy Acquisition Corp. and Onyx Enterprises Int’l, Corp.

On November 20, 2020, Legacy Acquisition Corp., a special purpose acquisition company and publicly traded “shell company” (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) (“Legacy”), and Onyx Enterprises Int’l, Corp., a New Jersey corporation (“Onyx”), consummated a business combination (the “Business Combination”) pursuant to that Business Combination Agreement, dated as of September 18, 2020 (the “Business Combination Agreement”), by and among Legacy, Excel Merger Sub I, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Legacy and directly owned subsidiary of Merger Sub 2 as defined below (“Merger Sub 1”), Excel Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Legacy (“Merger Sub 2”), Onyx, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the stockholder representative, pursuant to which: (a) Merger Sub 1 merged with and into Onyx, with Onyx surviving as a direct wholly-owned subsidiary of Merger Sub 2, (b) Onyx merged with and into Merger Sub 2, with Merger Sub 2 surviving as direct wholly-owned subsidiary of Legacy, and (c) Legacy changed its name from Legacy Acquisition Corp. to PARTS iD, Inc. and Merger Sub 2 changed its name to PARTS iD, LLC.

At the effective time of the Business Combination, Legacy issued 24,950,958 shares of Class A common stock to Onyx shareholders and all outstanding shares of Legacy Class F common stock and warrants for Legacy Class A common stock were settled through a combination of cash, redemptions, cancellation and conversions into Class A common stock of the Company. In addition, all outstanding Onyx preferred shares were redeemed and settled through a combination of cash and issuance of Class A common stock of the Company.

The Business Combination was treated as a recapitalization and reverse acquisition for financial reporting purposes. Onyx is considered the acquirer for accounting purposes, and Legacy’s historical financial statements before the Business Combination have been replaced with the historical financial statements of Onyx in this and future filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, the operations of the Company are primarily comprised of the historical operations of Onyx and the financial position and result of operations of Legacy have been incorporated into the Company’s consolidated financial statements beginning on November 20, 2020, the effective date of the Business Combination.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and as amended by Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The consolidated financial statements include the accounts of PARTS iD, Inc. and its wholly owned subsidiary, PARTS iD, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Company’s critical accounting estimates and assumptions affecting the consolidated financial statements include assessment of the Company’s ability to continue as a going concern, revenue recognition, return allowances, allowance for doubtful accounts, valuation of deferred income tax assets, stock-based compensation, and the capitalization and recoverability of software development costs.

Stock Compensation

Compensation expense related to stock option awards and restricted stock units granted to certain employees, directors and consultants is based on the fair value of the awards on the grant date. If the service inception date precedes the grant date, accrual of compensation cost for periods before the grant date is based on the fair value of the award at the reporting date. In the period in which the grant date occurs, cumulative compensation cost is adjusted to reflect the cumulative effect of measuring compensation cost based on fair value at the grant date rather than the fair value previously used at the service inception date or any subsequent reporting date. Forfeitures are recorded as they occur. The Company recognizes compensation cost related to time-vested options and restricted stock units with graded vesting features on a straight-line basis over the requisite service period. Compensation cost related to a performance-vesting options and performance-based units, where a performance condition or a market condition that affects vesting exists, is recognized over the shortest of the explicit, implicit, or defined service periods. Compensation cost is adjusted depending on whether the performance condition is achieved. If the achievement of the performance condition is probable or becomes probable, the full fair value of the award is recognized. If the achievement of the performance condition is not probable or ceases to be probable, then no compensation cost is recognized or amounts previously recognized are reversed.

Cash

The Company considers all immediately available cash and any investments with original maturities of three months or less, when acquired, to be cash equivalents.

Concentration of Credit Risk

Financial instruments that expose the Company to a concentration of credit risk principally include cash and accounts receivable balances. The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows. The Company manages accounts receivable credit risk through its policy of limiting extensions of credit to customers. Substantially all customer orders are paid by credit card at the point of sale.

Going Concern

These consolidated financial statements have been prepared in accordance with GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assts and satisfaction of liabilities in the normal course of business. We have operated with a negative working capital model since our inception. The Company has a working capital deficiency of approximately $41.6 million. We continue to face macro-economic headwinds and the resulting declining revenue and profitability, which substantially decreased the negative working capital, and resulted in the use of approximately $18.5 million in cash from operating activities, of which $14.3 million was attributable to changes in working capital during the year ended December 31, 2022. With this, substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of the issuance of these consolidated financial statements.

To address liquidity concerns, the Company is pursuing additional financing and continues to restructure and optimize its operations including moderating capital investments, improving gross margin, reducing expenses, and renegotiating vendor payment terms. The Company also believes that the newly negotiated shipping contract will lead to a substantial reduction in shipping costs which it began to realize in November 2022. This will enable the Company to increase revenue and improve profitability. In addition, the Company obtained $5 million from the Loan Agreement with JGB (as discussed below) of net funding to address its liquidity needs.

PARTS iD, INC.

Notes to Consolidated Financial Statements

PARTS iD has retained Canaccord Genuity Group, Inc. (“Canaccord”) as its financial advisor and DLA Piper LLP (US) as its legal counsel to assist in evaluating potential strategic alternatives.

There can be no assurance that the evaluation of strategic alternatives will result in any potential transaction, or any assurance as to its outcome or timing. PARTS iD has not set a timetable for completion of the process and does not intend to disclose developments related to the process unless and until PARTS iD executes a definitive agreement with respect thereto, or the Board otherwise determines that further disclosure is appropriate or required.

On February 24, 2022, the Russian Federation launched a full-scale invasion against Ukraine, and sustained conflict and disruption in the region is ongoing. The Company’s ability to maintain adequate liquidity for its operations is dependent upon a number of factors, including its revenue and earnings, the impacts of COVID-19 on macroeconomic conditions, and its ability to take further cost savings and cash conservation measures if necessary. The conflict could have a material adverse effect upon the Company. Refer to Note 14 — Subsequent Events for additional information.

Accounts Receivable

Accounts receivable balances include amounts due from customers. The Company periodically reviews its accounts receivable balances to determine whether an allowance for doubtful accounts is necessary based on an analysis of past due accounts, historical occurrences of credit losses, existing economic conditions, and other circumstances that may indicate that the realization of an account is in doubt. As of December 31, 2022 and 2021, the Company determined that an allowance for doubtful accounts was not necessary.

Inventory

Inventory consists of purchased goods that are immediately available-for-sale and are stated at the lower of cost or net realizable value, determined using the first-in first-out method. Merchandise-in-transit directly from suppliers to customers is recorded in inventory until the product is delivered to the customer. As of December 31, 2022 and 2021, merchandise-in-transit amounted to $957,735 and $4,053,610, respectively. Risk of loss is transferred from the supplier to the Company at the shipping point. Since the purchased goods are immediately shipped directly from suppliers to customers the Company deemed that an inventory reserve for obsolete or slow moving goods was unnecessary.

Other Current Assets

Other current assets include advances to vendors amounting to $1,796,680 and $3,185,681 as of December 31, 2022 and 2021, respectively, which is included in prepaid expenses and other current assets on the consolidated balance sheets.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Website and Software Development

The Company capitalizes certain costs associated with website and software developed for internal use in accordance with ASC 350-50, Intangibles – Goodwill and Other – Website Development Costs, and ASC 350-40, Intangibles – Goodwill and Other – Internal Use Software, when both the preliminary project design and the testing stage are completed and management has authorized further funding for the project, which it deems probable of completion and to be used for the function intended. Capitalized costs include amounts directly related to website and software development such as contractors’ fees, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project. Capitalization of such costs ceases when the project is substantially complete and ready for its intended use. Capitalized costs are amortized over a three-year period commencing on the date that the specific module or platform is placed in service. Costs incurred during the preliminary stages of development and ongoing maintenance costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Asset Class	Estimated useful lives
Video and studio equipment	5 years
Website and internally developed software	3 years
Computer and electronics	5 years
Vehicles	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of useful life or lease term

Intangible Assets

Intangible assets consist of indefinite-lived domain names and are stated at cost less impairment losses, if any. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the undiscounted expected future cash flows related to the asset. If the comparison indicates that an impairment exists, the amount of the impairment is calculated as the difference between the excess of the carrying amount over the fair value of the asset. The Company has determined that there were no triggering events in the years ended December 31, 2022 and 2021, and no impairment charges were necessary.

Accounts Payable

Accounts payable as of December 31, 2022 consisted of amounts payable to vendors of $33.1 million and credit card payable of $3.3 million payable to a credit card company. The Company has not reached a definitive agreement with the credit card company on paying off the balance owed. The Company stopped making any payments and is responsible for late fees and any interest on the outstanding balance. As of December 31,2022, accounts payable consisted of amounts payable to vendors was $33.9 million and $6.7 million credit card payable to the same credit card company mentioned above.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This standard replaced all previous accounting guidance on this topic, eliminated all industry-specific guidance and provided a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identifies contracts with customers; (ii) identifies performance obligation(s); (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligation(s); and (v) recognizes revenue when (or as) the Company satisfies each performance obligation.

The Company recognizes revenue on product sales through its website as the principal in the transaction as the Company has concluded it controls the product before it is transferred to the customer. The Company controls products when it is the entity responsible for fulfilling the promise to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk from shipment through the delivery date, has discretion in establishing prices, and selects the suppliers of products sold.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Sales discounts earned by customers at the time of purchase and taxes collected from customers, which are remitted to governmental authorities, are deducted from gross revenue in determining net revenue. Allowances for sales returns are estimated and recorded based on historical experience and reduce product revenue, inclusive of shipping fees, by expected product returns. Allowances for sales returns at December 31, 2022 and 2021, were $549,250 and $738,465, respectively.

The Company also earns advertising revenues through sales of media space on its e-commerce site. Advertising revenue is recognized during the period in which the advertisements are displayed on the Company’s e-commerce site. Advertising revenue amounted to $230,157 and $353,985 for the years ended December 31, 2022 and 2021, respectively.

The Company has two types of contractual liabilities: (i) amount received from customers prior to the delivery of products are recorded as customer deposits in the accompanying balance sheets and are recognized as revenue when the products are delivered, amounting to $3,098,119 and $15,497,857 at December 31, 2022 and 2021, respectively, and (ii) site credits (which are initially recorded in accrued expenses and are recognized as revenue in the period they are redeemed), amounting to $3,414,019 and $2,855,998 at December 31, 2022 and 2021, respectively.

Cost of Goods Sold

Cost of goods sold consists of the cost of product sold to customers, plus shipping and handling costs and shipping supplies, net of vendor rebates.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred $31.5 million in advertising costs during the year ended December 31, 2022 and $42.4 million during the year ended December 31, 2021.

Income Taxes

The Company is a C corporation for U.S. federal income tax purposes. Accordingly, the Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates for years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced by the amount of any tax benefit that, based on available evidence, is not expected to be realized, and a corresponding allowance is established. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on the Company’s various income tax returns for the reporting year.

ASC 740 also provides guidance on the accounting for uncertain tax positions recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, management concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company files U.S. federal and State of New Jersey tax returns and had no unrecognized tax benefits at December 31, 2022 and 2021.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the years ended December 31, 2022 and 2021. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its filing positions.

Earnings (Loss) Per Share

For the years ended December 31, 2022 and 2021, basic net loss per common share was determined by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. For purposes of calculating diluted net loss per common share, the denominator includes both the weighted average common shares outstanding and the number of common stock equivalents if the inclusion of such common stock equivalents would be dilutive. Dilutive common stock equivalents potentially include performance-based stock units and unvested restricted stock units using the treasury stock method. For all periods presented, there is no difference in the number of shares used to compute basic and diluted net loss per common share due to the Company’s net loss.

PARTS iD, INC.

Notes to Consolidated Financial Statements

The following average number of potentially dilutive securities were excluded from the computation of diluted weighted-average shares outstanding for the years ended December 31, 2022 and 2021, as they were antidilutive:

	Years ended December 31,
	2022	2021
Performance-based units	527,000	619,000
Unvested restricted stock units	1,053,445	1,551,033
Warrant - JGB	1,000,000	-
Total	2,580,445	2,170,033

New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires the recognition of a “right-of-use” asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the consolidated balance sheets for all the Company’s lease obligations. This ASU is effective for fiscal years beginning after December 15, 2021. As discussed below, the Company adopted the FASB issued Accounting Standard Update (“ASU”) No. 2016-02, Leases, (ASC 842), as amended by multiple updates, hereafter as ASC 842 as of January 1, 2022. The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the incremental borrowing rate.  The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option. The right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments are recognized on straight-line basis over the lease term. Variable lease expenses include payments based upon changes in a rate or index, such as real estate taxes, common area maintenance, insurance, and utilities are expensed as incurred. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which requires an “incurred loss” methodology for recognizing credit losses that delays recognition until it is probable that a loss has been incurred. This ASU is effective for smaller reporting companies for years beginning January 1,2023. The Company does not believe that Topic 326 will have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), to simplify the accounting for income taxes. This ASU is effective for fiscal years beginning after December 15, 2020. The Company does not believe Topic 740 had a material impact on its consolidated financial statements.

Note 3 – Property and Equipment

Property and equipment consisted of the following as of:

	December 31,
	2022	2021
Website and software development	$50,697,486	$43,265,793
Furniture and fixtures	851,926	851,926
Computers and electronics	1,015,853	994,925
Vehicles	325,504	430,162
Leasehold improvements	300,673	237,190
Video and equipment	176,903	176,903
Total - gross	53,368,345	45,956,899
Less: accumulated depreciation	(40,452,572)	(32,256,023)
Total - net	$12,915,773	$13,700,876

Website and software development included capitalized stock-based compensation of $1,727,674 and $2,120,655 for the years ended December 31, 2022 and 2021, respectively. Depreciation of property and equipment for the years ended December 31, 2022 and 2021 amounted to $8,283,981 and $7,465,095, respectively.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Note 4 – Debt

On October 21, 2022 (the “Closing Date”), the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with JGB Collateral, LLC, a Delaware limited liability company (“JGB”), in its capacity as collateral agent (the “Agent”) and the several financial institutions or entities that from time to time become parties to the Loan Agreement as lenders (collectively, the “Lender”).

The Loan Agreement provided for term loans in an aggregate principal amount of up to $11.0 million under two tranches. The tranches consist of (i) a first tranche consisting of term loans in the aggregate principal amount of $5.5 million, of which the entire amount was funded to the Company on the Closing Date (the “Initial Term Loan Advance”); and (ii) a second tranche consisting of term loans in the aggregate principal amount of an additional $5.5 million, which may funded to the Company by the Lender in its sole and absolute discretion (subject to the terms and conditions of the Loan Agreement) until the date that is six months after the Closing Date (the “Second Term Loan Advance” and together with the Initial Term Loan Advance, the “Term Loan Advances”). Each of the Term Loan Advances will be issued with an original issue discount of $500,000.

In connection with the entry into the Loan Agreement, with respect to the Initial Term Loan Advance, the Company issued to the Lender a warrant (the “Warrant”) to purchase 1,000,000 shares (the “Warrant Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”). The Warrant will be exercisable for a period of five years from the date of issuance at a per-share exercise price equal to $2.00, subject to certain adjustments as specified in the Warrant. If the Company seeks and obtains the Second Loan Term Advance in accordance with the terms of the Loan Agreement, the Company will issue another Warrant to the Lender to purchase 1,000,000 shares of the Company’s Common Stock at a per-share exercise price equal to $2.00 and otherwise on the same terms and conditions as the Warrant issued with respect to the Initial Term Loan Advance. The Warrant also provides for customary shelf and piggyback registration rights with respect to the Warrant Shares.

The effective interest rate on the First Tranche of $5.5 million note was 17.9%. The Company incurred debt issue costs of approximately $165,000 in connection with this loan and recorded a discount of $500,000. As of December 31, 2022, the Company had $4.2 million outstanding net of amortization of debt issue costs of $18,903 and $56,735 amortization of discount on the note. The Company incurred $166,527 of interest expense on the note during the quarter and year ended December 31, 2022. A portion of the note was attributed to the warrant for 1,000,000 shares of the Company’s stock which at the time of issuance had been valued at $799,000 using the Black-Scholes model. As of December 31, 2022, the fair value of the warrant was determined to be approximately $551,000, and accordingly, the decrease in its value was recorded as an offset other income and expense on the consolidated statement of operations. The loan requires the Company to make payments of 30 monthly payments of $183,333 beginning on April 30, 2023 with the last payment due September 30, 2025. On January 6, 2023, the Company notified its Agent and Lender that it was not in compliance with the Consolidated Quarterly Net Revenue Covenant (as defined in the Loan Agreement) for the calendar quarter ended December 31, 2022. On February 22, 2023, the Company and JGB executed an amendment to the Loan Agreement and on February 27, 2023, the Company repaid $2.0 million of the loan to JGB.

See “Note 14 – Subsequent Events” for more information.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Note 5 – Shareholders’ Deficit

Preferred Stock

As of December 31, 2022 and 2021, the Company had authorized for issuance a total of 1,000,000 shares of preferred stock, par value of $0.0001 per share (“Preferred Stock”). As of December 31, 2022 and 2021, no shares of Preferred Stock were issued or were outstanding. The Certificate of Incorporation of the Company authorizes the Board to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special, and other rights at the time of issue of any Preferred Stock.

Common Stock

As of December 31, 2022 and 2021, the Company had 34,825,971 and 33,965,804 shares of Class A common stock outstanding, respectively. As of December 31, 2022 and 2021, the Company had reserved 6,005,660 and 6,905,830, respectively, shares of Class A common stock for issuance as follows:

Nature of Reserve	As of December 31, 2022	As of December 31, 2021
a. Indemnification reserve: Upon the expiration of the indemnification period of two years as described in the Business Combination Agreement, subject the payments of indemnity claims, if any, the Company will issue up to 750,000 Common shares to former Onyx shareholders	750,000	750,000
b. EIP reserve: Shares reserved for future issuance under the stockholder approved Parts iD, Inc. 2020 Equity Incentive Plan	3,212,078	4,112,248
c. ESPP reserve: Shares reserved for future issuance under the stockholder approved Parts iD, Inc. 2020 Employee Stock
Purchase Plan	2,043,582	2,043,582
Total shares reserved for future issuance	6,005,660	6,905,830

Voting, Dividends, and Other Distributions:

Subject to the rights of Preferred stock, if any, the holders of Class A and Class F Common stock are entitled to a) one vote for each share on all matters that require stockholder approval, b) receive dividends and distributions as and when declared by the Board out of any assets or funds legally available therefor, equally on a per share basis, and c) share the distribution of all remaining or surplus assets, if any, in the event of liquidation, dissolution or winding up of the Company, ratably in proportion to the number of shares of Common stock held by them.

Rights and Options:

The Company has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Common stockholders does not carry any preemptive rights enabling them to subscribe for, or receive shares of, common stock or any other securities convertible into shares of common stock.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Note 6 – Commitments and Contingencies

Operating Leases

The Company has several non-cancelable operating leases for facilities that expire over the next three years. As mentioned in Note 2, the Company adopted ASC 842 effective January 1, 2022. Accordingly, the consolidated balance sheet as of December 31, 2022 includes a right-of-use asset. Rental expense for operating leases was $856,319 and $1,207,969 for the years ended December 31, 2022 and 2021, respectively.

The first operating lease is for a 13,600 square foot facility located in Cranbury, New Jersey. The monthly payments as follows:

October 1, 2022 to September 30, 2023	$11,265
October 1, 2023 to September 30, 2024	$11,605
October 1, 2024 to September 30, 2025	$11,957

The Company also has executed an agreement for 6,800 square feet of expansion space with the following monthly payments:

October 1, 2022 to September 30, 2023	$7,367
October 1, 2023 to September 30, 2024	$7,588
October 1, 2024 to September 30, 2025	$7,814

The Company recorded the present value of the lease payments using a 7.0% discount rate and a weighted average term of 2 years. The present value of the payments is recorded as a right-of use asset which is amortized over the lease term. The above leases also provide for a 2- year renewal at the Company’s option. The Company has 30 days prior to termination of the above leases to exercise the renewal option. Future minimum lease payments under non-cancelable operating leases as of December 31, 2022 are as follows:

Year ending December 31,
2023	$753,871
2024	276,358
2025	177,939
Total future minimum lease payments	$1,208,168
Less portion representing interest	(133,114)
Present value of lease obligations	1,075,054
Less current portion of lease obligations	(688,188)
Long term portion of lease obligations	$386,866

Note 7 - Legal Matters

Business Combination Litigation

On October 3, 2020, counsel to Stanislav Royzenshteyn and Roman Gerashenko (together, the “Founder Stockholders”) and Onyx Enterprises Canada Inc. and its principals (collectively, the “Investor Stockholder and Principals”) received a letter from counsel to the Founder Stockholders objecting to the Investor Stockholder’s use of the “drag-along right” under Section 4.5 of the Stockholders Agreement, dated July 17, 2015 (the “Stockholders Agreement”), and the proxy granted pursuant to Section 5.1 of the Stockholders Agreement to execute (i) the stockholder written consent, dated September 18, 2020, approving the Business Combination Agreement and (ii) the Stockholder Support Agreements, in each case on behalf of the Founder Stockholders. The letter also describes the Business Combination as unlawful and threatens further unspecified actions by the Founder Stockholders.

On October 15, 2020, the Founder Stockholders filed an order to show cause to preliminarily enjoin the Business Combination pending final adjudication of the Shareholder Litigation. On October 23, 2020, the Superior Court of New Jersey, Chancery Division, Monmouth County refused to grant a preliminary injunction and set the hearing date on the order to show cause for December 4, 2020. On October 26, 2020, the Founder Stockholders filed an application for permission to file emergent motion to request a temporary restraining order preventing the closing of the Business Combination prior to the hearing on December 4, 2020 with the Superior Court of New Jersey, Appellate Division, which such court denied. On October 27, 2020, the Founder Stockholders appealed the Appellate Division’s ruling to the Supreme Court of New Jersey. On October 28, 2020, the Supreme Court of New Jersey denied such appeal. On November 20, 2020, the Founder Stockholders requested another emergent motion before the Superior Court of New Jersey, Chancery Division, Monmouth County for a temporary restraining order preventing the closing of the Business Combination. The Superior Court of New Jersey, Chancery Division, Monmouth County denied that request by order dated November 20, 2020. The Founder Stockholders withdrew their order to show cause after the November 20, 2020 order was entered. Since then, the Founding Stockholders advised the court that they will no longer seek to unwind the Business Combination. Rather, they are seeking damages from the defendants in the Shareholder Litigation (as defined below).

PARTS iD, INC.

Notes to Consolidated Financial Statements

Environmental Protection Agency (“EPA”) v. Onyx Enterprises Int’l, Corp. d/b/a CARiD

On October 22, 2018, the U.S. Environmental Protection Agency (the “EPA”), submitted a formal information request asserting that the Company sold improper and illegal defeat devices in violation of the Clean Air Act (the “CAA”). The Company responded in December 2018. On July 16, 2020, the EPA presented the Company with a proposed notice of violation directed to a subset of sales performance parts that the EPA alleges were sold by the Company in violation of the CAA. The EPA did not propose an aggregate fine but identified 267 transactions as being in violation of the CAA. The products in question were sold by the Company in 2018 and have since been removed from its platform. On November 22 2020, the Company provided a response to the EPA with analysis directed at the reasons the 267 transactions did not violate the CAA. On or about September 30, 2022 the EPA proposed a fine to the Company and the parties have negotiated a final disposition of this matter that the Company will pay $491,474 with two payments of $49,147 in October and December 2022 and the remainder to be paid in 12 monthly installments of $32,765 plus interest at 5.0% with the last payment due on December 29, 2023.

Onyx Enterprises Int’l, Corp. v. IDParts, LLC

On June 30, 2020, the Company initiated a trademark infringement action against IDParts, LLC (“IDParts”) for the unlawful use of “ID” to sell automotive products through its e-commerce platform found at www.idparts.com. The Company first used “iD” to sell automotive products in March of 2009 on its e-commerce platform found at www.carid.com. The Civil Action is captioned as Onyx Enterprises Int’l, Corp. v. IDParts, LLC, Civil Action Number 1:20-cv-11253-RMZ and is currently pending before the United States District Court for the District of Massachusetts. On August 4, 2020, the Company filed the First Amended Complaint. Upon being served by the Company, IDParts counterclaimed against the Company for infringement of its alleged common law trademark rights arising from is use of “IDParts” on www.idparts.com in January of 2010. On January 22, 2021, the Company filed the Second Amended Complaint against IDParts. The Company is seeking monetary damages for use of its trademark as well as an order precluding IDParts from continuing to use “ID” as part of its branding. IDParts is seeking similar relief through its counterclaims. Discovery is now complete, and a final pretrial conference was held in January 2023. It is expected that the matter will be set for trial in May or June 2023.

Onyx Enterprises Int’l Corp v. Volkswagen Group of America, Inc.

On August 4, 2020, Onyx initiated a trademark infringement action against Volkswagen Group of America, Inc. (“Volkswagen”) for the unlawful use of “ID” to brand its new line of electric vehicles due to be imported into the United States in 2021 and manufactured in Tennessee in 2022. The United States Patent and Trademark Office rejected Volkswagen’s application to register “ID” multiple times due to the Company’s priority over the mark in the automotive space. In 2019, Volkswagen approached the Company for a license to use ID for a royalty. When Volkswagen announced in July of 2020 that it would proceed with the launch using this branding, the Company filed suit. The Civil Action is captioned as Onyx Enterprises Int’l, Corp v. Volkswagen Group of America, Inc., Civil Action Number 3:20-cv-09976-BRM-ZNQ and is currently pending in the United States District Court for the District of New Jersey.

Volkswagen has obtained a stay of this matter pending the outcome in the ID Parts matter. The Company is seeking monetary damages for use of its trademark as well as an order precluding Volkswagen from continuing to use ID as part of its branding. As discovery has not commenced, the case value and exposure are undetermined at this time. The parties have engaged in settlement discussions but remain far apart in their evaluation of the merits of the case.

Shareholder Litigation

Royzenshteyn, et. al. v. Pathak, et al. v. Onyx Enterprises Int’l Corp, Superior Court of New Jersey, Monmouth County, Chancery Division, Docket No. MON-C-45.

This is a pending litigation matter that involves a shareholder dispute that arises from a stock purchase and warrant purchase agreement between Onyx Enterprises Int’l Corp. (“Onyx”) and Onyx Enterprises Canada, Inc. (“OEC”) (the “Transaction”). The litigation was instituted by the plaintiffs Stanislav Royzenshteyn and Roman Gerashenko, who were the founding stockholders of Onyx, in the Superior Court of New Jersey, Chancery Division, Monmouth County in February 2018 (the “Shareholder Litigation”).

Onyx was named by the Plaintiffs as a nominal defendant based upon the plaintiffs’ shareholder derivative claims. The Defendants Carey Curtin and Prashant Pathak asserted third party claims against Onyx seeking indemnification from the Onyx to the extent that the claims were asserted by the Plaintiffs against the Defendants in their capacity as Directors of Onyx.

On August 31, 2021, the Judge issued a decision on the Defendants’ Motion for Summary Judgement, in which he granted the motion in part and denied it in part. The fraud related claims asserted by the Plaintiffs against OEC, and the other defendants were not dismissed as well as certain other claims, including claims under the New Jersey Oppressed Minority Shareholder statute. The shareholder derivative claims were dismissed leaving the Third-Party Complaint for indemnification as the only remaining claim that involves the Company.

The Company has not received a specific demand for any monetary damages from the Defendants regarding their indemnification claims, nor does the Company have any concrete information regarding the scope of any such potential damages. Given the amount of time that the Defendants attorneys have devoted to defending the claims against their clients in the Shareholder Litigation, the potential damages arising from the indemnification claims could be significant. If the Defendants prevail on their indemnification claims, the Company will assert that that any damages sought should be allocated based on the time and effort spent in defending against the breach of fiduciary claims, as opposed to defending against the Plaintiffs’ fraud claims, which are the predominant claims in the litigation. Given that the breach of fiduciary claims against the Defendants have been dismissed, any claim for indemnification will only include fees and costs incurred prior to the decision on the Summary Judgment Motion. No trial date has been scheduled.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Onyx was named by the Plaintiffs as a nominal defendant based upon the plaintiffs’ shareholder derivative claims. The Defendants, Carey Curtin and Prashant Pathak, asserted third party claims against Onyx seeking indemnification from the Onyx to the extent that the claims were asserted by the Plaintiffs against the Defendants in their capacity as Directors of Onyx.

On August 31, 2021, the Judge issued a decision on the Defendants’ Motion for Summary Judgement, in which he granted the motion in part and denied it in part. The fraud related claims asserted by the Plaintiffs against OEC, and the other defendants were not dismissed as well as certain other claims, including claims under the New Jersey Oppressed Minority Shareholder statute. The shareholder derivative claims were dismissed leaving the Third-Party Complaint for indemnification as the only remaining claim that involves the Company.

The Company has not received a specific demand for any monetary damages from the Defendants regarding their indemnification claims, nor does the Company have any concrete information regarding the scope of any such potential damages. Given the amount of time that the Defendants attorneys have devoted to defending the claims against their clients in the Shareholder Litigation, the potential damages arising from the indemnification claims could be significant. If the Defendants prevail on their indemnification claims, the Company will assert that that any damages sought should be allocated based on the time and effort spent in defending against the breach of fiduciary claims, as opposed to defending against the Plaintiffs’ fraud claims, which are the predominant claims in the litigation. Given that the breach of fiduciary claims against the Defendants have been dismissed, any claim for indemnification will only include fees and costs incurred prior to the decision on the Summary Judgment Motion.

Potential Claim by Former CEO

On August 12, 2020, the former CEO of the Company, Mr. Royzenshteyn, a plaintiff in the Stockholder Litigation, filed a motion to amend the complaint in the Stockholder Litigation matter first listed above, to assert claims arising from the Board’s acceptance of his resignation as CEO. Mr. Royzenshteyn has asserted that he did not resign but was terminated by the Board in breach of his employment agreement. His proposed complaint seeks payment of his severance and damages from the Company associated with his alleged termination. Mr. Royzenshteyn’s motion to amend the complaint has been denied by the Special Discovery Master, but his proposed claims are preserved for any potential future action brought by him against the Company. Management believes that Mr. Royzenshteyn’s claims are without merit, but at this early stage without any litigation actually having been commenced is not possible to determine the likelihood of success of any such claims and the potential amount of liability, if any, of any award that may be made against the Company. Any amount awarded as a result will be recorded in the period it occurs.

Potential Indemnification Claims by Former Directors of Onyx

Former Onyx Directors Royzenshteyn and Gerashenko (the “Plaintiff Directors”) tendered a demand for indemnification from the Company pursuant to their Director Indemnification agreements with Onyx. The Company’s Board denied the request for indemnification. The Plaintiff Directors then filed a motion in the Stockholder litigation to reserve their indemnification claims for future litigation. That motion was heard by the Special Discovery Master, who denied motion on the grounds that the Plaintiffs had not filed a proposed amended pleading asserting these alleged claims with their motion. Subsequently, the Plaintiffs attempted to file an amended pleading with respect to the indemnification claims, which pleading was rejected by the court because it was not accompanied by an order. Thereafter, the Plaintiff Directors submitted the proposed pleading to the Special Master, which pleading was opposed by the Company and the Defendants on the grounds that it was time barred based on the statute of limitations contained in the indemnification agreements. The Special Master has issued a report and recommendation in which he held that the Plaintiffs indemnification claims are not time- barred and are preserved for a future litigation. The Company filed a motion objecting to that Report and Recommendation, which motion was denied by the Court. To date, the Plaintiffs have not filed any action seeking indemnification from the Company.

Misappropriation Action

The Company commenced an action on November 24, 2020 against Stanislav Royzenshteyn, the Company’s former CEO, captioned Parts iD, LLC v. Stanislav Royzenshteyn (the “Misappropriation Action”). The Misappropriation Action arises from Mr. Royzenshteyn’s failure to immediately return two Company computers and other equipment he had had in his possession upon his resignation as CEO in July 2020. The Company is asserting claims against Mr. Royzenshteyn for violation of the Computer Related Offenses Act, New Jersey’s Trade Secrets Act, breach of fiduciary duties and breach of his employment agreement. The Company is also asserting claims against Mr. Royzenshteyn for failing to return a luxury automobile purchased by the Company. The Company is seeking return of the automobile and any associated damages for the wrongful possession. At the same time the Company commenced the Misappropriation Action, it filed an application for a preliminary injunction and temporary restraints via order to show cause, and on January 8, 2021, the court entered an order enjoining Mr. Royzenshteyn from sharing or disseminating any Company information. The Company filed an amended complaint on January 20, 2021 to include claims for breach of fiduciary duty and breach of contract relating to a bonus payment Mr. Royzenshteyn directed be paid to him in July 2020. Mr. Royzenshteyn moved to dismiss or stay the complaint in February 2021. The Company opposed the motion and it has not yet been heard by the Court. Given its early stage, the outcome of this matter cannot be determined.

PARTS iD, INC.

Notes to Consolidated Financial Statements

KSI Auto Parts v. Parts iD, Inc

This is a pending litigation matter that was filed on November 28, 2022. The Plaintiff is an auto body parts supplier. Plaintiff alleges in its complaint that it supplied auto body parts to Parts iD and Onyx for which it has not been paid. Plaintiff alleges that the outstanding balance due from Parts iD is $257,090.75, exclusive of interest and costs. Default was entered against Parts iD for failing to timely answer the Plaintiff’s complaint. Parts iD has filed a motion to vacate the entry of default, which motion is still pending as of the date of this letter.

Competition Specialties, Inc. v. Onyx Enterprises Int’l Corp., et. Al

This is a pending litigation matter that was filed on February 9, 2023. Plaintiff sells automotive parts and products. Plaintiff alleges in its complaint that it sold automotive parts and products to Onyx and Parts iD for which it has not been paid. Plaintiff alleges that the total balance due from Parts iD is $275,051.30, exclusive of interest and costs. Parts iD has not yet filed a responsive pleading to the Plaintiff’s complaint.

Hasson v Parts iD, Inc

On September 9, 2022, Kenneth Hasson filed a Complaint in the United States District Court for the Western District of Pennsylvania at No. 22-cv-1291.  Hasson purports to bring claims on behalf of a putative class.  Hasson alleges that the website, www.carid.com, allegedly operated by Parts ID, Inc., violated the Pennsylvania Wiretapping and Electronic Surveillance Control Act, 18 Pa. Cons. Stat. § 5701, et. seq., by utilizing “session replay code” software that allegedly wrongfully intercepted Hasson’s actions and communications while visiting that site.  Hasson also contends that the alleged actions constitute a wrongful invasion of his and the putative class’ privacy.  On December 30, 2022, Parts ID filed an Answer denying any and all liability to Hasson or any putative class and denying that the matter is suitable for class certification.  The dispute currently is subject to the Court’s mandatory alternative dispute resolution program and is scheduled for a mediation on April 17, 2023.

Potential Indemnification Claim by Canaccord

On January 13, 2023, the Company received a notice from Cannacord for potential indemnification claims in connection with a Compliant that was filed in the United States District Court for the District of New Jersey by Former Onyx Directors Messrs. Royzenshteyn and Gerashenko, under the caption Royzenshteyn et al. v. Onyx Enterprises Canada Inc., et al. and related to the Business Combination. Canaccord was named as a Defendant in this pending litigation matter and the Company was not directly named as a party to this proceeding. The Company has accepted the indemnification notice from Canaccord and has agreed to indemnify Canaccord for legal and other expenses incurred in connection with this litigation, as applicable.

Other Matters

The Company is subject to certain legal proceedings and claims which are common to, and arise in the ordinary course of, its business. Historically, the Company has been involved in legal proceedings or has received a variety of communications alleging that certain products marketed through its e-commerce distribution platform violate a) third-party intellectual property rights, including but not limited to copyrights, designs, marks, patents and trade names, b) governmental regulation, including emission control regulations or c) defective products or employee disputes. With regard to intellectual property rights, brand and content owners and others have actively asserted their alleged intellectual property rights against many online companies, including the Company. With regard to governmental regulation, the Company receives inquiries from governmental agencies that regulate the automobile industry to monitor compliance with emissions and other standards. With regard to defective products, the Company is covered by the vendor or manufacturer’s warranty. The Company has not incurred any material losses to date with respect to these types of matters nor does management believe that the final disposition of any such pending matters will have a material adverse effect on the Company’s financial position or results of operations.

The Company accrued $614,983 and $620,000 as of December 31, 2022 and 2021, respectively, in aggregate for the above potential loss contingencies.

Note 8 – Retirement Plan

The Company maintains a 401(k) defined contribution plan covering all full-time employees who have completed twelve months of service. The Company may, at its sole discretion, match up to a percentage of each participating employee’s salary. The Company’s contributions vest in annual installments over five years. The Company did not make any discretionary contributions during the years ended December 31, 2022 and 2021.

Note 9 – Stock-Based Compensation

Equity Incentive Plan

In October 2020, in connection with the Business Combination, the Company’s stockholders approved the Parts iD, Inc. 2020 Equity Incentive Plan (the “2020 EIP”). The 2020 EIP became effective immediately upon the closing of the Business Combination. As of December 31, 2022, of the 4,904,596 shares of Class A common stock reserved for issuance under the 2020 EIP in the aggregate, 3,212,078 shares remain available for issuance.

The 2020 EIP provides for the grant of stock options, restricted stock, restricted stock units, performance shares, performance units, stock appreciation rights, other stock-based awards and cash awards (collectively “awards”). The awards may be granted to employees, directors and consultants of the Company.

During the year ended December 31, 2022, selling, general and administrative expenses included $2,444,246 of stock-based compensation expense.

Beginning in January 2021, the Company has granted both restricted stock units (“RSUs”) and restricted performance-based stock units (“PSUs”) as described below.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Restricted Stock Units

The following table summarizes the activity related to RSUs during the year ended December 31, 2022:

		Weighted
	Restricted	Average Grant
	Stock	Date
	Units	Fair Value
Unvested balance at beginning of the period	1,551,033	$6.52
Granted	414,582	$1.13
Vested	(860,169)	$6.12
Forfeited	(52,001)	$7.62
Unvested balance at December 31, 2022	1,053,445	$4.67

The Company has granted RSUs that vest over a specified period, generally up to three years from the date of grant. RSUs granted in 2022 included (a) 376,582 RSUs granted to directors, of which 50,000 vested on September 28, 2022 and the balance of 326,582 will vest on June 14, 2023 or the date of the 2023 annual meeting of stockholders, and (b) 75,000 RSUs granted to various employees, contractors and consultants, in 2022 of which (i) will vest at various intervals over a three year period, (ii) 52,001 were forfeited, and (iii) 726,863 will vest, subject to the participants’ continued service to the Company, as provided in the applicable award agreements. During 2022, 106,812 director and 753,357 non-director shares were vested.

The Company recognized $2,444,246 of stock-based compensation expense associated with RSUs for the year ended December 31, 2022. As of December 31, 2022, approximately $4.2 million of unamortized stock-based compensation expense was associated with outstanding RSUs, which is expected to be recognized over a remaining weighted average period of 0.78 years.

Performance-Based Restricted Stock Units

The following table summarizes the activity related to PSUs during the year ended December 31, 2022:

PSU Type	Balance at December 31, 2022	Granted	Forfeited	Balance at December 31, 2021
Net revenue based	421,600	29,600	103,200	495,200
Weighted average grant date fair value	$7.61	$2.20	$7.92	$8.00
Cash flow based	105,400	7,400	25,800	123,800
Weighted average grant date fair value	$1.55	1.55	$1.55	$2.44
Total	527,000	37,000	129,000	619,000

During the year ended December 31, 2022, the Company granted 37,000 PSUs to several employees, contractors and consultants that contain both service and performance-based vesting conditions, of which 129,000 PSUs were forfeited and the remaining were outstanding as of December 31, 2022. The PSUs will vest in March 2024 based upon the level of achievement of several Company-specific cumulative operational performance milestones for the three years ended December 31, 2023, as determined by the Compensation Committee of the Company.

Of the PSUs granted in 2021, 80% are based on net revenue performance-based vesting conditions that were established at the grant date and 20% are subject to cash flow performance-based vesting conditions, of which certain thresholds had not been established as of December 31, 2022. As a result, the service inception date of the cash-flow based PSUs precedes the grant date associated with these PSUs and the recognition of compensation expense is based upon the fair value of these PSUs as of December 31, 2022. See “Stock Compensation” in Note 2 for more information.

As of December 31, 2022, the performance criteria included in the PSUs plan are unlikely to be achieved and accordingly the Company has no accrual of stock-based compensation expenses associated with the outstanding PSUs. The weighted average period of 1.07 years was remaining before the expiration of outstanding PSUs.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Employee Stock Purchase Plan

In October 2020, in connection with the Business Combination, the Company’s stockholders approved the Parts iD, Inc. 2020 Employee Stock Purchase Plan (the “2020 ESPP”). There are 2,043,582 shares of Class A common stock available for issuance under the 2020 ESPP. The 2020 ESPP became effective immediately upon the closing of the Business Combination, but it has not yet been implemented. As of December 31, 2022 and 2021, no shares had been issued under the 2020 ESPP.

Note 10 – Income Taxes

Income tax expense (benefit) consisted of the following:

	December 31,
	2022	2021
Current
Federal	$-	$-
State	27,446	34,317
Subtotal	27,446	34,317
Deferred
Federal	2,305,034	(1,208,287)
State	10,037	(6,820)
Subtotal	2,315,071	(1,215,107)
Total income tax expense (benefit)	$2,342,517	$(1,180,790)

For the years ended December 31, 2022 and 2021, the effective income tax rate of (20.4)% and 12.91% respectively, differs from the federal statutory rate of 21% primarily due to change in the valuation allowance and the effect of state income taxes, expenses not deductible for income tax purposes and recognition of benefits accruing due to start-up costs of the Company incurred for the period prior to the Business Combination. The Company’s effective income tax rate reconciliation is as follows:

	December 31,
	2022	2021
Federal statutory rate	21.00%	21.00%
Permanent items	(4.94)%	(5.27)%
State and local taxes, net of federal taxes	0.00%	(0.16)%
Deferred rate changes	(0.02)%	0.00%
Change in valuation allowance	(33.88)%	-
Other	(2.56)%	(2.66)%
	(20.4)%	12.91%

The components of the Company’s net deferred tax (liabilities) assets consist of the following:

	December 31,
	2022	2021
Allowance for doubtful accounts	$108,000	$108,000
Accrued expenses	259,000	181,500
Stock compensation	42,400	225,600
Net operating loss carryforward	3,757,700	1,717,400
Accumulated depreciation	(1,320,700)	(2,362,800)
Deferred revenue	573,500	867,900
Lease liability	229,300	-
Other miscellaneous items	35,900	1,400
Right-of-use asset	(229,300)	-
Start-up costs	1,462,700	1,575,907
Total deferred tax assets	4,918,500	2,314,907
Valuation allowance	(4,918,500)	-
Deferred tax assets, net	$-	$2,314,907

PARTS iD, INC.

Notes to Consolidated Financial Statements

As of December 31, 2022, the Company had $17,034,462 federal net operating losses (“NOL”), all remaining from 2019 and onwards and accordingly available to offset future taxable income indefinitely, however they are subject to an 80% of taxable income limitation for all periods after January 1, 2021. It is possible that Internal Revenue Code (IRC) Section 382 may apply to these losses and limit their ability to be used in future periods. The analysis thereof has not yet been performed. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in the United States. The CARES Act contains several tax provisions, including modifications to the NOL and business interest limitations as well as a technical correction to the recovery period for qualified improvement property. The Company has evaluated these provisions in the CARES Act and does not expect a material impact to its tax provision, except for the 80% of taxable income limitation on the future utilization of the Company’s NOLs.

The Business Combination consummated on November 20, 2020 was treated as a double-merger for tax reporting purposes. For tax purposes, Onyx filed a short period final return for the year ended November 20, 2020 and the Company filed a full calendar year return for the year ended December 31, 2020. For purposes of Section 382 of the Internal Revenue Code, the Company expects that all tax attributes will continue to be available as more than 50% of its equity continued to be held by the original shareholders of Onyx.

The Company does not currently anticipate any significant increase or decrease in the total amount of unrecognized tax benefits within the next twelve months.

None of the Company’s U.S. federal or state income tax returns are currently under examination by the Internal Revenue Service (the “IRS”) or state authorities. However, fiscal years 2018 and later remain subject to examination by the IRS and respective states.

Note 11 – Impact of COVID-19

The Company continues to actively monitor the COVID-19 pandemic, including the current spread of certain variants of the virus and plan for potential impacts on our business. While conditions related to the pandemic generally have improved in 2022 compared to 2021, conditions vary geographically. Although the COVID-19 pandemic has caused economic disruptions on a global scale, and created significant uncertainty, we believe it increased the adoption of online shopping by consumers and, for periods during which stimulus payments were disbursed by the government, particularly between April 2020 and April 2021, increased demand for the products of the Company with a positive effect on our revenue and profitability. However, there was a decline in site traffic in 2022 due to an increase in the average cost-per-click in the Company’s search advertising programs, changes in channel mix, and lower consumer discretionary spending.

The impact of COVID-19, including changes in consumer behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy. Recent outbreaks in certain regions continue to cause intermittent COVID-19-related disruptions in our supply chain. During 2022, continued spikes in the price of materials, workforce shortages and shipping and seaport delays led to increases in the cost of goods sold, which negatively impacted gross margins of the Company. Supply chain challenges have increased order cancellations and shipping costs. After two years of port congestions and container shortages, supply chain disruptions are showing signs of easing. We continue to pass a portion of the increased costs through to our customers, while balancing the need to maintain price competitiveness. Notwithstanding the economic challenges described above, the Company achieved a gross margin of 18.7% during the year ended December 31, 2022 compared to 20.1% for the prior year.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Note 12 – Russian-Ukrainian Conflict

The Russian invasion of Ukraine and resulting a response from other nations have impacted, and are expected to continue to impact, our business in near term. Russia’s invasion of Ukraine has elevated geopolitical tensions and security concerns as well as having recently created some inflationary pressures. Our engineering and product data development team as well as back office and part of its customer service center are in Ukraine. Therefore, the conflict in Ukraine could have a material adverse effect on our business, financial condition, and results of operations. The conflict could have a material adverse effect upon the Company in the future.

Since the onset of the active conflict on February 24, 2022, most of our contractors have been able to continue their work, although at a reduced capacity and/or schedule.

Our websites and call centers have continued to function but could be more negatively impacted in the future. Some of our contractors have moved outside of Ukraine to neighboring countries where they continue to work remotely.  Some of our contractors who have remained in Ukraine have moved to other areas in Ukraine, but their ability to continue work is subject to significant uncertainty and potential disruptions.

The situation in Ukraine is highly complex and continues to evolve. We cannot provide any assurance that our outsourced teams in Ukraine will be able to provide efficient and uninterrupted services, which could have an adverse effect on our operations and business. In addition, our ability to maintain adequate liquidity for our operations is dependent on a number of factors, including our revenue and earnings, which could be significantly impacted by the conflict in Ukraine. Further, any major breakdown or closure of utility services, any major threat to civilians or any international banking disruption could materially impact the operations and liquidity of the Company. The Company will continue monitoring the military, social, political, regulatory and economic environment in Ukraine and Russia, and will consider further actions as appropriate.

Note 13 – Equity Offering Sales Agreement

On November 18, 2022 the Company entered into an Equity Offering Sales Agreement with D.A. Davidson & Co. (the “Sales Agreement”) with respect to an “at the market” offering program, under which the Company may, from time to time in its sole discretion, issue and sell through D.A. Davidson, acting as sales agent, shares of the Company’s Class A common stock, par value $0.0001 per share, having an aggregate gross sales price of up to $15,970,800 (the “Placement Shares”). The issuance and sale, if any, of the Placement Shares by the Company under the Sales Agreement will be made pursuant to a prospectus supplement, as filed with the Securities and Exchange Commission (the “SEC”) on the date hereof, to the Company’s registration statement on Form S-3, originally filed with the SEC on September 16, 2022 and as amended on October 11, 2022, which became effective on October 14, 2022.

Pursuant to the Sales Agreement, D.A. Davidson may sell the Placement Shares at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), including by means of ordinary brokers’ transactions, to or through the New York Stock Exchange LLC or any other market venue where the Placement Shares may be traded, or in privately negotiated transactions, or through a combination of any such methods of sale, or any other method permitted by law.

Actual sales will depend on a variety of factors to be determined by the Company from time to time. D.A. Davidson will use commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell the Placement Shares from time to time, based upon instructions from the Company (including any price or size limits or other customary parameters or conditions the Company may impose).

The Company will pay D.A. Davidson a commission of 3.0% of the gross sales proceeds of any Placement Shares sold through D.A. Davidson, acting as sales agent, under the Sales Agreement.

Because there is no minimum offering amount required pursuant to the Sales Agreement, the actual total public offering amount, commissions and proceeds to the Company, if any, are not determinable at this time. The Company expects to use any net proceeds for general corporate purposes, which may include working capital, capital expenditures, the repayment or refinancing of existing indebtedness, mergers and acquisitions and other investments.

The Company is not obligated to make any sales of Placement Shares under the Sales Agreement. As of December 31, 2022, no sales of Placement Shares have occurred under the Sales Agreement. The offering of Placement Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the issuance and sale, through D.A. Davidson, of all Placement Shares subject to the Sales Agreement and (ii) termination of the Sales Agreement in accordance with its terms.

PARTS iD, INC.

Notes to Consolidated Financial Statements

Note 14 – Subsequent Events

On January 6, 2023, the Company notified its Agent and Lender that it was not in compliance with the Consolidated Quarterly Net Revenue Covenant (as defined in the Loan Agreement) for the calendar quarter ended December 31, 2022. As a result of the default, an Event of Default (as defined in the Loan Agreement) was triggered under the Loan Agreement and the Company had $5,507,333 immediately due and payable under the Loan Agreement, unless a forbearance agreement was reached with the Agent and the Lender.

On January 17, 2023, the Company entered into a Forbearance Agreement and Reservation of Rights with the Agent and the Lender with respect to the default. The Forbearance Agreement provided that both the Agent and the Lender will not exercise or pursue any rights or remedies under the Loan Agreement or any other Loan Document (as defined in the Loan Agreement) until the earlier of (i) April 30, 2023 or (ii) that certain date when the Lender or Agent become aware that any Event of Default (other than the Subject Default) has occurred and is continuing, in exchange for certain forbearance payments in the aggregate amount of $50,000 paid by the Company to the Lender pursuant the Forbearance Agreement. The Lender agreed to extend the period in which the Company must register for resale the shares of common stock underlying the warrant issued to the Lender in connection with the Loan Agreement from 90 days following the Issue Date to February 3, 2023.

On February 6, 2023, Richard White notified the Company of his resignation from the Board of Directors effective immediately. Mr. White’s decision to resign from the Board was solely for personal reasons and is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies or practices, or any disagreements in respect of accounting principles, financial statement disclosure, or any issue impacting the Audit Committee of the Board (the committee on which he served). Rahul Petkar, a current independent director, was appointed as a member of the Company’s Audit Committee in replacement of Mr. White. Also on February 6, 2023, the Company began implementing a restructuring plan approved by the Board to streamline its operations considering its current liquidity needs and financial condition. In connection therewith, the Company is reducing its employment base by two-thirds in the United States and similarly significantly reducing its independent contractors in Ukraine, Costa Rica, and the Philippines. The employees and independent contractors affected by this reduction were informed of the Company’s decision beginning on February 7, 2023. Each affected employee in the United States will be paid such employee’s respective salary through such employee’s termination date and the Company is unable to offer severance to any of the affected employees. In addition, the Company has reduced the salaries of the remaining employees by ten percent to decrease operating expenses moving forward.

On February 16, 2023, the Company received correspondence from the Agent constituting its assertion of a notice of events of default and reservation of rights (the “Notice of Default”) under the Loan Agreement, by and among the Company, its subsidiaries, the Agent and certain lenders party thereto (collectively, the “Lender”). The Notice of Default purported that certain events of default under the Loan Agreement have occurred and are continuing, due to the Company’s current liquidity situation.

On February 22, 2023, the Company and the Agent executed an amendment to the Loan Agreement (the “Amendment”) which, among other things, (i) the Company agreed to repay the principal amount of the term loan to the Agent in the following installments: (A) $2 million on February 23, 2023, (B) $1 million on August 22, 2023 and (C) the entire remaining principal balance and all accrued but unpaid interest (including the Original Issue Discount, as defined in the Amendment) on August 22, 2024; (ii) the Agent agreed to withdraw the Notice of Default and not exercise its purported rights and remedies thereunder; (iii) the Lender may elect, at any time and from time to time, to convert any outstanding portion of the outstanding term loan into shares of the Company’s common stock at a conversion price of $0.50 per share; (iv) removed the “Cash Minimum” covenant of which the Company had to maintain unrestricted, unencumbered Cash (as defined in the Loan Agreement) of at least $2,000,000; (v) removed the EBITDA (as defined in the Loan Agreement) covenant of which the Company had to maintain at least the applicable EBITDA Target (as defined in the Loan Agreement) for each calendar quarter; (vi) removed the revenue covenant in which the Company had to maintain consolidated quarterly net revenue of at least $75 million each calendar quarter and (vii) provide a lien to JGB in the Company’s claims for trademark infringement against Volkswagen Group of America, Inc. pursuant to the lawsuit currently pending in the (X) United States District Court for the District of New Jersey and captioned as Onyx Enterprises Int’l, Corp v. Volkswagen Group of America, Inc., and all proceeds and products thereof and (Y) United States District Court for the District of Massachusetts and captioned as Onyx Enterprises International Corp. v. ID Parts LLC, and all proceeds and products thereof (collectively, the “Volkswagen Trademark Claims”), provided that the Company can secure the Permitted Litigation Indebtedness (as defined in the Amendment) on the terms described in the Amendment.

PARTS iD, INC.

Notes to Consolidated Financial Statements

In connection with the Amendment, the Company and the Agent entered into an Amended and Restated Intellectual Property and Security Agreement (the “A&R Security Agreement”) which amended and restated that certain Intellectual Property and Security Agreement, dated as of October 21, 2022. The A&R Security Agreement removed the exclusion of the Volkswagen Trademark Claims from the Agent’s security interest in the Company’s intellectual property.

On February 17, 2023, Antonino Ciappina, the Chief Executive Officer (“CEO”) resigned as the CEO and principal executive officer of the Company for personal reasons. The Board immediately appointed John Pendleton, the Company’s current Executive Vice President, Legal & Corporate Affairs as the Company’s interim CEO and principal executive officer. Mr. Pendleton continues to serve in his capacity as the Company’s Executive Vice President, Legal & Corporate Affairs.

In February 2023, the Company laid off approximately 60% of its employees to conserve resources as it is in the process of obtaining additional financing.

On March 6, 2023 (the “Initial Closing Date”), PARTS iD, Inc., a Delaware corporation (the “Company”), entered into a Note and Warrant Purchase Agreement (the “Purchase Agreement”) whereby the Company agreed to issue and sell to certain investors (collectively, the “Investors”), in a private placement, (i) an aggregate principal amount of up to $10 million in junior secured convertible promissory notes (the “Convertible Notes”) and (ii) an aggregate of up to two million warrants to purchase the Company’s common stock at an exercise price of $0.50 per share (the “Warrants”), in one or more closings pursuant to the terms of the Purchase Agreement. All of the disinterested directors of the Company’s Board of Directors, as well as the disinterested directors of the Audit Committee, reviewed and approved the terms of the Purchase Agreement, Convertible Notes and Warrants. As of the Initial Closing Date, the Company issued and sold (i) an aggregate principal amount of $2,900,000 of Convertible Notes and (ii) an aggregate of 580,000 Warrants, of which $2,650,000 of Convertible Notes and 530,000 Warrants were purchased by entities affiliated with certain directors, officers and beneficial owners of the Company.

The Convertible Notes accrue interest at 7.75% per annum, compounded semi-annually and such interest may be paid at the option of the Company either in cash or common stock. Upon the Company’s sale and issuance of equity or equity-linked securities pursuant to which the Company receives aggregate gross proceeds of at least $3 million (a “Qualified Equity Financing”), the Convertible Notes are mandatorily convertible into shares of such equity securities sold in the Qualified Equity Financing. The Company may, at its option, redeem the Convertible Notes (including the outstanding principal and any accrued but unpaid interest thereon) for cash, in full or in part, if the Convertible Notes have otherwise not been converted within 180 days of the date of issuance. In addition, upon a Change of Control (as defined in the Convertible Notes) of the Company, the Convertible Notes shall be repaid in full at or before the closing of such transaction in cash.

The Convertible Notes are strictly subordinated to the (i) senior secured indebtedness incurred or owed by the Company pursuant to that certain Loan and Security Agreement, dated as of October 21, 2022, by and among the Company, its subsidiary PARTS iD, LLC, a Delaware limited liability company and JGB Collateral, LLC, a Delaware limited liability company, in its capacity as collateral agent and the several financial institutions or entities that from time to time become parties thereto, as amended by that certain Amendment to Loan and Security Agreement, dated as of February 22, 2023 (the “Loan Agreement”); and (ii) the Permitted Litigation Indebtedness (as defined in the Loan Agreement).

Subject to the subordination provisions described above and more fully described in the Convertible Notes, the Convertible Notes are secured by a junior security interest in all of the Company’s right, title, and interest in and to all of the Company’s assets. The Convertible Notes mature on March 6, 2025.

PARTS iD, INC.

Notes to Consolidated Financial Statements

The Warrants will expire after 5 years from the date of issuance and may not be exercised on a cashless basis. The Warrants provide that a holder of Warrants will not have the right to exercise any portion of its Warrants, if such holder, together with its affiliates, and any other party whose holdings would be aggregated with those of the holder for purposes of Section 13(d) or Section 16 of the Exchange Act would beneficially own in excess of 4.99%, of the number of shares of the Company’s Common Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that each holder may increase or decrease the Beneficial Ownership Limitation by giving notice to the Company, with any such increase not taking effect until the sixty-first day after such notice is delivered to the Company but not to any percentage in excess of 9.99%; provided that any holder of the Warrants that beneficially owns in excess of 19.99% of the number of shares of the Common Stock outstanding on the issuance date of the Warrants shall not be subject to the Beneficial Ownership Limitation.

The Company intends to use the proceeds from the issuance of the Convertible Notes and the Warrants for working capital purposes and the repayment of current indebtedness.

The Convertible Notes and the Warrants were issued by the Company in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act.

The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. There have been no subsequent events other than those described above that occurred that would require adjustment to or disclosure in the consolidated financial statements as of and for the year ended December 31, 2022.

30,498,486 Shares of Common Stock

PROSPECTUS

June 5, 2023